UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 25, 2011

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Turkcell Plaza
Mesrutiyet Caddesi No. 153
34430 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure:  A press release dated February 24, 2011 announcing Turkcell’s Fourth Quarter and Full Year 2010 results and IFRS Report for Q4 2010.

PRESS RELEASE
Fourth Quarter and Full Year 2010 Results

TURKCELL ILETISIM HIZMETLERI A.S.
FULL YEAR 2010 RESULTS

Leading The New Mobile Internet Era
With Superior Network

Istanbul, Turkey, February23, 2011 – Turkcell (NYSE:TKC, ISE:TCELL), the leading communications and technology company in Turkey, today announced results for thefourth quarter and year ended December 31, 2010.All financial results in this press release are unaudited, prepared in accordance with International Financial ReportingStandards (“IFRS”) and expressed in Turkish liras and dollars unless otherwise stated.

Please note that all financial data is consolidated and comprises Turkcell IletisimHizmetleri A.S., (the “Company”, or “Turkcell”) and its subsidiaries and associates (together referred to as the “Group”). All non-financial data is unconsolidated and comprises Turkcell only. The terms “we”, “us”, and “our” in this press release refer only to the Company, except in discussions of financial data, where such terms refer to the Group, and where context otherwise requires.

Fourth Quarter and Full Year 2010 Results

Highlights of the Fourth Quarter and Full Year 2010

Full Year 2010

•
Group revenue slightly improved to TRY9.0 billion (TRY8.9 billion) mainly due to increasing mobile internet revenues and the higher contribution of Group companies despite the negative impact of regulatory decisions in Turkey.

•
Turkcell Turkey’s revenue wasTRY8.0 billion (TRY8.0 billion), which included highermobile internet revenues, up 74% to TRY454 million (TRY261 million) and a higher postpaid subscriber base,despite the negative impact of significant regulatory changes.

•	The contribution of subsidiaries to Group revenuessignificantly improved in 2010:

•	Top line contribution increased to 11.1% in 2010 (10.2%)mainly due to strong revenue growth of 32.8% to TRY335.1 million (TRY252.4 million)at Superonline.
•	EBITDA contribution improved to 9% in 2010 from 5% in 2009 mainly as Superonline and Astelit significantly improved their operational performance.

•	Despite challenging market conditions and regulatory changes, Group EBITDA margin was maintained at32.7% (33.3%) while the Group EBITDA was at TRY2.9 billion (TRY3.0 billion).

•	Group net income increased by 3.7% toTRY1.8 billion (TRY1.7 billion).

Fourth Quarter 2010

•
Group revenue in the fourth quarter of 2010 was TRY2.19 billion (TRY2.26 billion), a declineof3.3% compared to a year agodue to the negative impact of regulatory decisions in Turkey,which waspartially offset by the higher contribution of Group subsidiaries driven by strong performance at Superonline and growth in mobile internet and services revenues.

•
The Group EBITDA margin was at 29.7% (30.2%) while the Group EBITDA* was at TRY649.0 million (TRY681.9 million).  Turkcell Turkey’s rising general administrative and selling and marketing expenses, were largely offset bythe increasing contribution of subsidiaries’, particularly by Astelit,to Group EBITDA.

•
Net income increased by 45.6% to TRY368.1 million (TRY252.8 million) in Q4 2010 mostly due to the absence of one off items recorded in the fourth quarter of 2009(e.g. charges related to fixed asset write‐offs andlegal developments) and decrease in goodwill impairment costs,despite the increasing cost base in Turkey.

*EBITDA is a non-GAAPfinancial measure. See page 14-15for the reconciliation of EBITDA to net cash from operating activities.
**In this press release, a year on year comparison of our key indicators is provided and figures in parentheses following the operational and financial results for the year end 2010 refer to the same item in the year end of 2009 and figures in parentheses following the operational and financial results for the fourth quarter 2010 refer to the same item in the fourth quarter of 2009. For further details, please refer to our consolidated financial statements and notes as at and for the year ended December 31, 2010 which can be accessed via our web site in the investor relations section (www.turkcell.com.tr).
**Please note that the Information and Communication Technologies Authority in Turkey is referred to as “the Telecommunications Authority” herein.

Fourth Quarter and Full Year 2010 Results

Comments from the CEO, SureyyaCiliv

“In 2010, Turkcell recorded revenues of TRY9.0 billion, EBITDA of TRY2.9 billion and net income of TRY1.8 billion.

During 2010, the Turkish mobile market experienced the most radical regulatory changes of recent years.  Interconnection rates and maximum price cap levels decreased significantly in Turkey, negatively affecting our revenues.  However, throughout 2010 we offered even more affordable prices for our customers, thereby increasingboth usage and customer satisfaction.

During the year, we made major investments in our 3G and fiber network.  Consequently, we have established one of the world’s leading 3G networks.   We believe that these investments position us very strongly against the competition and will ensure sustainable growth for us in Turkey.

We are also pleased with the performance of our Group Companies as the profitability of both Superonline in Turkey and Astelit in Ukraine significantly improved in 2010.  We expect their contribution to continue to increase going forward.

In a strong macroeconomic environment in Turkey, we believe that we are very well positioned for the future as we have proactively driven the new 3G era.  Our investments are well underway and we are very focused on ensuring growth through mobile internet, services and applications tailored to our customers’ needs and expectations.

I would like to thank all our employees, customers, business partners and shareholders for their continued confidence in, and contribution to, Turkcell Group throughout the year.  We look forward to a still better year overall in 2011.”

OVERVIEW

In 2010, mobile line penetration decreased by 4pp to 84% mainly due to the continuing decline in multiple SIM card usage. In 2011, we expect the number of mobile lines to grow inparallel to population growth, and mobile line penetration to remain in-line with the year-end 2010 level.

Furthermore, the Turkish mobile market witnessed some radical changes in 2010. The significant decrease in interconnection rates and maximum prices negatively impacted the market and put further pressure on per minute revenue and profitability.  Additionally, we have seen some regulatory changes such as the introduction of an upper limit for calls up to 60 seconds, transition to TRY from unit based pricing, and the change in the definition of active subscribers.

The competitive offers in the market remained aggressive. All operators focused on increasing their postpaid subscriber base by providing high minute incentive port-in offers,launchinglower priced voice packages andcontinuing to offer flat rate minute packages for all directions.The focus on segmented offers continued throughout the year while3G and terminal bundled offers gained pace towards the yearend.

Fourth Quarter and Full Year 2010 Results

During the year, we maintained our leadership in the Turkish market, continuing to grow our postpaid subscriber base and usage volumes in a healthy manner. We successfully differentiated ourselves through our unique mobile services and applications and marked a first in Turkcell’s history, by introducing the Android-type Turkcell-branded smartphone, the T10.The number of smartphones on our network reached2 million;representing 6% of total subscribers compared to 3% a year ago.  We continued to seeencouraging application and data usage trends by smartphone customers operating onour network.

Consequently, in 2010, mobile internet revenues rose by 74% and comprised 28.0% of overall mobile Internet and service revenues in Turkey, up from 20.4% a year ago.  The share of mobile internet and service revenues in Turkcell Turkey revenues increased by 4.3pp to 20.3% (16.0%).  The share of our consolidated mobile Internet and service revenues roseby 3.9pp to 19.4% (15.5%).

Particularly in the fourth quarter of 2010, aggressive port-in offers for postpaid subscribers continued with intense communication, tailor-made corporate offers, and increasing usage advantages for the youth segment.  Terminal bundled offers, data bundled packages and roaming offers accelerated as part of the year end campaigns. We invested in our brand for positive long term returns and started to communicate our new “Get more out of life, with Turkcell” motto.  We further strengthened our sales channel to ensure the growth and retention of our postpaid subscriber base in 2011 and beyond.

In 2011, we expect high single-digit top line growth and a similar EBITDA margin compared to 2010.  This growth will mainly be driven by higher voice and mobile internet revenues, as well as growing contributions from our subsidiaries.

However, it is important to note that the reduction in termination rates by 52% and the maximum price cap by 38% imposed by the Authority negatively affected the pricing environment in our market starting from April 1, 2010.  Consequently, since second quarter of 2010; we havelower MTR and price cap structure; which is expected to negatively impact our revenue and EBITDAin the first quarter of 2011 compared to a year ago.

Additionally, marketing initiatives by the competition, which focus on increasing market share at the expense of profitability seem to continue intothe first quarter of 2011.  As a result, we are incurring higher operational expenses to further differentiate Turkcell in the intensely competitive Turkish market.

Accordingly, we expect first quarter of 2011 financial results to reflect the negative impact of such regulatory and competitive dynamics.  However, we are confident that we will see a gradual improvement in our financials starting from the second quarter of 2011.

Fourth Quarter and Full Year 2010 Results

Overview of the Macroeconomic Environment

The foreign exchange rates which have been used in our financial reporting and certain macroeconomic indicators are set forth below.

	Quarter			Year
	Q409	Q410	y/y % chg	2009	2010	y/y % chg
TRY / $ rate
Closing Rate	1.5057	1.5460	2.7%	1.5057	1.5460	2.7%
Average Rate	1.4863	1.4717	(1.0%)	1.5495	1.5050	(2.9%)
Consumer Price Index	4.3%	1.6%	(2.7pp )	6.5%	6.4%	(0.1pp )
GDP Growth	6.0%	n.a.	n.a.	(4.7%)	n.a.	n.a.
UAH/$
Closing Rate	7.99	7.96	(0.4%)	7.99	7.96	(0.4%)
Average Rate	7.99	7.93	(0.8%)	7.80	7.93	1.7%

Financial and Operational Review of the Fourth Quarter 2010 and Full Year 2010

The following discussion focuses principally on the developments and trends in our business in the fourth quarter of and full year 2010 in TRY terms. Selected financial information for the fourth quarter of 2009, third quarter of 2010 and full year 2009both in TRY and US$ prepared in accordance with IFRS, andin TRY prepared in accordance with the Capital Markets Board of Turkey’s standards are also included at the end of this press release.

Financial Review of Turkcell Group

Profit & Loss Statement	Quarter			Year
(million TRY)	Q409	Q410	y/y % chg	2009	2010	y/y % chg
Total Revenue	2,260.6	2,186.2	(3.3%)	8,936.4	9,003.6	0.8%
Direct cost of revenues	(1,321.2)	(1,268.6)	(4.0%)	(4,769.3)	(5,039.2)	5.7%
Depreciation and amortization	(281.3)	(297.3)	5.7%	(908.7)	(1,139.7)	25.4%
Gross Margin	41.6%	42.0%	0.4pp	46.6%	44.0%	(2.6pp )
Administrative expenses	(122.0)	(139.3)	14.2%	(421.2)	(521.9)	23.9%
Selling and marketing expenses	(416.8)	(426.6)	2.4%	(1,676.2)	(1,633.9)	(2.5%)
EBITDA	681.9	649.0	(4.8%)	2,978.4	2,948.3	(1.0%)
EBITDA Margin	30.2%	29.7%	(0.5pp )	33.3%	32.7%	(0.6pp )
Net finance income / (expense)	108.4	87.7	(19.1%)	223.8	264.0	18.0%
Finance expense	(21.5)	(5.4)	(74.9%)	(287.1)	(153.4)	(46.6%)
Finance income	129.9	93.1	(28.3%)	510.9	417.4	(18.3%)
Share of profit of associates	39.3	40.8	3.8%	118.8	184.7	55.5%
Income tax expense	(117.0)	(104.8)	(10.4%)	(529.1)	(483.5)	(8.6%)
Net Income	252.8	368.1	45.6%	1,701.6	1,764.3	3.7%
 (*): including depreciation and amortization expenses.
(**): EBITDA is a non-GAAP financial measure. See page 14-15 for the reconciliation of EBITDA to net cash from operating activities.

Fourth Quarter and Full Year 2010 Results

Revenue: In Q4 2010, revenue contracted by 3.3% year-on-year to TRY2,186.2million (TRY2,260.6 million). This decline resulted mainly from the decrease in Turkcell Turkey’s mobile voice revenues as a result of thesharp decline in interconnect rates which was partially compensated by the 23.7%growth in mobile internet & services revenues of Turkcell Turkey and 3.1% growth in contribution from subsidiaries.

For the full year, consolidated revenueslightly improved to TRY9,003.6million (TRY8,936.4 million),mainly due to  the 26.4% increase in mobile internet and services revenues of Turkcell Turkey to TRY1,619.1 million (TRY1,280.6 million), as well as the11.1% higher contribution from subsidiariesyear-on-year(particularly, through Superonline, which increased revenues by 32.8% to TRY335.1 million from TRY252.4 million) despite the adverse effects of MTR and price cap cuts.

At the same time, Turkcell Turkey’s revenues remained almost flat in FY10, ataround TRY7,991.2 million (TRY8,025.0 million),despite the regulatory decisions which were partially offset by the 26.4% growth in mobile internet and services revenues, as well as the increasing postpaid subscriber base.

In FY10, Turkcell Turkey’s interconnect revenues decreased to TRY638.4 million (TRY808.1 million) mainly due to the MTR cuts, which led to a decline in the share of interconnection revenues in Turkcell Turkey’s revenues from 10.1% in FY09 to 8.0% in FY10.

Direct cost of revenues: Direct cost of revenues including depreciation and amortization decreased by 4.0% to TRY1,268.6 million in Q4 2010 (TRY1,321.2 million). Meanwhile, direct cost of revenues as a percentage of total revenues decreased to 58.0% (58.4%) in Q4 2010. This mainly arose from the lower interconnect costs (down 3.1 pp), which were partially offset by the increase in depreciation and amortization expenses (up 1.2pp), wages and salaries (up 0.8 pp), network-related expenses (up 0.2pp) and other items (up 0.5pp).

In FY10, direct cost of revenues including depreciation and amortization increased by 5.7% to TRY5,039.2 million (TRY4,769.3 million). As a percentage of revenue, direct costs increased from 53.4% to 56.0%, mainly due to increases in depreciation and amortization (up 2.5pp), network-related expenses (up 0.4pp), and other items (up 0.7pp); which were partially offset by the decrease in interconnect costs (down 1.0pp).

For the full year, Turkcell Turkey’s interconnect costs decreased to TRY690.8 million (TRY699.7 million) which resulted in a decline in Turkcell Turkey’s interconnect costs as a percentage of revenues to 8.6% (8.7%). At the same time, Turkcell Group’s interconnect costs declined to TRY802.6million (TRY881.7 million), while as a percentage of consolidated group revenues they decreased to 8.9% (9.9%).

Administrative expenses: General and administrative expenses as a percentage of revenue increased by 1.0pp to 6.4% in Q4 2010 (5.4%) and by 1.1 pp to 5.8% in FY10 (4.7%). This was mainly due to higher bad debt expenses arising from the increase in the postpaid subscriber base together with higher wages and salaries.

Selling and marketing expenses:Selling and marketing expenses as a percentage of revenue increased by 1.1pp to 19.5% in Q4 2010 (18.4%), resulting mainly from intensified marketing campaigns.

Fourth Quarter and Full Year 2010 Results

For the full year, selling and marketing expenses as a percentage of revenue decreased by 0.7ppto 18.1% (18.8%) mainly due to lower selling expensesand frequency usage fees paid for prepaid subscribers as a result of the decline in the prepaid subscriber base, which were partially offset by the higher wages and salaries.

EBITDA1: In Q4 2010,EBITDA in nominal terms was atTRY649.0 million (TRY681.9 million), while the EBITDA margin was at 29.7% (30.2%).1.1pp higher selling and marketing expenses and 1.0pp higher general and administrative expenses were largelyoffset by the 1.6pp decrease in the direct cost of revenues (excluding depreciation and amortization).

In FY10, nominal EBITDA was at TRY2,948.3 million (TRY2,978.4 million), while the EBITDA margin was at 32.7% (33.3%). 1.1 pphigher general and administrative expenses together with 0.2pp higher direct cost of revenues were partially compensated by the 0.7pp lower selling and marketing expenses.

Net finance income/(expense): In Q4 2010, we recorded net finance income of TRY87.7 million (TRY108.4 million). The decrease in net finance income mainly stems fromthe decline in translation gain to TRY24.2 million in Q4 2010 (TRY63.5 million) as a result of a translation loss recognized by the Group companies, particularly Astelit and Superonline, due to their long position partially netted off by the translation gain of Turkcell Turkey arising from TRY/US$ depreciation of 6.5% in Q4 2010, despite higher net interest income to TRY63.5 million in Q4 2010 (TRY44.9 million).

For the full year, we recorded net finance income of TRY264.0 million (TRY223.8 million) mainly due to an increase in interest income in FY10 arising from the absence of legal provisions in FY09, partially netted off by the decrease in interest income on deposits due to lower interest rates and the increase in interest expense on loans as a result of the increase in outstanding debt balance.

Share of profit of equity accounted investees:Our share in the net income of unconsolidated investees, consisting of the net income/(expense) impact of Fintur and A-Tel, increased by 3.8% to TRY40.8 million (TRY39.3 million) in Q4 2010and by 55.5% to TRY184.7 million (118.8 million) for the full year, mainly due to the higher net income contribution from Fintur (particularly from the operations in Kazakhstan).

The results of our 50%-owned subsidiary A-Tel impacted two items in our financial statements:

•
A-Tel’s revenue generated from Turkcell, amounting to TRY11.4 million in Q4 2010 and TRY47.1 million for FY10, is netted out from the selling and marketing expenses in our consolidated financial statements in proportion to our ownership.

•
The difference between the total net impact of A-Tel and the amount netted out from selling and marketing expenses amounted to TRY11.6 million in Q4 2010 and TRY39.5 million in FY10 and is recorded in the ‘share of profit of equity accounted investees’ line of our financial statements.

_______________________________
  (1): EBITDA is a non-GAAP financial measure. See page 14-15 for the reconciliation of EBITDA to net cash from operating activities

Fourth Quarter and Full Year 2010 Results

Income tax expense: The total taxation charge in Q4 2010 decreased to TRY104.8 million (TRY117.0 million).The total tax charge of TRY141.5million was related to current tax charges, while deferred tax income of TRY36.7 million was recorded.

For FY10, the total taxation charge decreased by 8.6% to TRY483.5million as a result of a decrease in profit before tax. Of the total tax charge for FY10, TRY508.1 million is related to current tax charges while the deferred tax income totaled TRY24.6 million.

	Quarter			Year
(million TRY)	Q409	Q410	y/y % chg	2009	2010	y/y % chg
Current tax expense	(133.5)	(141.5)	6.0%	(544.9)	(508.1)	(6.8%)
Deferred Tax income / (expense)	16.5	36.7	122.4%	15.8	24.6	55.7%
Income Tax expense	(117.0)	(104.8)	(10.4%)	(529.1)	(483.5)	(8.6%)

Net income: In Q4 2010, net income increased by 45.6% year-on-year to TRY368.1 million (TRY252.8 million), mainly due to the weak base year effect.

In Q4 2009, charges related to goodwill impairment, fixed asset write‐offs, and legal developmentstotaling TRY256 million resulted in a decline in our net income. On the other hand, in Q4 2010 we recorded a goodwill impairment of TRY36 million for Belarusian operation which led to a net income decrease.

For the full year, net income increased by 3.7% to TRY1,764.3 million (TRY1,701.6 million).

Total Debt: Consolidated debt amounted to TRY2,841 million as of December 31, 2010. TRY941 million of this was related to Turkcell’s Ukrainian operations. TRY1,878million of our consolidated debt is at a floating rate and TRY665 million will mature in less than a year. During FY10, our debt/annual EBITDA ratio increased to 96.4%.

Consolidated Cash Flow	Quarter		Year
(million TRY)	Q409	Q410	2009	2010
EBITDA*	681.9	649.0	2,978.4	2,948.3
LESS:
Capex and License	(637.2)	(630.3)	(2,664.0)	(1,667.5)
Turkcell	(268.8)	(234.9)	(1,823.1)	(782.4)
Ukraine**	(163.4)	(37.3)	(325.2)	(102.7)
Investment & Marketable Securities	(150.5)	(154.0)	(232.1)	(64.3)
Net Interest Income/Expense	44.9	63.4	223.5	283.8
Other	287.5	492.2	(595.7)	(662.6)
Net Change in Debt	518.4	62.4	1,119.0	465.9
Dividends paid	0.0	0.0	(1,098.0)	(859.3)
Cash Generated	745.0	482.7	(268.9)	444.3
Cash Balance	4,660.9	5,105.1	4,660.9	5,105.1
(*) EBITDA is a non-GAAP financial measure. See page 14-15for the reconciliation of EBITDA to net cash from operating activities.
(**)The appreciation of reporting currency (TRY) against USD is included in this line.

Fourth Quarter and Full Year 2010 Results

Cash Flow Analysis:Capital expenditures in Q4 2010 amounted to TRY630.3 million, of which TRY234.9 millionwas related to Turkcell Turkey, TRY37.3million to our Ukrainian operations, TRY227.7million to Superonline and TRY74.2 million to our Belarusian operations.
In 2010, major cash outflows included capital expenditures and the dividend payment. In FY10, our capital expenditures totaled TRY1,667.5million, of which TRY782.4 million was related to Turkcell Turkey, TRY102.7million to our Ukrainian operations, TRY480.3million to Superonline and TRY185.4 million to our Belarusian operations. In FY10 we also paid a cash dividend of TRY859.3 million to our shareholders.

Group capex for FY11 is expected to be in line with FY10 (TRY1.7 billion).

Operational Review in Turkey

Summary of
Operational Data	Quarter			Year
(Turkcell Turkey)	Q409	Q410	y/y % chg	2009	2010	y/y % chg

Number of total subscribers (million)	35.4	33.5	(5.4%)	35.4	33.5	(5.4%)
Number of postpaid subscribers (million)	9.4	10.1	7.4%	9.4	10.1	7.4%
Number of prepaid subscribers (million)	26.0	23.3	(10.4%)	26.0	23.3	(10.4%)

ARPU (Average Monthly Revenue per User), blended (US$)	12.5	12.9	3.2%	12.0	13.0	8.3%
ARPU, postpaid (US$)	26.3	26.0	(1.1%)	26.6	26.6	0.0%
ARPU, prepaid (US$)	7.7	7.3	(5.2%)	7.5	7.6	1.3%

ARPU, blended (TRY)	18.6	18.9	1.6%	18.5	19.5	5.4%
ARPU, postpaid (TRY)	39.0	38.2	(2.1%)	41.0	40.0	(2.4%)
ARPU, prepaid (TRY)	11.5	10.8	(6.1%)	11.6	11.4	(1.7%)

Churn (%)	9.7%	9.4%	(0.3pp )	32.6%	33.9%	1.3pp

MOU (Average Monthly Minutes of usage per subscriber), blended	153.6	194.9	26.9%	134.3	179.1	33.4%

Subscribers: Our subscriber base in Turkey totaled 33.5 million as of December 31, 2010, down by 5.4% year-on-year. In 2010, we maintained our focus on the postpaid segment with newly launched campaigns and offers, increased data lines and promoted switches from the prepaid to the postpaid segment. This resulted in a 7.4% increase in our postpaid subscriber base to 10.1 million, from 9.4 million a year earlier. Demonstrating the success of our value focused subscriber acquisition approach; in 2010 we registered 734,000 net new postpaid subscribers, of which 264,000 were added in the fourth quarter. Accordingly, the postpaidsubscriber base made up 30.1% of our overall subscriber base, up from 26.6% in the

Fourth Quarter and Full Year 2010 Results

same period of last year. At the same time, we saw a slowdown in the contraction of the prepaid subscriber base which declined by 10.4% to 23.3 million, from 26.0 million a year earlier.

In FY11, we expect to maintain ourhigh value subscriber base with a focus on growing our postpaid subscriber base further.

Churn Rate: Churn refers to voluntarily and involuntarily disconnected subscribers. In Q4 2010, our churn rate slightly improved to 9.4%, down from 9.7% a year ago.  Our annual churn rate increased by 1.3pp to 33.9% (32.6%)mainly due to declining multiple SIM card usage. The majority of the churners comprised of the low ARPU generating prepaid subscribers.

MoU: MoUdeclined slightly by 1.1% compared to Q3 2010 to 194.9 minutes in Q4 2010, mainly due to seasonal trends.

MoU increased by 33.4% to 179.1 minutes in FY10, up from 134.3 minutes in FY09,driven by attractive tariffs and campaign offers.

In FY11, we expect healthy growth in usage as our successful incentives and loyalty programs continue.

ARPU: In Q42010 and in FY10 as a whole, blended average revenue per user (“ARPU”) in TRY terms increased by 1.6% and 5.4% to TRY18.9 and TRY19.5, respectively, despite decreasing interconnection rates. The increase was mainly attributable to rising mobile internet revenues and postpaid subscriber base.

Postpaid ARPU in TRY terms fell by 2.1% to TRY38.2 in Q4 2010 and by 2.4% to TRY40.0 in FY10, while prepaid ARPU decreased by 6.1% to TRY10.8 in Q4 2010 and slightly by 1.7% to TRY11.4 in FY10 year-on-year. This wasmainly due to the negative impact of declining MTRs and the reduction of the maximum price cap, as well as the dilutive impact of prepaid to postpaid switches.

In FY11, we expect higher TRY ARPU than in 2010.

Fourth Quarter and Full Year 2010 Results

Other Domestic and International Operations

Superonline

Superonline, our wholly owned subsidiary, is providing fixed broadband services by investing in the build up of a fiber-optic network.

	Quarter			Year
Summary data for Superonline	Q409	Q410	y/y % chg	2009	2010	y/y % chg
Revenue (TRY million)	74.9	92.0	22.8%	252.4	335.1	32.8%
EBITDA1 (TRY million)	5.7	5.4	(5.3%)	3.6	32.9	813.9%
EBITDA margin	7.6%	5.8%	(1.8pp )	1.4%	9.8%	8.4pp
Capex (TRY million)	125.6	227.7	81.3%	259.5	480.3	85.1%
1 EBITDA is a non-GAAP financial measure. See page 14-15 for the reconciliation of Superonline’s EBITDA to net cash from operating activities.

•	InQ4 2010, Superonline’s fiber-optic network reached580,000 home passes (HP) and 22,400 km.

•	Superonline’s share in Turkcell’s transmission costsreached 46% in Q4 2010, while the share of non-group revenues was 62%.

•
Superonline recorded 22.8% year-on-year revenue growth in Q4 2010 which mainly arose from the increasing share in Turkcell’s transmission coststogether with the 104.5% growth in residential and 27.1% in corporate segments. In the meantime, EBITDA decreased by 5.3% year-on-year,mainly due to increasing marketing activities in Q4 2010.

•	For the full year,Superonline’s contribution to Turkcell’s financialscontinued to improve with32.8% revenue growth and anEBITDA margin of 9.8% (1.4%).

•
In FY10, focus on the higher-margin residential segment increased resulting inyear-on-year top line growth of 70%. Corporate segment revenues grew by 30%, leveraging the strengths of the Turkcell Group, while wholesale revenues grew by 26% in line with increasing Group synergies.

•	Topline growth in FY11 is expected to be at a higher rate compared to FY10, while EBITDA margin is expected to improve compared to 2010.

Fourth Quarter and Full Year 2010 Results

Astelit

Astelit, in which we hold a 55% stake through Euroasia, has operated in Ukraine since February 2005 under the brand “life:)”.

	Quarter			Year
Summary Data for Astelit	Q409	Q410	y/y % chg	2009	2010	y/y % chg

Number of subscribers (million)
Total	12.2	9.1	(25.4%)	12.2	9.1	(25.4%)
Active (3 months)1	7.8	6.1	(21.8%)	7.8	6.1	(21.8%)

MoU (minutes)	158.2	206.8	30.7%	158.7	171.9	8.3%

Average Revenue per User
(ARPU) in US$
Total	2.6	2.9	11.5%	2.5	2.6	4.0%
Active (3 months)	4.0	4.4	10.0%	3.7	3.9	5.4%

Revenue (UAH)	741.7	648.3	(12.6%)	2,740.0	2,691.0	(1.8%)

Revenue (US$ million)	92.8	81.8	(11.9%)	351.1	339.3	(3.4%)
EBITDA2(US$ million)	6.9	16.9	144.9%	20.2	64.5	219.3%
EBITDA margin	7.4%	20.6%	13.2pp	5.7%	19.0%	13.3pp
Net Loss (US$ million)	(25.2)	(30.9)	22.6%	(111.8)	(101.0)	(9.7%)
Capex (US$ million)	106.8	21.4	(80.0%)	216.0	66.5	(69.2%)
1Active subscribers are those who in the past three months made a transaction which brought revenue to the Company.
2 EBITDA is a non-GAAP financial measure. See page14-15for the reconciliation of Euroasia’s EBITDA to net cash from operating activities. Euroasia holds 100% stake in Astelit.

•
In Q4 2010, revenues decreased by 11.9% to $81.8 million compared to a year ago mainly due to theclose-down of our non-profitable carrier business line and the reductions in interconnect rates during the year.Meanwhile, in Q4 2010 Astelit continued to improve its operational profitability, which was up by 13.2pp to 20.6% (7.4%).

•
For the full year, Astelit’s EBITDA tripled compared to FY09within the context of the turnaround strategy and effective cost control initiatives. Astelit’s EBITDA margin increased to 19.0% in FY10 from 5.7% in FY09. The main drivers of this increase were the tariff redesigns resulting in a decrease in interconnection costs together with the cost cutting measures.

•
In FY10, Astelit’s number of registered and three-month active subscriber stood at 9.1 million and 6.1 millon, respectively.  Astelit recorded 724,000 net subscriber loss in Q4 2010.  This was mainly due to the change in subscriber definition and churn in 2010, aimed at monitoring value adding subscribers and their behavior more closely.

•	The 3-month active ARPU increased by 10.0% in Q4 2010 and 5.4% in FY10 mainly due to a decline in the number of active subscribers along with the change in the active subscriber definition.

•	MoU increased by 30.7% in Q4 2010 and 8.3% in FY10 year-on-year.

•	In FY11, revenue is expected to grow around 20% in US$ terms. In the meantime, EBITDA margin is expected to increase compared to FY10.

Fourth Quarter and Full Year 2010 Results

Fintur

Turkcell holds a 41.45% stake in Fintur and through Fintur has interests in mobile operations in Kazakhstan, Azerbaijan, Moldova, and Georgia.
FINTUR	Quarter			Year
	Q409	Q410	y/y % chg	2009	2010	y/y % chg
Subscriber (million)
Kazakhstan	7.2	8.9	23.6%	7.2	8.9	23.6%
Azerbaijan	3.8	4.0	5.3%	3.8	4.0	5.3%
Moldova	0.7	0.9	28.6%	0.7	0.9	28.6%
Georgia	1.9	2.0	5.3%	1.9	2.0	5.3%
TOTAL	13.6	15.9	16.9%	13.6	15.9	16.9%

Revenue (US$ million)
Kazakhstan	231	283	22.5%	863	1,013	17.4%
Azerbaijan	127	131	3.1%	501	504	0.6%
Moldova	17	19	11.8%	63	67	6.3%
Georgia	45	34	(24.4%)	175	152	(13.1%)
Other*	-	2	-	3	1	(66.7%)
TOTAL	420	470	11.9%	1,605	1,737	8.2%
(*)Includes intersegment eliminations

	Quarter			Year
(US$ million)	Q409	Q410	y/y % chg	2009	2010	y/y % chg
Fintur’s contribution to Turkcell Group’s net income	32.6	36.7	12.6%	119.6	153.0	27.9%

Fintur’s subscriber base continued to grow in Q4 2010. The total number of subscribers increased by 16.9% to 15.9 million (13.6 million), mainly as a result of the strong growth in Kazakhstan.

Fintur’s consolidated revenue increased by 11.9%year-on-year to US$470 million in Q4 2010 while revenues grew by 8.2% to US$1,737 million in FY10 mainly driven by a 17.4% increase in revenues of our operation in Kazakhstan along with strong subscriber acquisitions and an improved macroeconomic environment.

We account for our investment in Fintur using the equity method. Fintur’s contribution to net income increased to TRY53.9million ($36.7 million) in Q4 2010, from TRY48.0 million ($32.6 million) a year ago.Fintur’s contribution to income was $153.0 millionin 2010 ($119.6 million).

Fourth Quarter and Full Year 2010 Results

Reconciliation of Non-GAAP Financial Measures

We believe that EBITDA is a measure commonly used by companies, analysts and investors in the telecommunications industry, which enhances the understanding of our cash generation ability and liquidity position and assists in the evaluation of our capacity to meet our financial obligations. We also use EBITDA as an internal measurement tool and, accordingly, we believe that the presentation of EBITDA provides useful and relevant information to analysts and investors.

Our EBITDA definition includes Revenue, Direct Cost of Revenue excluding depreciation and amortization, Selling and Marketing expenses and Administrative expenses, but excludes translation gain/(loss), finance income, share of profit of equity accounted investees, gain on sale of investments, income/(loss) from related parties, minority interest and other income/(expense).
EBITDA is not a measure of financial performance under IFRS and should not be construed as a substitute for net earnings (loss) as a measure of performance or cash flow from operations as a measure of liquidity.

The following table provides a reconciliation of EBITDA, which is a non-GAAP financial measure, to net cash from operating activities, which we believe is the most directly comparable financial measure calculated and presented in accordance with IFRS.

TURKCELL* US$ million	Q409	Q410	y/y % chg	2009	2010	y/y % chg

EBITDA	459.1	441.9	(3.7%)	1,925.4	1,957.4	1.7%
Income tax expense	(78.7)	(71.3)	(9.4%)	(340.1)	(320.8)	(5.7%)
Other operating income/(expense)	(119.6)	(17.4)	(85.5%)	(85.2)	(49.4)	(42.0%)
Financial income	91.3	1.5	(98.4%)	1.0	0.5	(50.0%)
Financial expense	(61.1)	(35.9)	(41.2%)	(188.3)	(100.4)	(46.7%)
Net increase/(decrease) in assets and liabilities	130.6	227.0	73.8%	(84.2)	(205.1)	143.6%
Net cash from operating activities	421.6	545.8	29.5%	1,228.6	1,282.2	4.4%

Superonline TRY million	Q409	Q410	y/y % chg	2009	2010	y/y % chg

EBITDA	5.7	5.4	(5.3%)	3.6	32.9	813.9%
Other operating income/(expense)	(1.4)	0.2	(114.3%)	(1.5)	0.4	(126.7%)
Finance income	8.6	(28.1)	(426.7%)	5.5	(9.5)	(272.7%)
Finance expense	(8.2)	22.1	(369.5%)	(9.7)	(18.5)	90.7%
Net increase/(decrease) in assets and liabilities	-	26.6	-	(21.7)	(2.6)	(88.0%)
Net cash from operating activities	4.7	26.2	457.4%	(23.8)	2.7	(111.3%)

(*):Translation reserve amounting to $66,325 in 2009 and ($344,346) in 2008 is now disclosed under the “Effects of the foreign Exchange rate fluctuations on statement of financial position items” instead of under “Cash Flows from Operating Activities” starting from 2010. Therefore, the presentation of cash flow in the 2010 audit report for prior years has been revised to reflect this change.

Fourth Quarter and Full Year 2010 Results

EUROASIA (Astelit) US$ million	Q409	Q410	y/y % chg	2009	2010	y/y % chg

EBITDA	6.9	16.9	144.9%	20.2	64.5	219.3%
Other operating income/(expense)	(0.4)	(1.6)	300.0%	1.7	(1.3)	(176.5%)
Financial income	0.8	0.1	(87.5%)	2.0	0.8	(60.0%)
Financial expense	(13.9)	(13.7)	(1.4%)	(32.7)	(45.6)	39.4%
Net increase/(decrease) in assets and liabilities	18.6	33.2	78.5%	75.1	48.3	(35.7%)
Net cash from operating activities	12.0	34.9	190.8%	66.3	66.7	0.6%

Turkcell Group Subscribers

We had approximately 60.4million subscribers as of December 31, 2010. This figure is calculated by taking the number of subscribers in Turkcell and each of our subsidiaries and unconsolidated investees. It includes the total number of mobile subscribers in Astelit, BeST, as well as in our operations in the Turkish Republic of Northern Cyprus (“Northern Cyprus”) and Fintur. In the past, when presenting our total group subscribers, we have given this figure on a proportional basis, adjusted to reflect our ownership interest in each subsidiary. We believe that presenting total subscribers is a good indicator of our Group’s reach, and intend to use this new calculation method going forward.

During 2010, there have beenchanges in subscriber definition at Astelit in Ukraine and BeST in Belarus. For further information please refer to the press release for the period of third quarter 2010.

Turkcell Group subscribers declined by 2.3 million compared to the previous year, mainly due to the subscriber declines in Astelit and Turkcell Turkey.

Turkcell GroupSubscribers
	Year
(million)	2009	2010	y/y % chg
Turkcell	35.4	33.5	(5.4%)
Ukraine/ Astelit	12.2	9.1	(25.4%)
Fintur	13.6	15.9	16.9%
Northern Cyprus	0.3	0.4	33.3%
Belarus/ BeST	1.2	1.5	25.0%
TURKCELL GROUP	62.7	60.4	(3.7%)

Forward-Looking Statements

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995.  All statements other than statements of historical facts included in this press release, including, without limitation, certain statements regarding our operations, financial position and business strategy may constitute forward-looking statements.  In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as, among others, “will,” “expect,” “intend,” “estimate,” “believe” or “continue.”

Although Turkcell believes that the expectations reflected in such forward-looking statements are reasonable at this time, it can give no assurance that such expectations will prove to be correct.  All

Fourth Quarter and Full Year 2010 Results

subsequent written and oral forward-looking statements attributable to us are expressly qualified in their entirety by reference to these cautionary statements.

For a discussion of certain factors that may affect the outcome of such forward looking statements, see our Annual Report on Form 20-F for 2009 filed with the U.S. Securities and Exchange Commission, and in particular the risk factor section therein.

We undertake no duty to update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

www.turkcell.com.tr

ABOUT TURKCELL

Turkcell is the leading communications and technology company in Turkey with 33.5 million subscribers and a market share of approximately 54% as of 2010 (Source: Operator’s announcements). Turkcell is a leading regional player, with market leadership in five of the nine countries in which it operates with its approximately  60.4 million subscribers as of 2010. Turkcell reported TRY9.0 billion ($6.0 billion) net revenue and its total assets reached TRY15.1 billion ($9.8 billion) as of 2010.  Turkcell covers 82% of the Turkish population through its 3G and covers 99.07% of the Turkish population through its 2G technology supported network. Turkcell has become one of the first operators among the global operators to have implemented HSDPA+ and to reach to 42.2 Mbps speed with HSPA multi carrier solution. Turkcell has been listed on the NYSE and the ISE since July 2000 and is the only NYSE-listed company in Turkey.  51.00% of Turkcell’s share capital is held by Turkcell Holding, 0.05% by Cukurova Holding, 13.07% by Sonera Holding and 1.19% by others while the remaining 34.69% is free float.Read more at http://www.turkcell.com.tr/en

For further information please contact Turkcell

Corporate Affairs
KorayÖztürkler, Chief Corporate Affairs Officer
Tel: +90-212-313-1500
Email: koray.ozturkler@turkcell.com.tr

Investors:	Media:
NihatNarin, Investor and International Media Relations Tel: + 90-212-313-1244 Email: nihat.narin@turkcell.com.tr investor.relations@turkcell.com.tr	FilizKaragulTuzun, Corporate Communications Tel: + 90-212-313-2304 Email: filiz.karagul@turkcell.com.tr

TURKCELL ILETISIM HIZMETLERI A.S.
IFRS SELECTED FINANCIALS (TRY Million)

	Quarter Ended	Quarter Ended	Quarter Ended	12 Months Ended	12 Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2009	2010	2010	2009	2010

Consolidated Statement of Operations Data
Revenues
Communication fees	2,164.2	2,210.3	2,042.6	8,575.7	8,535.3
Commission fees on betting business	23.0	10.3	15.9	66.1	46.7
Monthly fixed fees	16.1	34.8	31.0	66.0	113.5
Simcard sales	6.9	6.1	6.3	35.3	34.4
Call center revenues and other revenues	50.4	65.9	90.4	193.3	273.7
Total revenues	2,260.6	2,327.4	2,186.2	8,936.4	9,003.6
Direct cost of revenues	(1,321.2)	(1,272.5)	(1,268.6)	(4,769.3)	(5,039.2)
Gross profit	939.4	1,054.9	917.6	4,167.1	3,964.4
Administrative expenses	(122.0)	(120.6)	(139.3)	(421.2)	(521.9)
Selling & marketing expenses	(416.8)	(379.3)	(426.6)	(1,676.2)	(1,633.9)
Other Operating Income / (Expense)	(172.5)	(2.0)	(25.7)	(164.6)	(74.4)

Operating profit before financing costs	228.1	553.0	326.0	1,905.1	1,734.2
Finance costs	(21.5)	(29.7)	(5.4)	(287.1)	(153.4)
Finance income	129.9	101.8	93.1	510.9	417.4
Share of profit of equity accounted investees	39.3	52.6	40.8	118.8	184.7
Income before taxes and minority interest	375.8	677.7	454.5	2,247.7	2,182.9
Income tax expense	(117.0)	(138.6)	(104.8)	(529.1)	(483.5)
Income before minority interest	258.8	539.1	349.7	1,718.6	1,699.4
Non-controlling interests	(6.0)	17.2	18.4	(17.0)	64.9
Net income	252.8	556.3	368.1	1,701.6	1,764.3

Net income per share	0.114911	0.252870	0.167318	0.773472	0.801958

Other Financial Data

Gross margin	42%	45%	42%	47%	44%
EBITDA(*)	681.9	863.6	649.0	2,978.4	2,948.3
Capital expenditures	637.2	310.1	630.3	2,664.0	1,667.5

Consolidated Balance Sheet Data (at period end)
Cash and cash equivalents	4,660.9	4,622.5	5,105.1	4,660.9	5,105.1
Total assets	14,034.3	14,496.4	15,142.4	14,034.3	15,142.4
Long term debt	1,236.4	2,003.9	2,175.7	1,236.4	2,175.7
Total debt	2,276.6	2,609.0	2,840.8	2,276.6	2,840.8
Total liabilities	5,156.4	5,174.4	5,505.3	5,156.4	5,505.3
Total shareholders’ equity / Net Assets	8,877.9	9,322.0	9,637.1	8,877.9	9,637.1

** For further details, please refer to our consolidated financial statements and notes as at 31 December 2010 on our web site.

TURKCELL ILETISIM HIZMETLERI A.S.
IFRS SELECTED FINANCIALS (US$ MILLION)

	Quarter Ended	Quarter Ended	Quarter Ended	12 Months Ended	12 Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2009	2010	2010	2009	2010

Consolidated Statement of Operations Data
Revenues
Communication fees	1,456.1	1,462.0	1,388.9	5,557.3	5,670.2
Commission fees on betting business	15.6	6.8	10.8	42.7	31.2
Monthly fixed fees	10.8	23.0	21.1	42.5	75.4
Simcard sales	4.7	4.0	4.3	22.9	22.9
Call center revenues and other revenues	33.9	43.8	61.5	124.6	182.4
Total revenues	1,521.1	1,539.6	1,486.6	5,790.0	5,982.1
Direct cost of revenues	(888.7)	(842.9)	(861.9)	(3,097.1)	(3,349.0)
Gross profit	632.4	696.7	624.7	2,692.9	2,633.1
Administrative expenses	(82.0)	(79.8)	(95.2)	(273.1)	(347.3)
Selling & marketing expenses	(280.4)	(251.0)	(289.5)	(1,085.1)	(1,085.8)
Other Operating Income / (Expense)	(115.6)	(1.3)	(17.4)	(110.3)	(49.5)

Operating profit before financing costs	154.4	364.6	222.6	1,224.4	1,150.5
Finance costs	(14.4)	(20.0)	(4.5)	(187.5)	(102.6)
Finance income	87.4	67.3	63.0	329.6	277.1
Share of profit of equity accounted investees	26.4	35.0	27.8	78.4	122.8
Income before taxes and minority interest	253.8	446.9	308.9	1,444.9	1,447.8
Income tax expense	(78.7)	(91.4)	(71.3)	(340.1)	(320.8)
Income before minority interest	175.1	355.5	237.6	1,104.8	1,127.0
Non-controlling interests	(4.0)	11.5	12.4	(10.8)	43.2
Net income	171.1	367.0	250.0	1,094.0	1,170.2

Net income per share	0.077754	0.166817	0.113636	0.497269	0.531909

Other Financial Data

Gross margin	42%	45%	42%	47%	44%
EBITDA(*)	459.1	570.7	441.9	1,925.4	1,957.4
Capital expenditures	401.7	253.0	363.9	1,769.3	1,078.6

Consolidated Balance Sheet Data (at period end)
Cash and cash equivalents	3,095.5	3,185.3	3,302.2	3,095.5	3,302.2
Total assets	9,320.8	9,989.3	9,794.6	9,320.8	9,794.6
Long term debt	821.2	1,380.8	1,407.3	821.2	1,407.3
Total debt	1,512.0	1,797.8	1,837.5	1,512.0	1,837.5
Total liabilities	3,424.6	3,565.6	3,561.0	3,424.6	3,561.0
Total equity	5,896.2	6,423.7	6,233.6	5,896.2	6,233.6

* Please refer to the notes on reconciliation of Non-GAAP Financial measures on page 11
** For further details, please refer to our consolidated financial statements and notes as at 31 December 2010 on our web site.

TURKCELL ILETISIM HIZMETLERI A.S.
CMB SELECTED FINANCIALS (TRY Million)

	Quarter Ended	Quarter Ended	Quarter Ended	12 Months Ended	12 Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2009	2010	2010	2009	2010

Consolidated Statement of Operations Data
Revenues
Communication fees	2,164.2	2,210.3	2,042.6	8,575.7	8,535.3
Commission fees on betting business	23.0	10.3	15.9	66.1	46.7
Monthly fixed fees	16.1	34.8	31.0	66.0	113.5
Simcard sales	6.9	6.1	6.3	35.3	34.4
Call center revenues and other revenues	50.4	65.9	90.4	193.3	273.7
Total revenues	2,260.6	2,327.4	2,186.2	8,936.4	9,003.6
Direct cost of revenues	(1,316.1)	(1,269.0)	(1,268.8)	(4,752.6)	(5,030.2)
Gross profit	944.5	1,058.4	917.4	4,183.8	3,973.4
Administrative expenses	(122.0)	(120.6)	(139.3)	(421.2)	(521.9)
Selling & marketing expenses	(416.8)	(379.3)	(426.6)	(1,676.2)	(1,633.9)
Other Operating Income / (Expense)	(170.3)	(2.8)	(24.3)	(162.3)	(74.2)

Operating profit before financing costs	235.4	555.7	327.2	1,924.1	1,743.4
Finance costs	(21.5)	(29.7)	(5.4)	(287.1)	(153.4)
Finance income	129.9	101.8	93.1	510.9	417.4
Share of profit of equity accounted investees	39.3	52.6	40.8	118.8	184.7
Income before taxes and minority interest	383.1	680.4	455.7	2,266.7	2,192.1
Income tax expense	(118.4)	(140.1)	(105.0)	(533.0)	(485.4)
Income before minority interest	264.7	540.3	350.7	1,733.7	1,706.7
Non-controlling interests	(5.9)	17.3	18.4	(17.0)	64.9
Net income	258.8	557.6	369.1	1,716.7	1,771.6

Net income per share	0.117634	0.253450	0.167773	0.780325	0.805271

Other Financial Data

Gross margin	42%	45%	42.0%	47%	44.1%
EBITDA(*)	681.9	863.6	649.0	2,978.9	2,948.3
Capital expenditures	637.2	310.1	630.3	2,664.0	1,667.5

Consolidated Balance Sheet Data (at period end)
Cash and cash equivalents	4,660.9	4,622.5	5,105.1	4,660.9	5,105.1
Total assets	13,978.9	14,449.0	15,096.0	13,978.9	15,096.0
Long term debt	1,236.4	2,003.9	2,175.7	1,236.4	2,175.7
Total debt	2,276.6	2,609.0	2,840.8	2,276.6	2,840.8
Total liabilities	5,146.7	5,166.3	5,497.4	5,146.7	5,497.4
Total shareholders’ equity / Net Assets	8,832.2	9,282.7	9,598.6	8,832.2	9,598.6

** For further details, please refer to our consolidated financial statements and notes as at 31 December 2010 on our web site.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 December 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

	Note	2010	2009
Assets
Property, plant and equipment	12	3,068,021	2,652,222
Intangible assets	13	1,709,311	1,897,981
GSM and other telecommunication operating licenses		955,703	1,058,098
Computer software		547,607	595,218
Other intangible assets		206,001	244,665
Investments in equity accounted investees	14	399,622	383,490
Other investments	15	33,849	34,755
Due from related parties	33	1,044	21,039
Other non-current assets	16	107,277	75,120
Trade receivables	18	35,024	-
Deferred tax assets	17	2,876	2,058
Total non-current assets		5,357,024	5,066,665

Inventories		24,386	28,205
Other investments	15	8,201	62,398
Due from related parties	33	88,897	108,843
Trade receivables and accrued income	18	816,151	783,752
Other current assets	19	197,740	175,417
Cash and cash equivalents	20	3,302,163	3,095,486
Total current assets		4,437,538	4,254,101

Total assets		9,794,562	9,320,766

Equity
Share capital	21	1,636,204	1,636,204
Share premium	21	434	434
Capital contributions	21	22,772	22,772
Reserves	21	(660,121)	(512,095)
Retained earnings	21	5,258,327	4,712,254
Total equity attributable to equity holders of Turkcell Iletisim Hizmetleri AS		6,257,616	5,859,569
Non-controlling interests	21	(24,019)	36,632

Total equity		6,233,597	5,896,201

Liabilities
Loans and borrowings	24	1,407,316	821,179
Employee benefits	25	29,742	27,776
Provisions	27	57,055	5,676
Other non-current liabilities	23	160,832	154,991
Deferred tax liabilities	17	93,105	118,432
Total non-current liabilities		1,748,050	1,128,054

Bank overdraft	20	5,896	5,244
Loans and borrowings	24	430,205	690,780
Income taxes payable	11	96,080	93,260
Trade and other payables	28	951,976	1,038,762
Due to related parties	33	10,760	14,780
Deferred income	26	164,186	248,518
Provisions	27	153,812	205,167
Total current liabilities		1,812,915	2,296,511

Total liabilities		3,560,965	3,424,565

Total equity and liabilities		9,794,562	9,320,766

The notes on page 7 to 109 are an integral part of these consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 December 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

	Note	2010	2009	2008

Revenue	7	5,982,093	5,789,972	6,970,408
Direct costs of revenue		(3,349,035)	(3,097,097)	(3,409,013)
Gross profit		2,633,058	2,692,875	3,561,395

Other income		14,668	978	14,136
Selling and marketing expenses		(1,085,750)	(1,085,081)	(1,351,692)
Administrative expenses		(347,290)	(273,139)	(309,349)
Other expenses	8	(64,233)	(111,220)	(17,990)
Results from operating activities		1,150,453	1,224,413	1,896,500

Finance income	10	277,130	329,550	442,099
Finance costs	10	(102,662)	(187,514)	(136,769)
Net finance income		174,468	142,036	305,330

Share of profit of equity accounted investees	14	122,839	78,448	102,990
Profit before income tax		1,447,760	1,444,897	2,304,820

Income tax expense	11	(320,799)	(340,093)	(549,758)
Profit for the year		1,126,961	1,104,804	1,755,062

Profit attributable to:
Owners of Turkcell Iletisim Hizmetleri AS		1,170,176	1,093,992	1,836,824
Non-controlling interest		(43,215)	10,812	(81,762)
Profit for the year		1,126,961	1,104,804	1,755,062

Basic and diluted earnings per share	22	0.53	0.50	0.83
(in full USD)

The notes on page 7 to 109 are an integral part of these consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 December 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

	2010	2009	2008

Profit for the year	1,126,961	1,104,804	1,755,062

Other comprehensive income/(expense):
Foreign currency translation differences	(184,352)	53,046	(1,458,709)
Net change in fair value of available-for-sale securities	(1,318)	1,197	(6,385)
Income tax on other comprehensive (expense)/income	(754)	(1,091)	1,368
Other comprehensive income/(expense) for the year, net of income tax	(186,424)	53,152	(1,463,726)

Total comprehensive income for the year	940,537	1,157,956	291,336

Total comprehensive income/(expense) attributable to:
Owners of Turkcell Iletisim Hizmetleri AS	984,187	1,146,681	363,504
Non-controlling interest	(43,650)	11,275	(72,168)
Total comprehensive income for the year	940,537	1,157,956	291,336

The notes on page 7 to 109 are an integral part of these consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 December 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

	Attributable to equity holders of the Company
	Share Capital	Capital Contribution	Share Premium	Legal Reserves	Fair Value Reserve	Reserve for Non-Controlling Interest Put Option	Translation Reserve	Retained Earnings	Total	Non-Controlling Interest	Total Equity

Balance at 1 January 2008	1,636,204	-	434	256,834	5,481	-	669,598	3,224,526	5,793,077	138,128	5,931,205
Total comprehensive income
Profit for the year	-	-	-	-	-	-	-	1,836,824	1,836,824	(81,762)	1,755,062
Other comprehensive income/(expense)
Foreign currency translation differences, net of tax	-	-	-	-	-	-	(1,467,960)	-	(1,467,960)	9,594	(1,458,366)
Net change in fair value of available-for-sale securities, net of tax	-	-	-	-	(5,360)	-	-	-	(5,360)	-	(5,360)
Total other comprehensive income/(expense)	-	-	-	-	(5,360)	-	(1,467,960)	-	(1,473,320)	9,594	(1,463,726)
Total comprehensive income/(expense)	-	-	-	-	(5,360)	-	(1,467,960)	1,836,824	363,504	(72,168)	291,336
Increase in legal reserves	-	-	-	121,945	-	-	-	(121,945)	-	-	-
Dividends paid	-	-	-	-	-	-	-	(502,334)	(502,334)	(54,639)	(556,973)
Change in non-controlling interest	-	-	-	-	-	-	-	-	-	46,795	46,795
Change in reserve for non-controlling interest put option	-	-	-	-	-	(286,922)	-	-	(286,922)	-	(286,922)
Capital contribution granted	-	18,202	-	-	-	-	-	-	18,202	-	18,202
Balance at 31 December 2008	1,636,204	18,202	434	378,779	121	(286,922)	(798,362)	4,437,071	5,385,527	58,116	5,443,643

Balance at 1 January 2009	1,636,204	18,202	434	378,779	121	(286,922)	(798,362)	4,437,071	5,385,527	58,116	5,443,643
Total comprehensive income
Profit for the year	-	-	-	-	-	-	-	1,093,992	1,093,992	10,812	1,104,804
Other comprehensive income/(expense)
Foreign currency translation differences, net of tax	-	-	-	-	-	-	51,492	-	51,492	463	51,955
Net change in fair value of available-for-sale securities, net of tax	-	-	-	-	1,197	-	-	-	1,197	-	1,197
Total other comprehensive income/(expense)	-	-	-	-	1,197	-	51,492	-	52,689	463	53,152
Total comprehensive income/(expense)	-	-	-	-	1,197	-	51,492	1,093,992	1,146,681	11,275	1,157,956
Increase in legal reserves	-	-	-	105,512	-	-	-	(105,512)	-	-	-
Dividends paid	-	-	-	-	-	-	-	(713,297)	(713,297)	(31,083)	(744,380)
Change in non-controlling interest	-	-	-	-	-	-	-	-	-	(1,676)	(1,676)
Change in reserve for non-controlling interest put option	-	-	-	-	-	36,088	-	-	36,088	-	36,088
Capital contribution granted	-	4,570	-	-	-	-	-	-	4,570	-	4,570
Balance at 31 December 2009	1,636,204	22,772	434	484,291	1,318	(250,834)	(746,870)	4,712,254	5,859,569	36,632	5,896,201

Balance at 1 January 2010	1,636,204	22,772	434	484,291	1,318	(250,834)	(746,870)	4,712,254	5,859,569	36,632	5,896,201
Total comprehensive income
Profit for the year	-	-	-	-	-	-	-	1,170,176	1,170,176	(43,215)	1,126,961
Other comprehensive income/(expense)
Foreign currency translation differences, net of tax	-	-	-	-	-	(461)	(184,210)	-	(184,671)	(435)	(185,106)
Net change in fair value of available-for-sale securities, net of tax	-	-	-	-	(1,318)	-	-	-	(1,318)	-	(1,318)
Total other comprehensive income/(expense)	-	-	-	-	(1,318)	(461)	(184,210)	-	(185,989)	(435)	(186,424)
Total comprehensive income/(expense)	-	-	-	-	(1,318)	(461)	(184,210)	1,170,176	984,187	(43,650)	940,537
Increase in legal reserves	-	-	-	50,652	-	-	-	(50,652)	-	-	-
Dividends paid	-	-	-	-	-	-	-	(573,451)	(573,451)	(17,090)	(590,541)
Change in non-controlling interest	-	-	-	-	-	-	-	-	-	89	89
Change in reserve for non-controlling interest put option	-	-	-	-	-	(12,689)	-	-	(12,689)	-	(12,689)
Balance at 31 December 2010	1,636,204	22,772	434	534,943	-	(263,984)	(931,080)	5,258,327	6,257,616	(24,019)	6,233,597

The notes on page 7 to 109 are an integral part of these consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 December 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

	Note	2010	2009	2008
Cash flows from operating activities
Profit for the year		1,126,961	1,104,804	1,755,062
Adjustments for:
Depreciation	12	450,668	344,959	426,254
Amortization of intangible assets	13	241,839	206,421	245,985
Net finance (income)	10	(223,850)	(254,006)	(349,219)
Income tax expense	11	320,799	340,093	549,758
Share of profit of equity accounted investees		(154,457)	(115,240)	(151,629)
(Gain)/loss on sale of property, plant and equipment		101	25,150	(6,931)
Gain on sale of subsidiary		-	-	(4,727)
Impairment losses on goodwill		23,499	61,835	-
Impairment of fixed assets		64,847	39,298	7,688
Provision for impairment of trade receivables	18	126,257	75,379	68,550
Provision for employee benefits	25	10,879	7,884	8,083
Provision for personnel bonuses	27	45,564	37,019	45,558
Provision for legal cases	27	61,815	158,580	51,380
		2,094,922	2,032,176	2,645,812

Change in trade receivables	18	(204,403)	(269,360)	(214,220)
Change in due from related parties	33	28,752	(20,312)	2,124
Change in inventories		3,083	(8,662)	(267)
Change in other current assets	19	(29,389)	(37,099)	(27,208)
Change in other non-current assets	16	(29,011)	(21,272)	(10,704)
Change in due to related parties	33	(3,775)	(6,290)	(6,541)
Change in deferred income	26	(77,854)	(2,966)	(3,293)
Change in trade and other payables		32,541	180,469	66,690
Change in other current liabilities		(96,118)	(115,306)	206,537
Change in other non-current liabilities	23	(14,051)	(82,893)	52,452
Change in employee benefits	25	(8,189)	(6,942)	(39,785)
Change in provisions	27	(152,481)	(71,955)	(29,759)
		1,544,027	1,569,588	2,641,838

Interest paid		(38,829)	(29,497)	(25,050)
Income tax paid		(322,754)	(395,024)	(687,292)
Dividends received		99,759	83,543	89,235
Net cash generated by operating activities		1,282,203	1,228,610	2,018,731
Cash flows from investing activities
Acquisition of property, plant and equipment		(912,097)	(1,044,165)	(603,568)
Acquisition of intangible assets	12	(132,827)	(723,507)	(193,219)
Proceeds from sale of property, plant and equipment	13	8,506	4,471	16,693
Proceeds from currency option contracts		12,147	10,549	14,655
Payment of currency option contracts premium		(4,988)	(1,150)	(4,970)
Acquisition of available-for-sale securities		(16,762)	(83,951)	(47,549)
Proceeds from sale of available-for-sale securities		70,528	32,015	78,542
Acquisition of subsidiary, net of cash acquired		-	-	(309,967)
Interest received		270,602	320,697	354,211
Net cash used in investing activities		(704,891)	(1,485,041)	(695,172)

Cash flows from financing activities
Proceeds from issuance of loans and borrowings		1,071,777	1,692,866	601,000
Loan transaction costs		(12,100)	(14,357)	-
Repayment of borrowings		(772,892)	(944,133)	(487,999)
Change in non-controlling interest		89	-	72,199
Proceeds from capital contribution		-	4,570	18,202
Dividends paid		(590,541)	(744,380)	(556,973)
Net cash used in financing activities		(303,667)	(5,434)	(353,571)

Effects of foreign exchange rate fluctuations on statement of financial position items		(67,620)	96,687	(807,743)

Net decrease/(increase) in cash and cash equivalents		206,025	(165,178)	162,245
Cash and cash equivalents at 1 January	20	3,090,242	3,255,420	3,093,175

Cash and cash equivalents at 31 December	20	3,296,267	3,090,242	3,255,420

The notes on page 7 to 109 are an integral part of these consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Notes to the consolidated financial statements

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

1.	Reporting entity

Turkcell Iletisim Hizmetleri Anonim Sirketi (the “Company”) was incorporated in Turkey on 5 October 1993 and commenced its operations in 1994. The address of the Company’s registered office is Turkcell Plaza, Mesrutiyet Caddesi No: 71, 34430 Tepebasi/Istanbul. It is engaged in establishing and operating a Global System for Mobile Communications (“GSM”) network in Turkey and regional states.

In April 1998, the Company signed a license agreement (the “2G License”) with the Ministry of Transportation and Communications of Turkey (the “Turkish Ministry”), under which it was granted a 25 year GSM license in exchange for a license fee of $500,000. The License permits the Company to operate as a stand-alone GSM operator and releases it from some of the operating constraints in the Revenue Sharing Agreement, which was in effect prior to the 2G License. Under the 2G License, the Company collects all of the revenue generated from the operations of its GSM network and pays the Undersecretariat of Treasury (the “Turkish Treasury”) an ongoing license fee equal to 15% of its gross revenue from Turkish GSM operations. The Company continues to build and operate its GSM network and is authorized to, among other things, set its own tariffs within certain limits, charge peak and off-peak rates, offer a variety of service and pricing packages, issue invoices directly to subscribers, collect payments and deal directly with subscribers. Following the 3G tender held by the Information Technologies and Communications Authority (“ICTA”) regarding the authorization for providing IMT-2000/UMTS services and infrastructure, the Company has been granted the A-Type license (the “3G License”) providing the widest frequency band, at a consideration of EUR 358,000 (excluding Value Added Tax (“VAT”)). Payment of the 3G license was made in cash, following the necessary approvals, on 30 April 2009.

On 25 June 2005, the Turkish Government declared that GSM operators are required to pay 10% of their existing monthly ongoing license fee to the Turkish Ministry as a universal service fund contribution in accordance with Law No: 5369. As a result, starting from 30 June 2005, the Company pays 90% of the ongoing license fee to the Turkish Treasury and 10% to the Turkish Ministry as universal service fund.

In July 2000, the Company completed an initial public offering with the listing of its ordinary shares on the Istanbul Stock Exchange and American Depositary Shares, or ADSs, on the New York Stock Exchange.

As at 31 December 2010, two significant founding shareholders, Sonera Holding BV and Cukurova Group, directly and indirectly, own approximately 37.1% and 13.8%, respectively of the Company’s share capital and are ultimate counterparties to a number of transactions that are discussed in the related parties footnote. On the basis of publicly available information, Alfa Group, which previously held, indirectly through Cukurova Telecom Holdings Limited and Turkcell Holding AS, 13.2% of the Company’s shares, has reduced its stake to 4.99% following litigation with Telenor ASA (“Telenor Group”). On the basis of publicly available information, it is understood that Alfa Group sold 62.2% of its holdings in Alfa Telecom Turkey Limited (“ATTL”) to Visor Group affiliate Nadash International Holdings Inc. (“Nadash”) and Alexander Mamut’s Henri Services Limited (“HSL”) and in July 2010, redeemed these shares.

The consolidated financial statements of the Company as at and for the year ended 31 December 2010 comprise the Company and its subsidiaries (together referred to as the “Group”) and the Group’s interest in one associate and one joint venture. Subsidiaries of the Company, their locations and their business are given in Note 34. The Company’s and each of its subsidiaries’, associate’s and joint venture’s financial statements are prepared as at and for the year ended 31 December 2010.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

2.	Basis of preparation

(a)	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”).

The Company selected the presentation form of “function of expense” for the statement of income in accordance with IAS 1 “Presentation of Financial Statements”.

The Company reports cash flows from operating activities by using the indirect method in accordance with IAS 7 “Statement of Cash Flows”, whereby profit or loss is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments, and items of income or expense associated with investing or financing cash flows.

The Group’s consolidated financial statements were approved by the Board of Directors (the “Board”) on 23 February 2011.

Authority for restatement and approval of consolidated financial statements belongs to the same Board. Consolidated financial statements are approved by the Board of Directors by the recommendation of Audit Committee of the Company. Additionally, the General Assembly has the authority to amend and approve these annual consolidated financial statements.

(b)	Basis of measurement

The accompanying consolidated financial statements are based on the statutory records, with adjustments and reclassifications for the purpose of fair presentation in accordance with IFRSs as issued by the IASB. They are prepared on the historical cost basis adjusted for the effects of inflation during the hyperinflationary period lasted by 31 December 2005, except that the following assets and liabilities are stated at their fair value: put option liability, derivative financial instruments and financial instruments classified as available-for-sale. The methods used to measure fair value are further discussed in Note 4.

(c)	Functional and presentation currency

The consolidated financial statements are presented in US Dollars (“USD” or “$”), rounded to the nearest thousand. Moreover, all financial information expressed in Turkish Lira (“TL”), Euro (“EUR”), Ukranian Hryvnia (“HRV”) and Swedish Krona (“SEK”) has been rounded to the nearest thousand. The functional currency of the Company and its consolidated subsidiaries located in Turkey and Turkish Republic of Northern Cyprus is TL. The functional currency of Euroasia Telecommunications Holding BV (“Euroasia”) and Financell BV (“Financell”) is USD. The functional currency of East Asian Consortium BV (“Eastasia”), Beltur BV, Surtur BV and Turkcell Europe is EUR. The functional currency of LLC Astelit (“Astelit”), LLC Global Bilgi (“Global LLC”) and UkrTower LLC (“UkrTower”) is HRV. The functional currency of Belarusian Telecommunications Network (“Belarusian Telecom”) and FLLC Global Bilgi (“Global FLLC”) is Belarusian Roubles (“BYR”). The functional currency of Azerinteltek QSC (“AzerInteltek”) is Azerbaijan Manat.

(d)	Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

2.	Basis of preparation (continued)

(d)	Use of estimates and judgments (continued)

Information about significant areas of estimation, uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are described in Notes 4 and 32 and detailed analysis with respect to accounting estimates and critical judgments of allowance for doubtful receivables, useful lives or expected patterns of consumption of the future economic benefits embodied in depreciable assets, commission fees,  revenue recognition and income taxes are provided below:

Key sources of estimation uncertainty

In Note 29, detailed analysis is provided for the foreign exchange exposure of the Group and risks in relation to foreign exchange movements.

Critical accounting judgments in applying the Group’s accounting policies

Certain critical accounting judgments in applying the Group’s accounting policies are described below:

Allowance for doubtful receivables

During the current year, the Group has changed its accounting estimates regarding the determination of allowance for doubtful receivables. Formerly, the allowance for doubtful receivables was based on management’s evaluation of the volume of the receivables outstanding, historical collection trends and general economic conditions. With the new accounting estimate, the Group maintains an allowance for doubtful receivables for estimated losses resulting from the inability of the Group’s subscribers and customers to make required payments. The Group bases the allowance on the likelihood of recoverability of trade and other receivables based on the aging of the balances, historical collection trends and general economic conditions. The allowance is periodically reviewed. The allowance charged to expenses is determined in respect of receivable balances, calculated as a specified percentage of the outstanding balance in each aging group, with the percentage of the allowance increasing as the aging of the receivable becomes longer.

This change is accounted as a change in accounting estimates in accordance with IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”. Based on the evaluation performed, the change in the estimates regarding the determination of allowance for doubtful receivables caused the following impact on bad debt provision expense:

	Previous accounting estimate	Current accounting estimate	Impact

Bad debt expense for the year ended 31 December 2010	127,921	126,257	1,664

Due to the impracticability, the Group has not disclosed the effect of the change for the future periods.

Useful lives of assets

The economic useful lives of the Group’s assets are determined by management at the time the asset is acquired and regularly reviewed for appropriateness. The Group defines useful life of its assets in terms of the assets’ expected utility to the Group. This judgment is based on the experience of the Group with similar assets. In determining the useful life of an asset, the Group also follows technical and/or commercial obsolescence arising on changes or improvements from a change in the market. The useful lives of the licenses are based on the duration of the license agreements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

2.	Basis of preparation (continued)

(d)	Use of estimates and judgments (continued)

Critical accounting judgments in applying the Group’s accounting policies (continued)

Useful lives of assets (continued)

In accordance with IAS 16 “Property, Plant and Equipment” and IAS 38 “Intangible Assets”, the residual value and the useful life of an asset shall be reviewed at least at each financial year-end and, if expectations differ from previous estimates, the change(s) shall be accounted for as a change in an accounting estimate in accordance with IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”. As part of yearly review of useful lives of assets, the Group made necessary evaluation by considering current technologic and economic conditions and recent business plans. Based on the evaluation performed, changes in the useful lives caused the following prospective impacts on depreciation and amortization charges;

	Previous accounting estimate	Current accounting estimate	Impact

Depreciation and amortization charge for the year ended 31 December 2010	765,280	757,354	7,926

Due to the impracticability, the Group has not disclosed the effect of the change for the future periods.

Commission fees

Commission fees relate to services performed in relation to betting games where the Group acts as an agent in the transaction rather than as a principal. In April 2009, the IASB issued amendments to the illustrative guidance in the appendix to IAS 18 “Revenue” in respect of identifying an agent versus a principal in a revenue-generating transaction. Based on this guidance; management considered the following factors in distinguishing between an agent and a principal:

•	The Group does not take the responsibility for fulfilment of the games.
•	The Group does not collect the proceeds from the final customer and it does not bear the credit risk.
•	The Group earns a pre-determined percentage of the total turnover.

Revenue recognition

In arrangements which include multiple elements, the Group considers the elements to be separate units of accounting in the arrangement. Total arrangement consideration relating to the bundled contracts is allocated among the different units according the following criteria:

•	the component has standalone value to the customer and
•	the fair value of the component can be measured reliably.

The arrangement consideration is allocated to each deliverable in proportion to the fair value of the individual deliverables. If a delivered element of a transaction is not a separately identifiable component, then it is accounted for as an integrated part of the remaining components of the transaction.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

2.	Basis of preparation (continued)

(d)	Use of estimates and judgments (continued)

Critical accounting judgments in applying the Group’s accounting policies (continued)

Income taxes

The calculation of income taxes involves a degree of estimation and judgment in respect of certain items whose tax treatment cannot be finally determined until resolution has been reached with the relevant tax authority or, as appropriate, through formal legal process.

As part of the process of preparing the consolidated financial statements, the Group is required to estimate the income taxes in each of the jurisdictions and countries in which they operate. This process involves estimating the actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue and reserves for tax and accounting purposes. The Group management assesses the likelihood that the deferred tax assets will be recovered from future taxable income and to the extent the recovery is not considered probable the deferred asset is adjusted accordingly.

The recognition of deferred tax assets is based upon whether it is probable that future taxable profits will be available, against which the temporary differences can be utilized. Recognition, therefore, involves judgment regarding the future financial performance of the particular legal entity in which the deferred tax asset has been recognized.

Changes in accounting policies

Changes to the accounting policies are applied retrospectively and the prior period’s financial statements are restated accordingly. The Group did not make any major changes to accounting policies during the current year.

Changes in accounting estimates

If the application of changes in the accounting estimates affects the financial results of a specific period, the changes in the accounting estimates are applied in that specific period, if they affect the financial results of current and following periods; the accounting estimate is applied prospectively in the period in which such change is made. A change in the measurement basis applied is a change in an accounting policy, and is not a change in an accounting estimate. When it is difficult to distinguish a change in an accounting policy from a change in an accounting estimate, the change is treated as a change in an accounting estimate.

The Group did not have any major changes in the accounting estimates during the current year except for the allowance for doubtful receivables and the useful lives of property, plant and equipment and intangible assets.

Comparative information and correction of prior period financial statements

Consolidated financial statements of the Group have been prepared comparatively with the prior period in order to give information about financial position and performance. If the presentation or classification of the financial statements is changed, in order to maintain consistency, financial statements of the prior periods are also reclassified in line with the related changes.

“Change in translation reserve” amounting to $66,325 for the year 2009 and ($344,346) for the year 2008 previously presented in “net cash flows from operating activities” and “effect of exchange rate differences on cash and cash equivalents” amounting to ($576) for the year 2009 and ($44,452) for the year 2008 previously presented as a separate line item are included in “effects of foreign exchange rate fluctuations on statement of financial position items”. This classification provides a proper comparability between the financial statements of two years.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, and have been applied consistently by the Group entities.

(a)	Basis of consolidation

(i)   Subsidiaries

Subsidiaries are entities controlled by the Group. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that currently are exercisable or convertible are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries are changed as necessary to align them with the policies adopted by the Group.

(ii)  Acquisition from entities under common control

Business combinations arising from transfers of interests in entities that are under the control of the shareholder that controls the Group are excluded from the scope of IFRS 3 “Business Combinations”. In business combinations under common control, assets and liabilities subject to business combination are accounted for at their carrying value in consolidated financial statements. Statements of income are consolidated starting from the beginning of the financial year in which the business combination is realized. Financial statements of previous financial years are restated in the same manner in order to maintain consistency and comparability. Any positive or negative goodwill arising from such business combinations is not recognized in the consolidated financial statements. Residual balance calculated by netting off investment in subsidiary and the share acquired in subsidiary’s equity accounted for as equity transactions (i.e. transactions with owners in their capacity as owners).

(iii) Associates and jointly controlled entities (equity accounted investees)

Associates are those entities in which the Group has significant influence, but not control, over the financial and operating decisions. Significant influence is presumed to exist when the Group holds between 20 and 50 percent of the voting power of another entity. Joint ventures are those entities over whose activities the Group has joint control, established by contractual agreement and requiring unanimous consent for strategic financial and operating decisions.

Associates and jointly controlled entities (equity accounted investees) are accounted for using the equity method and are initially recognized at cost. The Group’s investment includes goodwill identified on acquisition, net of any accumulated impairment losses. The consolidated financial statements include the Group’s share of the income and expenses and equity movements of equity accounted investees, after adjustments to align the accounting policies with those of the Group, from the date that significant influence or joint control commences until the date that significant influence or joint control ceases. When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest (including any long-term investments) is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has an obligation or has made payments on behalf of the investee. The Group’s equity accounted investees as at 31 December 2010 are Fintur Holdings BV (“Fintur”) and A-Tel Pazarlama ve Servis Hizmetleri AS (“A-Tel”).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)

(a)	Basis of consolidation (continued)

(iv)   Transactions eliminated on consolidation

Intragroup balances and transactions and any unrealized income and expenses arising from intragroup transactions are eliminated in preparing the consolidated financial statements. Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

(v)   Non-controlling interests

Where a put option is granted by the Group to the non-controlling interests shareholders in existing subsidiaries that provides for settlement in cash or in another financial asset, the Group recognizes a liability for the present value of the estimated exercise price of the option. The interests of the non-controlling shareholders that hold such put options are derecognized when the financial liability is recognized. The corresponding interests attributable to the holder of the puttable non-controlling interests are presented as attributable to the equity holders of the parent and not as attributable to those non-controlling interests’ shareholders. The difference between the put option liability recognized and the amount of non-controlling interests’ shareholders derecognized is recorded under equity. Subsequent changes in the fair value of the put options granted to the non-controlling shareholders in existing subsidiaries are also recognized in equity, except the imputed interest on the liability is recognized in the consolidated statement of income.

(b)	Foreign currency

(i)   Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. Foreign currency differences arising on translation of foreign currency transactions are recognized in the statement of income. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the period.

Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Foreign currency differences arising on retranslation are recognized in the statement of income, except for differences arising on the retranslation of available-for-sale equity instruments, which are recognized directly in equity.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)

(b)	Foreign currency (continued)

 (ii)   Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to USD from the functional currency of the foreign operation at foreign exchange rates ruling at the reporting date. The income and expenses of foreign operations are translated to USD at monthly average exchange rates.

Foreign currency differences arising on retranslation are recognized directly in the foreign currency translation reserve, as a separate component of equity. Since 1 January 2005, the Group’s date of transition to IFRSs, such differences have been recognized in the foreign currency translation reserve. When a foreign operation is disposed of, partially or fully, the relevant amount in the foreign currency translation reserve is transferred to the statement of income.

Foreign exchange gains and losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely in the foreseeable future, are considered to form part of a net investment in a foreign operation and are recognized directly in equity in the foreign currency translation reserve.

(iii)  Translation from functional to presentation currency

Items included in the financial statements of each entity are measured using the currency of the primary economic environment in which the entities operate, normally under their local currencies.

The consolidated financial statements are presented in USD, which is the presentation currency of the Group. The Group uses USD as the presentation currency for the convenience of investor and analyst community.

Assets and liabilities for each statement of financial position presented (including comparatives) are translated to USD at exchange rates at the statement of financial position date. Income and expenses for each statement of income (including comparatives) are translated to USD at monthly average exchange rates.

Foreign currency differences arising on retranslation are recognized directly in a separate component of equity.

(iv) Net investment in foreign operations

Foreign currency differences arising from the translation of the net investment in foreign operations are recognized in the foreign currency translation reserve. They are transferred to the statement of income upon disposal of the foreign operations.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)

(c)	Financial instruments

(i)   Non-derivative financial instruments

Non-derivative financial instruments comprise investments in equity and debt securities, trade and other receivables, cash and cash equivalents, loans and borrowings, and trade and other payables.

Non-derivative financial instruments which are not recognized or designated as financial instruments at fair value through profit or loss are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, non-derivative financial instruments are measured as described below:

Cash and cash equivalents comprise cash balances and call deposits with original maturities of three months or less. Bank overdrafts that are repayable on demand and form an integral part of the Group’s cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

Accounting for finance income and costs is discussed in Note 3(m).

•      Financial assets at fair value through profit or loss

An instrument is classified as financial asset at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Financial instruments are designated at fair value through profit or loss if the Group manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Group’s risk management or investment strategy. Upon initial recognition, attributable transaction costs are recognized in the statement of income when incurred. Financial instruments at fair value through profit or loss are measured at fair value, and changes therein are recognized in the statement of income.

•      Held-to-maturity financial assets

If the Group has the positive intent and ability to hold debt securities to maturity, then they are classified as held-to-maturity. Held-to-maturity financial assets are recognized initially at fair value plus any directly attributable transaction costs. Held-to-maturity financial assets are held-to-maturity investments that are measured at amortized cost using the effective interest method, less any impairment losses.

Any sale or reclassification of a more than insignificant amount of held-to-maturity investments not close to their maturity would result in the reclassification of all held-to-maturity investments as available-for-sale, and prevent the Group from classifying investment securities as held-to-maturity for the current and the following two financial years.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)

(c)	Financial instruments (continued)

(i) Non-derivative financial instruments (continued)

•      Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale and that are not classified in any of the previous categories.

The Group’s investments in equity securities and certain debt securities are classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses (see note 3(h)(i)), and foreign exchange gains and losses on available-for-sale monetary items (see note 3(b)(i)), are recognized directly in equity. When an investment is derecognized, the cumulative gain or loss in equity is transferred to the statement of income.

•      Estimated exercise price of put options

Under the terms of certain agreements, the Group is committed to acquire the interests owned by non-controlling shareholders in consolidated subsidiaries, if these non-controlling interests wish to sell their share of interests.

As the Group has unconditional obligations to fulfil its liabilities under these agreements, IAS 32 “Financial instruments: Disclosure and Presentation”, requires the value of such put option to be presented as a financial liability on the statement of financial position for the present value of the estimated option redemption amount. The Group accounts for such transactions under the anticipated acquisition method and the interests of non-controlling shareholders that hold such put option are derecognized when the financial liability is recognized. The Group accounts for the difference between the amount recognized for the exercise price of the put option and the carrying amount of non-controlling interests in equity.

•      Other

Other non-derivative financial instruments are measured at amortized cost using the effective interest method, less any impairment losses.

(ii)  Derivative financial instruments

The Group holds derivative financial instruments to hedge its foreign currency risk exposures arising from operational, financing and investing activities. In accordance with its treasury policy, the Group engages in forward and option contracts. However, these derivatives do not qualify for hedge accounting and are accounted for as trading derivatives.

Embedded derivatives are separated from the host contract and accounted for separately if a) the economic characteristics and risks of the host contract and the embedded derivative are not closely related, b) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and c) the combined instrument is not measured at fair value through profit or loss.

Derivatives are recognized initially at fair value; attributable transaction costs are recognized in the statement of income when incurred. Subsequent to initial recognition, derivatives are measured at fair value and changes therein are recognized in the statement of income.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)

(d)	Property, plant and equipment

(i)    Recognition and measurement

Items of property, plant and equipment are stated at cost adjusted for the effects of inflation during the hyperinflationary period lasted by 31 December 2005 less accumulated depreciation (see below) and accumulated impairment losses (see note 3(h)(ii)).

Cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any other costs directly attributable to bringing the asset to a working condition for its intended use and the costs of dismantling and removing the items and restoring the site on which they are located, if any. Borrowing costs related to the acquisition or constructions of qualifying assets are capitalized as part of the cost of that asset.

Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

Gains/losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment and are recognized net within other income or other expenses in the statement of income.

Changes in the obligation to dismantle, remove assets on sites and to restore sites on which they are located, other than changes deriving from the passing of time, are added or deducted from the cost of the assets in the period in which they occur. The amount deducted from the cost of the asset shall not exceed the balance of the carrying amount on the date of change, and any excess balance is recognized immediately in the statement of income.

(ii) Subsequent costs

The cost of replacing part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Group and its cost can be measured reliably. The carrying amount of the replaced item is derecognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in the statement of income as incurred.

(iii) Depreciation

Depreciation is recognized in the statement of income on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. Leased assets are depreciated over the shorter of the lease term or their useful lives unless it is reasonably certain that the Group will obtain ownership by the end of the lease term. Land is not depreciated.
The estimated useful lives for the current and comparative periods are as follows:

Buildings	21 – 50 years
Mobile network infrastructure	6 – 8 years
Fixed network infrastructure	3 – 25 years
Call center equipment	5 – 8 years
Equipment, fixtures and fittings	4 – 5 years
Motor vehicles	4 – 5 years
Central betting terminals	10 years
Leasehold improvements	5 years

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)

(d)	Property, plant and equipment (continued)

(iii) Depreciation (continued)

Depreciation methods, useful lives and residual values are reviewed at least annually unless there is a triggering event.

(e)	Intangible assets

(i)   GSM and other telecommunication operating licenses

GSM and other telecommunication operating licenses that are acquired by the Group are measured at cost adjusted for the effects of inflation during the hyperinflationary period lasted by 31 December 2005 less accumulated amortization (see below).

Amortization

Amortization is recognized in the statement of income on a straight line basis primarily by reference to the unexpired license period. The useful lives for the GSM and other telecommunication operating licenses are as follows:

GSM and other telecommunications licenses                                   3 – 25 years

In accordance with the new legislation issued by ICTA, the infrastructure operator authorization right of the Company’s subsidiary, Superonline Iletisim Hizmetleri AS (“Superonline”), has become infinite. As a result, Superonline revised the expected useful lives of its operating license and related fixed network equipment from 15 years to 25 years.

 (ii)   Computer Software

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and bring to use the specific software.

Costs associated with maintaining computer software programmes are recognized as an expense as incurred. Costs that are directly associated with the development of identifiable and unique software products controlled by the Group, and that will probably generate economic benefits exceeding costs beyond one year, are recognized as intangible assets. Costs include the software development employee costs and an appropriate portion of relevant overheads.

Amortization

Amortization is recognized in the statement of income on a straight-line basis over the estimated useful lives from the date the software is available for use. The useful lives for computer software are as follows:

Computer software                                                                               3 – 8 years

(iii)  Other intangible assets

Intangible assets that are acquired by the Group which have finite useful lives are measured at cost adjusted for the effects of inflation during the hyperinflationary period lasted by 31 December 2005 less accumulated amortization (see below) and accumulated impairment losses (see note 3(h)(ii)).

Indefeasible Rights of Use (“IRU”) correspond to the right to use a portion of the capacity of an asset granted for a fixed period of time. IRUs are recognized as an intangible asset when the Group has specific indefeasible right to use an identified portion of the underlying asset and the duration of the right is the major part of the underlying asset’s economic life. IRUs are amortized over the shorter of the expected period of use and the life of the contract.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)

(e)	Intangible assets (continued)

(iii)  Other intangible assets (continued)

Subsequent expenditure

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset (that is purchased from independent third parties) to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in the statement of income as incurred. Capitalized costs generally relate to the application of development stage; any other costs incurred during the pre and post-implementation stages, such as repair, maintenance or training, are expensed as incurred.

Amortization

Amortization is recognized in the statement of income on a straight line basis over the estimated useful lives of intangible assets unless such useful lives are indefinite from the date that they are available for use. The estimated useful lives for the current and comparative periods are as follows:

Transmission lines	10 years
Central betting system operating right	10 years
Customer base	2 – 8 years
Brand name	10 years
Customs duty and VAT exemption right	4.4 years

Amortization methods, useful lives and residual values are reviewed at least annually unless there is a triggering event.

Goodwill

From 1 January 2010 the Group has applied IFRS 3 (2008) “Business Combinations” in accounting for business combinations. The change in accounting policy has been applied prospectively and had no effect as there is no business combination in the current period.

For acquisitions on or after 1 January 2010, the Group measures goodwill as the fair value of the consideration transferred (including the fair value of any previously-held equity interest in the acquiree) and the recognized amount of any non-controlling interests in the acquiree, less the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed, all measured as of the acquisition date.

When the excess is negative, a bargain purchase gain is recognized immediately in the statement of income.

Subsequent measurement

Goodwill is measured at cost less accumulated impairment losses. In respect of equity accounted investees, the carrying amount of goodwill is included in the carrying amount of the investment and an impairment loss on such an investment is not allocated to any asset including goodwill, that forms part of the carrying amount of the equity accounted investees.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)

(e)	Intangible assets (continued)

(iv) Internally generated intangible assets – research and development expenditure

Expenditure on research activities is recognized as an expense in the period in which it is incurred.

An internally generated intangible asset arising from development (or from the development phase of an internal project) is recognized if, and only if, all of the following have been demonstrated:

•	The technical feasibility of completing the intangible asset so that it will be available for use or sale;
•	The intention to complete the intangible asset and use or sell it;
•	The ability to use or sell the intangible asset;
•	How the intangible asset will generate probable future economic benefits;
•	The availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and
•	The ability to measure reliably the expenditure attributable to the intangible asset during its development.

The amount initially recognized for internally generated intangible assets is the sum of expenditure incurred from the date when the intangible asset first meets the recognition criteria listed above.  Where no internally-generated intangible asset can be recognized, development expenditure is charged to the statement of income in the period in which it is incurred.

Subsequent to initial recognition, internally generated intangible assets are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets acquired separately.

(f)	Leased assets

Leases in terms of which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition, the leased asset is measured at an amount equal to the lower of its fair value or the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

Other leases are operating leases and the leased assets are not recognized on the Group’s statement of financial position.

(g)	Inventories

Inventories are measured at the lower of cost or net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less selling expenses. The cost of inventory is determined using the weighted average method and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. As at 31 December 2010, inventories mainly consist of simcards, scratch cards, handsets and modems.

(h)	Impairment

(i) Financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)

(h)	Impairment (continued)

(i) Financial assets (continued)

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its fair value.

Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

All impairment losses are recognized in the statement of income. Any cumulative loss in respect of an available-for-sale financial asset recognized previously in equity is transferred to the statement of income.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortized cost and available-for-sale financial assets that are debt securities, the reversal is recognized in the statement of income. For available-for-sale financial assets that are equity securities, the reversal is recognized directly in other comprehensive income.

(ii)   Non-financial assets

The carrying amounts of the Group’s non-financial assets, other than inventories, and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill, the recoverable amount is estimated each year at the same time.

For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or group of assets (the “cash-generating unit”). The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a post-tax discount rate adjusted for the effects of tax cash outflows that reflects current market assessments of the time value of money and the risks specific to the asset. The goodwill acquired in a business combination, for the purpose of impairment testing, is allocated to cash-generating units that are expected to benefit from the synergies of the combination.

The Group’s corporate assets do not generate separate cash inflows. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined from the cash-generating unit to which corporate asset belongs.

An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in the statement of income. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)

(h)	Impairment (continued)

(ii)   Non-financial assets (continued)

An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Goodwill that forms part of the carrying amount of an investment in an associate is not recognized separately, therefore, is not tested for impairment separately. Instead, the entire amount of the investment in an associate is tested for impairment as a single asset when there is objective evidence that the investment in an associate may be impaired.

(i)	Employee benefits

(i)    Retirement pay liability

In accordance with existing labor law in Turkey, the Company and its subsidiaries in Turkey are required to make lump-sum payments to employees who have completed one year of service and whose employment is terminated without cause or who retire, are called up for military service or die. Such payments are calculated on the basis of 30 days’ pay maximum full TL 2,623 as at 31 December 2010 (equivalent to full $1,697 as at 31 December 2010), which is effective from 1 January 2011, per year of employment at the rate of pay applicable at the date of retirement or termination. Reserve for retirement pay is computed and reflected in the consolidated financial statements on a current basis. The reserve has been calculated by estimating the present value of future probable obligation of the Company and its subsidiaries in Turkey arising from the retirement of the employees.

(ii)    Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution plans are recognized as an employee benefit expense in the statement of income when they are due.

The assets of the plan are held separately from the consolidated financial statements of the Group. The Company and other consolidated companies that initiated defined contribution retirement plan are required to contribute a specified percentage of payroll costs to the retirement benefit scheme to fund the benefits. The only obligation of the Group with respect to the retirement plan is to make the specified contributions.

(j)	Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. The unwinding of the discount is recognized as finance cost.

Onerous contracts

Present obligations arising under onerous contracts are recognized and measured as a provision. An onerous contract is considered to exist where the Group has a contract under which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The Group did not recognize any provision for onerous contracts as at 31 December 2010 (31 December 2009: nil).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)

(j)	Provisions (continued)

Dismantling, removal and restoring sites obligation

The Group is required to incur certain costs in respect of a liability to dismantle and remove assets and to restore sites on which the assets were located. The dismantling costs are calculated according to best estimate of future expected payments discounted at a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability.

Bonus

Provision for bonus is provided when the bonus is a legal obligation, or past practice would make the bonus a constructive obligation and the Group makes a reliable estimate of the obligation.

(k)	Revenue

Revenues are recognized as the fair value of the consideration received or receivable, net of returns, trade discounts and rebates. Communication fees include postpaid revenues from incoming and outgoing calls, additional services, prepaid revenues, interconnect revenues and roaming revenues. Communication fees are recognized at the time the services are rendered.

With respect to prepaid revenues, the Group generally collects cash in advance by selling scratch cards to distributors. In such cases, the Group does not recognize revenue until the subscribers use the telecommunications services. Deferred income is recorded under current liabilities.

The Group offers free right of use to its subscribers, and recognizes any unused portion of these free granted right of use as at the balance sheet date as deferred revenue. The Group does not have any other customer loyalty program in the scope of IFRIC 13 “Customer Loyalty Programmes”.

In connection with campaigns, both postpaid and prepaid services may be bundled with handset or other goods/services and these bundled services and products involve consideration in the form of fixed fee or a fixed fee coupled with continuing payment stream. Loyalty programs for both postpaid and prepaid services may be bundled with other services. Total arrangement considerations relating to the bundled contract are allocated among the different units according the following criteria:

•	the component has standalone value to the customer and
•	the fair value of the component can be measured reliably.

The arrangement consideration is allocated to each deliverable in proportion to the fair value of the individual deliverables.

If a delivered element of a transaction is not a separately identifiable component, then it is accounted for as an integral part of the remaining components of the transactions.

Revenues allocated to handsets given in connection with campaigns, which is included in other revenue, is recognized when the significant risks and rewards of ownership have been transferred to the buyer, collection is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods and the amount of revenue can be measured reliably.

Monthly fixed fees represent a fixed amount charged to postpaid subscribers on a monthly basis without regard to the level of usage. Fixed fees are recognized on a monthly basis when billed.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)

(k)	Revenue (continued)

Commission fees mainly comprised of net takings earned to a maximum of 1.4% of gross takings, as a head agent of fixed odds betting games starting from 1 March 2009 (between 15 March 2007 and 1 March 2009, commission rate was 7% of gross takings and 4.3% commission was recognized based on the para-mutual and fixed odds betting games operated on Central Betting System).

Commission revenues are recognized at the time all the services related with the games are fully rendered. Under the agreement signed with Spor Toto Teskilat Mudurlugu AS (“Spor Toto”), Inteltek Internet Teknoloji Yatirim ve Danismanlik AS (“Inteltek”) is obliged to undertake any excess payout, which is presented on net basis with the commission fees.

Simcard sales are recognized upfront upon delivery to distributors, net of returns, discounts and rebates. Simcard costs are also recognized upfront upon sale of the simcard to the distributors.

Call center revenues are recognized at the time services are rendered.

The revenue recognition policy for other revenues is to recognize revenue as services are provided.

Volume rebates or discounts and other contractual changes in the prices of roaming and other services are anticipated, as both the payer and the recipient, if it is probable that they have been earned or will take effect. Thus, contractual rebates and discounts are anticipated, but discretionary rebates and discounts are not anticipated because the definitions of asset and liability would not be met.

(l)	Lease payments

Payments made under operating leases are recognized in the statement of income on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

Minimum lease payments made under finance leases are apportioned between the finance cost and the reduction of the outstanding liability. The finance cost is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Determining whether an arrangement contains a lease

At inception of an arrangement, the Group determines whether such an arrangement is or contains a lease. A specific asset is the subject of a lease if fulfillment of the arrangement is dependent on the use of that specified asset. An arrangement conveys the right to use the asset if the arrangement conveys to the Group the right to control the use of the underlying asset. At inception or upon reassessment of the arrangement, the Group separates payments and other consideration required by such an arrangement into those for the lease and those for other elements on the basis of their relative fair values.

(m)	Finance income and costs

Finance income comprises interest income on funds invested (including available-for-sale financial assets), late payment interest income, interest income on contracted receivables, gains on the disposal of available-for-sale financial assets, changes in the fair value of financial assets at fair value through profit or loss and gains on derivative instruments that are recognized in the statement of income. Interest income is recognized as it accrues, using the effective interest method.

Finance costs comprise interest expense on borrowings, litigation late payment interest expense, unwinding of the discount on provisions, changes in the fair value of financial assets at fair value through profit or option premium expense.

Foreign currency gains and losses are reported on a net basis.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)

(m)	Finance income and costs (continued)

Borrowing Costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take considerable time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. Investment income earned by the temporary investment of the part of the borrowing not yet used is deducted against the borrowing costs eligible for capitalization.

All other borrowing costs are recognized in the statement of income in the period in which they are incurred.

(n)	Transactions with related parties

A related party is essentially any party that controls or can significantly influence the financial or operating decisions of the Group to the extent that the Group may be prevented from fully pursuing its own interests. For reporting purposes, investee companies and their shareholders, non-controlling shareholders at subsidiaries, key management personnel, shareholders of the Group and the companies that the shareholders have a relationship with are considered to be related parties.

(o)	Income taxes

Income tax expense comprises current and deferred tax. Income tax expense is recognized in the statement of income except to the extent that it relates to items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that they probably will not reverse in the foreseeable future. Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Interest and penalties assessed on income tax deficiencies are presented based on their nature.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)

(p)	Earnings per share

The Group presents basic and diluted earnings per share (“EPS”) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is equal to basic EPS because the Group does not have any convertible notes or share options granted to employees.

(q)	Operating segment

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses including revenues and expenses that relate to transactions with any of the Group’s other components. All operating segments’ operating results are regularly reviewed by the Group management to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

The Group identified Turkcell, Euroasia and Belarusian Telecom as operating segments.

(r)	Subscriber acquisition costs

The Group capitalizes directly attributable subscriber acquisition costs when the following conditions are met:

•	the capitalized costs can be measured reliably;
•	there is a contract binding the customer for a specific period of time; and
•
it is probable that the amount of the capitalized costs will be recovered through the revenues generated by the service contract, or, where the customer withdraws from the contract in advance, through the collection of the penalty.

Capitalized subscriber acquisition costs are amortized on a straight-line basis over the minimum period of the underlying contract. In all other cases, subscriber acquisition costs are expensed when incurred.

(s)	Government grants

Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

Government grants relating to costs are deferred and recognized in the statement of income over the period necessary to match them with the costs that they are intended to compensate.

Government grants relating to property, plant and equipment are included in non-current liabilities as deferred government grants and are credited to the statement of income on a straight-line basis over the expected useful lives of the related assets.

(t)	New standards and interpretations

The following new and revised Standards and Interpretations have been adopted in the current period and have affected the amounts reported and disclosures in these financial statements. Details of other standards and interpretations adopted in these financial statements but that have had no material impact on the financial statements are set out in this section.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)

(t)	New standards and interpretations (continued)

(a)	New and Revised IFRSs do not affect presentation and disclosures

Amendments to IFRS 5, Non-current Assets Held for Sale and Discontinued Operations (as part of Improvements to IFRSs issued in 2009)

The amendments to IFRS 5 clarify that the disclosure requirements in IFRSs other than IFRS 5 do not apply to non-current assets (or disposal groups) classified as held for sale or discontinued operations unless those IFRSs require
(i)	specific disclosures in respect of non-current assets (or disposal groups) classified as held for sale or discontinued operations, or
(ii)
disclosures about measurement of assets and liabilities within a disposal group that are not within the scope of the measurement requirement of IFRS 5 and the disclosures are not already provided in the consolidated financial statements.

Since the Group does not have any assets in this context, disclosures in these consolidated financial statements have not been modified to reflect the above clarification.

Amendments to IAS 7, Statement of Cash Flows (as part of Improvements to IFRSs issued in 2009)

The amendments to IAS 7 specify that only expenditures that result in a recognized asset in the statement of financial position can be classified as investing activities in the statement of cash flows. The application of the amendments to IAS 7 has resulted in a change in the presentation of cash outflows in respect of development costs that do not meet the criteria in IAS 38, “Intangible Assets” for capitalization as part of an internally generated intangible asset. This change has been applied retrospectively.

Since, the development costs, which do not meet the criteria for capitalization, were included in cash flows from operating activities in the consolidated statement of cash flows of the previous periods, this amendment does not affect the consolidated financial statements.

(b)	New and Revised IFRSs affecting the reported financial performance and / or financial position

IFRS 3 (revised in 2008), Business Combinations and IAS 27 (revised in 2008), Consolidated and Separate Financial Statements

IFRS 3 (revised), “Business Combinations” and consequential amendments to IAS 27, “Consolidated and Separate Financial Statements”, IAS 28, “Investments in Associates” and IAS 31, “Interests in Joint Ventures” are effective prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 July 2009. The main impact of the adoption is as follows:

a)
to allow a choice on a transaction-by-transaction basis for the measurement of non-controlling interests (previously referred to as “minority interests”) either at fair value or at the non-controlling interests’ share of the fair value of the identifiable net assets of the acquiree,

b)	to change the recognition and subsequent accounting requirements for contingent consideration,

c)
to require that acquisition-related costs be accounted for separately from the business combination, generally leading to those costs being recognized as an expense in the statement of income as incurred,

d)
in step acquisitions, previously held interests are to be remeasured to fair value at the date of the subsequent acquisition with the value included in goodwill calculation. Gain or loss arising from the re-measurement shall be recognized as part of statement of income.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)

(t)	New standards and interpretations (continued)

(b)	New and Revised IFRSs affecting the reported financial performance and / or financial position (continued)

IFRS 3 (revised in 2008), Business Combinations and IAS 27 (revised in 2008), Consolidated and Separate Financial Statements (continued)

The application of IAS 27 (2008) has resulted in changes in the Group’s accounting policies for changes in ownership interests in subsidiaries.

Specifically, the revised Standard has brought clarification to the Group’s accounting policies regarding changes in ownership interests in its subsidiaries that do not result in loss of control. Under IAS 27 (2008), all such increases or decreases are dealt with in equity, with no impact on goodwill or profit or loss.

When control of a subsidiary is lost as a result of a transaction, event or other circumstance, the revised Standard requires the Group to derecognize all assets, liabilities and non-controlling interests at their carrying amount and to recognize the fair value of the consideration received. Any retained interest in the former subsidiary is recognized at its fair value at the date control is lost. The resulting difference is recognized as a gain or loss in profit or loss.

These changes in accounting policies have been applied prospectively from 1 January 2010 in accordance with the relevant transitional provisions.

Since the non-controlling interests have a deficit balance, net loss amounting to $46,705 is accounted in non-controlling interests in accordance with IAS 27 (revised) in the current period. There have been no transactions whereby an interest in an entity is retained after the loss of control of that entity; there have been no transactions with non-controlling interests.

IAS 28 (revised in 2008), “Investments in Associates”

The principle adopted under IAS 27 (2008) that a loss of control is recognized as a disposal and re-acquisition of any retained interest at fair value is extended by consequential amendments to IAS 28. Therefore, when significant influence over an associate is lost, the investor measures any investment retained in the former associate at fair value, with any consequential gain or loss recognized in profit or loss.

As part of Improvements to IFRSs issued in 2010, IAS 28 (2008) has been amended to clarify that the amendments to IAS 28 regarding transactions where the investor loses significant influence over an associate should be applied prospectively. The Group has applied the amendments to IAS 28 (2008) as part of Improvements to IFRSs issued in 2010 in advance of their effective dates (annual periods beginning on or after 1 July 2010).

There have been no transactions whereby an interest in an entity is retained after the loss of significant influence in that entity; there have been no transactions to acquire or dispose of shares in associates.

IFRIC 18, “Transfers of Assets from Customers”, is effective for transfer of assets received on or after 1 July 2009. This interpretation is applied by the Group for the revenue recognition of assets transferred to its customers.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)

(t)	New standards and interpretations (continued)

(c)	New and Revised IFRSs applied with no material effect on the consolidated financial statements

The following new and revised IFRSs have also been adopted in these consolidated financial statements. The application of these new and revised IFRSs has not had any material impact on the amounts reported for the current and prior years but may affect the accounting for future transactions or arrangements.

IFRIC 17, “Distributions of non-cash assets to owners”, is effective for annual periods beginning on or after 1 July 2009. This is not currently applicable to the Group, as it has not made any non-cash distributions.

“Additional exemptions for first-time adopters” (Amendment to IFRS 1) was issued in July 2009. The amendments are required to be applied for annual periods beginning on or after 1 January 2010. This is not relevant to the Group, as it is an existing IFRS preparer.

IFRS 2, “Share-based Payments - Group Cash-settled Share Payment Arrangements” is effective for annual periods beginning on or after 1 January 2010. This is not currently applicable to the Group, as the Group does not have share-based payment plans.

Amendments to IFRS 5, “Non-current Assets Held for Sale and Discontinued Operations” (as part of Improvements to IFRSs issued in 2008) clarify that all the assets and liabilities of a subsidiary should be classified as held for sale when the Group is committed to a sale plan involving loss of control of that subsidiary, regardless of whether the Group will retain a non-controlling interest in the subsidiary after the sale.

Improvements to International Financial Reporting Standards 2009 were issued in April 2009. The improvements cover 12 main standards/interpretations as follows: IFRS 2, “Share-based Payments”, IFRS 5, “Non-current Assets Held for Sale and Discontinued Operations”, IFRS 8, “Operating Segments”, IAS 1, “Presentation of Financial Statements”, IAS 7, “Statement of Cash Flows”, IAS 17, “Leases”, IAS 18, “Revenue”, IAS 36, “Impairment of Assets”, IAS 38, “Intangible Assets”, IAS 39, “Financial Instruments: Recognition and Measurement”, IFRIC 9, “Reassessment of Embedded

Derivatives”, IFRIC 16, “Hedges of Net Investment in a Foreign Operation”. The effective dates vary standard by standard but most are effective 1 January 2010.

(d)	New and Revised IFRSs in issue but not yet effective

IFRS 1 (amendments), “First-time Adoption of IFRS - Additional Exemptions”

Amendments to IFRS 1 which are effective for annual periods on or after 1 July 2010 provide limited exemption for first time adopters to present comparative IFRS 7 fair value disclosures.

On 20 December, IFRS 1 is amended to provide relief for first-time adopters of IFRSs from having to reconstruct transactions that occurred before their date of transition to IFRSs and to provide guidance for entities emerging from severe hyperinflation either to resume presenting IFRS financial statements or to present IFRS financial statements for the first time.

These amendments are not relevant to the Group, as it is an existing IFRS preparer.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)

(t)	New standards and interpretations (continued)

(d)	New and Revised IFRSs in issue but not yet effective (continued)

IFRS 7, “Financial Instruments: Disclosures”

In October 2010, IFRS 7, “Financial Instruments: Disclosures” is amended by IASB as part of its comprehensive review of off balance sheet activities. The amendments will allow users of financial statements to improve their understanding of transfer transactions of financial assets (for example, securitizations), including understanding the possible effects of any risks that may remain with the  entity that transferred the assets. The amendments also require additional disclosures if a disproportionate amount of transfer transactions are undertaken around the end of a reporting period. The amendment will be effective for annual periods beginning on or after 1 July 2011. The Group has not yet had an opportunity to consider the potential impact of the adoption of this revised standard.

IFRS 9, “Financial Instruments: Classification and Measurement”

In November 2009, the first part of IFRS 9 relating to the classification and measurement of financial assets was issued. IFRS 9 will ultimately replace IAS 39, “Financial Instruments: Recognition and Measurement”. The standard requires an entity to classify its financial assets on the basis of the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial asset, and subsequently measure the financial assets as either at amortized cost or at fair value. The new standard is mandatory for annual periods beginning on or after 1 January 2013. The Group has not had an opportunity to consider the potential impact of the adoption of this standard.

IAS 24 (Revised 2009), “Related Party Disclosures”

In November 2009, IAS 24 Related Party Disclosures was revised. The revision to the standard provides government related entities with a partial exemption from the disclosure requirements of IAS 24. The revised standard is mandatory for annual periods beginning on or after 1 January 2011. The Group does not expect any impact of the adoption of this amendment on the financial statements.

IAS 32 (Amendments), “Financial Instruments: Presentation and IAS 1 Presentation of Financial Statements”

The amendments to IAS 32 and IAS 1 are effective for annual periods beginning on or after 1 February 2010. The amendments address the accounting for rights issues (rights, options or warrants) that are denominated in a currency other than the functional currency of the issuer. Previously, such rights issues were accounted for as derivative liabilities. However, the amendment requires that, provided certain conditions are met, such rights issues are classified as equity regardless of the currency in which the exercise price is denominated. The Group has not yet had an opportunity to consider the potential impact of the adoption of this amendment to the standard.

IFRIC 14 (Amendments), “Pre-payment of a Minimum Funding Requirement”

Amendments to IFRIC 14 are effective for annual periods beginning on or after 1 January 2011. The amendments affect entities that are required to make minimum funding contributions to a defined benefit pension plan and choose to pre-pay those contributions. The amendment requires an asset to be recognized for any surplus arising from voluntary pre-payments made. The Group does not expect any impact of the adoption of this amendment on the financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)

(t)	New standards and interpretations (continued)

(d)	New and Revised IFRSs in issue but not yet effective (continued)

IFRIC 19, “Extinguishing Financial Liabilities with Equity Instruments”

IFRIC 19 is effective for annual periods beginning on or after 1 July 2010. IFRIC 19 addresses only the accounting by the entity that issues equity instruments in order to settle, in full or part, a financial liability. The Group has not yet had an opportunity to consider the potential impact of the adoption of this amendment to the standard.

IAS 12, “Income Taxes”

In December 2010, IAS 12 is amended. IAS 12 requires an entity to measure the deferred tax relating to an asset depending on whether the entity expects to recover the carrying amount of the asset through use or sale. It can be difficult and subjective to assess whether recovery will be through use or through sale when the asset is measured using the fair value model in IAS 40, “Investment Property”. The amendment provides a practical solution to the problem by introducing a presumption that recovery of the carrying amount will normally be through sale. The amendment will be effective for annual periods beginning on or after 1 January 2012. The Group has not yet had an opportunity to consider the potential impact of the adoption of this revised standard.

Annual Improvements, May 2010

Further to the above amendments and revised standards, the IASB has issued Annual Improvements to IFRSs in May 2010 that cover 7 main standards/interpretations as follow: IFRS 1, “First-time Adoption of International Financial Reporting Standards”, IFRS 3, “Business Combinations,” IFRS 7, “Financial Instruments: Disclosures”, IAS 1, “Presentation of Financial Statements”, IAS 27, “Consolidated and Separate Financial Statements”, IAS 34, “Interim Financial Reporting” and IFRIC 13, “Customer Loyalty Programmes”. With the exception of amendments to IFRS 3 and IAS 27 which are effective on or after 1 July 2010, all other amendments are effective on or after 1 January 2011. Early adoption of these amendments is allowed. The Group has not yet had an opportunity to consider the potential impact of the adoption of these amendments to the standards.

4.	Determination of fair values

A number of the Group’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

(i)	Property, plant and equipment

The fair value of property, plant and equipment recognized as a result of a business combination is based on market values. The market value of property is the estimated amount for which a property could be exchanged on the date of valuation between a willing buyer and a willing seller in an arm’s length transaction after proper marketing wherein the parties had each acted knowledgeably, willingly. The market value of items of plant, equipment, fixtures and fittings is based on the quoted market prices for similar items.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

4.	Determination of fair values (continued)

(ii)	Intangible assets

The fair value of the brand acquired in the Superonline Uluslararası Elektronik Bilgilendirme Telekomunikasyon ve Haberlesme Hizmetleri AS business combination is based on the discounted estimated royalty payments that have been avoided as a result of the brand being owned. The fair value of customer base acquired in the Superonline business combination are valued using the multi-period excess earnings method, whereby the subject asset is valued after deducting a fair return on all other assets that are part of creating the related cash flows.

The fair value of the custom duty and VAT exemption agreement in the Belarusian Telecom business combination is based on the incremental cash flows method (cost saving approach) and this was used for the valuation analysis.

The fair value of mobile telephony licenses (GSM&UMTS) in the Belarusian Telecom business combination is based on the Greenfield (build-out) method, which is estimated to be appropriate and commonly used for the valuation of licenses, and this was used for the valuation analysis.

The fair value of other intangible assets is based on the discounted cash flows expected to be derived from the use and eventual sale of the assets.

(iii)	Investments in equity and debt securities

The fair value of financial assets at fair value through profit or loss, held-to-maturity investments and available-for-sale financial assets is determined by reference to their quoted bid price or over the counter market price at the reporting date. The fair value of held-to-maturity investments is determined for disclosure purposes only.

(iv)	Trade and other receivables / due from related parties

The fair values of trade and other receivables and due from related parties are estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date.

(v)	Derivatives

The fair value of forward exchange contracts and option contracts are based on their listed market price, if available. If a listed market price is not available, then fair value is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate (based on government bonds) or option pricing models.

(vi)	Non-derivative financial liabilities

Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date. For finance leases, the market rate of interest is determined by reference to similar lease agreements.

(vii)	Exercise price of financial liability related to non-controlling share put option

The Group measures the estimated exercise price of the financial liability originating from put options granted to non-controlling interests as the present value of estimated option redemption amount. Present value of the estimated option redemption amount is based on the fair value of estimation for the company subject to the put option.

The Group has estimated a value based on multiple approaches in grant to share purchase agreement including income approach (discounted cash flows) and market approach (comparable market multiples). The average of the values determined as at 31 August 2013, which is the exercise date of the put option, is then discounted back to 31 December 2010.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

5.	Financial risk management

The Group has exposure to the following risks from its use of financial instruments:

•	Credit risk
•	Liquidity risk
•	Market risk

This note presents information about the Group’s exposure to each of the above risks, the Group’s objectives, policies and processes for measuring and managing risk, and the Group’s management of capital. Further quantitative disclosures are included throughout these consolidated financial statements.

Risk management framework

The Board of Directors has overall responsibility for the establishment and oversight of the Group’s risk management framework.

The Group’s risk management policies are established to identify and analyze the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities.

The Group Audit Committee oversees how management monitors compliance with the Group’s risk management policies and procedures, and reviews the adequacy of the risk management framework in relation to the risks faced by the Group. The Audit Committee is assisted in its oversight role by Internal Audit.

The exchange rates were very volatile in 2009 but with a generally positive trend due to developments in the global markets as well as Turkish politics. The improved perception of global risk helped emerging market currencies appreciate in the second half of 2009. TL appreciated against USD by 0.4% and depreciated against EUR by 0.9%, HRV depreciated against USD by 3.7% and BYR depreciated against USD by 30.1% as at 31 December 2009 when compared to the exchange rates as at 31 December 2008. As at 31 December 2010, TL depreciated against USD by 2.7% and appreciated against EUR by 5.1%, HRV appreciated against USD by 0.3% and BYR depreciated against USD by 4.8% when compared to the exchange rates as at 31 December 2009. Please refer to Note 29 for additional information on the Group’s exposure to this turmoil.

Credit risk

Credit risk is the risk of a financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from customers and investment securities.

Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. The Group may require collateral in respect of financial assets. Also, the Group may demand letters of guarantee from third parties related to certain projects or contracts. The Group may also demand certain pledges from counterparties if necessary in return for the credit support it gives related to certain financings.

In monitoring customer credit risk, customers are grouped according to whether they are an individual or legal entity, aging profile, maturity and existence of previous financial difficulties. Trade receivables and accrued service income are mainly related to the Group’s subscribers. The Group’s exposure to credit risk on trade receivables is influenced mainly by the individual payment characteristics of postpaid subscribers. The Group establishes an allowance for impairment that represents its estimate of incurred losses in respect of trade receivables.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

5.	Financial risk management (continued)

Credit risk (continued)

Investments are preferred to be in liquid securities and mostly with counterparties that have a credit rating equal or better than the Group. Some of the collection banks have credit ratings that are lower than the Group’s, or they may not be rated at all, however, policies are in place to review the paid-in capital and rating of counterparties periodically to ensure credit worthiness.

Transactions involving derivatives are with counterparties with whom the Group has signed agreements and which have sound credit ratings.

At the reporting date, there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the statement of financial position.

The Group establishes an allowance for doubtful receivables that represents its estimate of incurred losses in respect of trade and other receivables. This allowance includes the specific loss component that relates to individual subscribers exposures, and adjusted for a general provision which is determined based on the age of the balances and historical collection trends.

The Group’s policy is to provide financial guarantees only to wholly-owned subsidiaries. At 31 December 2010, $1,324,604 guarantees were outstanding (31 December 2009: $1,102,672).

Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group’s approach to manage liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation. Typically, the Group ensures that it has sufficient cash and cash equivalents to meet expected operational expenses, including financial obligations.

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return on risk.

The Group buys and sells derivatives in order to manage market risks. All such transactions are carried at within the guidelines set by the Group treasury management.

Currency risk

The Group is exposed to currency risk on certain revenues such as roaming revenues, purchases and certain operating costs such as roaming expenses and network related costs and resulting receivables and payables, borrowings, deferred payments related to the acquisition of Belarusian Telecom and financial liability in relation to put option for the acquisition of non-controlling shares of Belarusian Telecom that are denominated in a currency other than the respective functional currencies of Group entities, primarily TL for operations conducted in Turkey. The currencies in which these transactions are primarily denominated are EUR, USD and SEK.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

5.	Financial risk management (continued)

Market risk (continued)

Currency risk (continued)

Derivative financial instruments such as forward contracts and options are used to hedge exposure to fluctuations in foreign exchange rates. The Group uses forward exchange contracts to hedge its currency risk.

The Group’s investments in its equity accounted investee Fintur and its subsidiaries in Ukraine, Republic of Belarus, Azerbaijan and Germany are not hedged with respect to the currency risk arising from the net assets as those net investments are considered to be long-term in nature.

Interest rate risk

The Group’s exposure to interest rate risk is related to its financial assets and liabilities. The Group’s financial liabilities mostly consist of floating interest rate borrowings. The use of financial derivatives is governed by the Group’s policies approved by the Board of Directors, which provide written principles on the use of financial derivatives consistent with the Group’s risk management strategy. In this respect, the Group has not entered into any type of derivative instrument in order to hedge interest rate risk as at 31 December 2010.

6.	Operating segments

The Group has three reportable segments, as described below, which are based on the dominant source and nature of the Group’s risk and returns as well as the Group’s internal reporting structure. These strategic segments offer the same types of services, however they are managed separately because they operate in different geographical locations and are affected by different economical conditions.

The Group comprises the following main operating segments: Turkcell, Euroasia and Belarusian Telecom, all of which are GSM operators in their countries.

Other operations mainly include companies operating in telecommunication and betting businesses and companies provide internet and broadband services, call center and value added services.

Information regarding the operations of each reportable segment is included below. Adjusted EBITDA is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries. Adjusted EBITDA definition includes revenue, direct cost of revenues excluding depreciation and amortization, selling and marketing expenses and administrative expenses. Adjusted EBITDA is not a financial measure defined by IFRS as a measurement of financial performance and may not be comparable to other similarly-titled indicators used by other companies.

The accounting policies of operating segments are the same as those described in the summary of significant accounting policies.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

6.	Operating segments (continued)

	Turkcell		Euroasia		Belarusian Telecom		Other		Total
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009

Total external revenues	5,294,104	5,176,105	334,006	350,045	48,918	17,356	305,065	246,466	5,982,093	5,789,972
Intersegment revenue	14,682	22,784	5,252	1,771	63	76	386,404	303,380	406,401	328,011
Reportable segment adjusted EBITDA	1,751,094	1,819,250	64,455	20,150	(32,564)	(38,318)	213,655	144,989	1,996,640	1,946,071
Finance income	255,417	304,321	763	2,093	753	1,411	60,213	75,783	317,146	383,608
Finance costs	(34,569)	(162,939)	(43,974)	(54,921)	(28,527)	(12,513)	(66,143)	(32,975)	(173,213)	(263,348)
Depreciation and amortization	(474,703)	(396,259)	(120,407)	(79,874)	(80,826)	(52,749)	(92,034)	(67,920)	(767,970)	(596,802)
Share of profit of equity accounted investees	-	-	-	-	-	-	122,839	78,448	122,839	78,448
Capital expenditure	538,776	1,239,477	66,727	216,445	120,061	87,938	386,119	291,020	1,111,683	1,834,880
Other material non-cash items: Impairment on goodwill	-	-	-	-	23,499	61,835	-	-	23,499	61,835

	Turkcell		Euroasia		Belarusian Telecom		Other		Total
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008

Total external revenues	5,176,105	6,170,419	350,045	436,716	17,356	380	246,466	362,893	5,789,972	6,970,408
Intersegment revenue	22,784	41,944	1,771	1,977	76	2	303,380	292,303	328,011	336,226
Reportable segment adjusted EBITDA	1,819,250	2,383,940	20,150	32,330	(38,318)	(5,827)	144,989	181,671	1,946,071	2,592,114
Finance income	304,321	667,318	2,093	6,344	1,411	100	75,783	81,423	383,608	755,185
Finance cost	(162,939)	(100,710)	(54,921)	(262,917)	(12,513)	(1,250)	(32,975)	(76,006)	(263,348)	(440,883)
Depreciation and amortization	(396,259)	(528,465)	(79,874)	(100,986)	(52,749)	(8,922)	(67,920)	(42,885)	(596,802)	(681,258)
Share of profit of equity accounted investees	-	-	-	-	-	-	78,448	102,990	78,448	102,990
Capital expenditure	1,239,477	404,651	216,445	155,762	87,938	550,926	291,020	277,251	1,834,880	1,388,590
Other material non-cash items: Impairment on goodwill	-	-	-	-	61,835	-	-	-	61,835	-

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

6.	Operating segments (continued)

	As at 31 December 2010 and 2009
	Turkcell		Euroasia		Belarusian Telecom		Other		Total
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Reportable segment assets	3,860,173	3,730,420	616,375	702,847	517,312	517,718	1,045,535	773,103	6,039,395	5,724,088
Investment in associates	-	-	-	-	-	-	399,622	383,490	399,622	383,490

Reportable segment liabilities	1,092,496	1,305,206	153,927	189,875	83,161	56,982	198,780	143,607	1,528,364	1,695,670

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

6.	Operating segments (continued)

Reconciliations of reportable segment revenues, adjusted EBITDA, assets and liabilities and other material items:

	2010	2009	2008
Revenues
Total revenue for reportable segments	5,697,025	5,568,137	6,651,438
Other revenue	691,469	549,846	655,196
Elimination of inter-segment revenue	(406,401)	(328,011)	(336,226)
Consolidated revenue	5,982,093	5,789,972	6,970,408

	2010	2009	2008
Adjusted EBITDA
Total adjusted EBITDA for reportable segments	1,782,985	1,801,082	2,410,443
Other adjusted EBITDA	213,655	144,989	181,671
Elimination of inter-segment adjusted EBITDA	(39,268)	(20,738)	(11,833)
Consolidated adjusted EBITDA	1,957,372	1,925,333	2,580,281
Finance income	277,130	329,550	442,099
Finance costs	(102,662)	(187,514)	(136,769)
Other income	14,668	978	14,136
Other expense	(64,233)	(111,220)	(17,990)
Share of profit of equity accounted investees	122,839	78,448	102,990
Depreciation and amortization	(757,354)	(590,678)	(679,927)
Consolidated profit before income tax	1,447,760	1,444,897	2,304,820

	2010	2009	2008
Finance income
Total finance income for reportable segments	256,933	307,825	673,762
Other finance income	60,213	75,783	81,423
Elimination of inter-segment finance income	(40,016)	(54,058)	(313,086)
Consolidated finance income	277,130	329,550	442,099

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

6.	Operating segments (continued)

	2010	2009	2008
Finance costs
Total finance costs for reportable segments	107,070	230,373	364,877
Other finance costs	66,143	32,975	76,006
Elimination of inter-segment finance costs	(70,551)	(75,834)	(304,114)
Consolidated finance costs	102,662	187,514	136,769

	2010	2009	2008
Depreciation and amortization
Total depreciation and amortization for reportable segments	675,936	528,882	638,373
Other depreciation and amortization	92,034	67,920	42,885
Elimination of inter-segment depreciation and amortization	(10,616)	(6,124)	(1,331)
Consolidated depreciation and amortization	757,354	590,678	679,927

	2010	2009	2008
Capital expenditure
Total capital expenditure for reportable segments	725,564	1,543,860	1,111,339
Other capital expenditure	386,119	291,020	277,251
Elimination of inter-segment capital expenditure	(33,101)	(65,606)	(24,012)
Consolidated capital expenditure	1,078,582	1,769,274	1,364,578

	2010	2009
Assets
Total assets for reportable segments	4,993,860	4,950,985
Other assets	1,045,535	773,103
Investments in equity accounted investees	399,622	383,490
Other unallocated assets	3,355,545	3,213,188
Consolidated total assets	9,794,562	9,320,766

	2010	2009
Liabilities
Total liabilities for reportable segments	1,329,584	1,552,063
Other liabilities	198,780	143,607
Other unallocated liabilities	2,032,601	1,728,895
Consolidated total liabilities	3,560,965	3,424,565

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

6.	OperatingSegments (continued)

Geographical information

In presenting the information on the basis of geographical segments, segment revenue is based on the geographical location of operations and segment assets are based on the geographical location of the assets.

Revenues	2010	2009	2008

Turkey	5,522,387	5,348,500	6,456,165
Ukraine	334,006	350,045	436,716
Belarus	48,918	17,356	380
Turkish Republic of Northern Cyprus	76,782	74,071	77,147
	5,982,093	5,789,972	6,970,408

	2010	2009
Non-current assets
Turkey	3,746,557	3,437,909
Ukraine	607,704	634,068
Belarus	497,798	507,729
Turkish Republic of Northern Cyprus	65,222	66,656
Unallocated non-current assets	439,743	420,303
	5,357,024	5,066,665

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

7.	Revenue

	2010	2009	2008
Communication fees	5,670,215	5,557,335	6,576,857
Monthly fixed fees	75,420	42,493	65,081
Commission fees on betting business	31,195	42,652	176,237
Call center revenues	25,199	17,426	16,604
Simcard sales	22,900	22,855	28,189
Other revenues	157,164	107,211	107,440
	5,982,093	5,789,972	6,970,408

8.	Other Expenses

Other expenses amount to $64,233, $111,220 and $17,990 for the years ended 31 December 2010, 2009 and 2008, respectively.

Other expenses comprises impairment change recognized on goodwill arising from the acquisition of Belarusian Telecom amounting to $23,499, penalty imposed as a result of investigation of ICTA on tariff plans, VAS service subscriptions and charging applications of the Company amounting to $13,987, $4,957 and $2,090, respectively, Special Communication Tax (“SCT”) and VAT calculated on roaming services that had to be collected from subscribers as a result of tax settlement amounting to $12,900 and provision set for SCT on the discounts applied to distributors for prepaid scratch card sales between January 2005 and January 2007 amounting to $5,825 based on the previous settlement gains. Besides, provision set for the SCT on the discounts applied to distributors for prepaid scratch card sales in 2003 and 2004 was $14,539 as of 31 December 2009. However, it has been settled at $2,765 and the difference is reflected to “other expense” as income.

9.	Personnel expenses

	2010	2009	2008
Wages and salaries (*)	485,214	400,880	501,327
Increase in employee benefits	10,879	7,884	8,083
Contributions to defined contribution plans	5,243	3,694	4,182
	501,336	412,458	513,592
(*) Wages and salaries include compulsory social security contributions and bonuses.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

10.	Finance income and costs
Recognized in the statement of income:
	2010	2009	2008
Interest income on bank deposits	196,418	224,160	359,408
Late payment interest income	42,064	49,037	43,479
Interest income on contracted receivables	12,345	31,178	-
Premium income on option contracts	12,147	10,549	14,655
Interest income on available-for-sale financial assets	1,121	6,308	8,328
Net gain on disposal of available-for-sale financial assets transferred from equity	1,318	2,084	6,494
Discount interest income	886	1,052	5,053
Other interest income	10,831	5,182	4,682
Finance income	277,130	329,550	442,099

Litigation late payment interest expense	(258)	(97,016)	(30,501)
Interest expense on financial liabilities measured at amortized cost	(66,086)	(76,763)	(51,448)
Option premium expense	(4,988)	(1,150)	(4,970)
Net foreign exchange loss	(13,778)	(576)	(44,452)
Other	(17,552)	(12,009)	(5,398)
Finance cost	(102,662)	(187,514)	(136,769)
Net finance income	174,468	142,036	305,330

Late payment interest income is interest received from subscribers who pay monthly invoices after the due date specified on the invoices.

Interest income on contracted receivables is recognized over the amount related to the handset campaigns throughout the contract period.

Litigation late payment interest expense is recognized in relation to legal disputes. Litigation late payment interest expense comprises accrued interest amounting to $10,235 calculated over SCT and VAT from roaming services that had to be collected from subscribers as a result of tax settlement and accrued interest amounting to $8,428 calculated over SCT on the discounts applied to distributors for prepaid scratch card sales between January 2005 and January 2007 which is calculated based on the previous settlement gains. Besides, accrued interests calculated over SCT on the discounts applied to distributors for prepaid scratch card sales in 2003 and 2004 was $28,400 as of 31 December 2009. However, after settlement, it has been calculated as $5,671 and the difference is reflected to “litigation late payment interest expense” as income. Detailed explanations are given in Note 32.

Borrowings costs capitalized on fixed assets are $11,127, $1,602 and $11,375 for the year ended 31 December 2010, 2009 and 2008, respectively. Interest capitalization ratio is 17.6%, 5.6% and 26.1% for the year ended 31 December 2010, 2009 and 2008 respectively.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

11.	Income tax expense

	2010	2009	2008
Current tax expense
Current period	(336,914)	(353,389)	(567,169)
Deferred tax benefit	(336,914)	(353,389)	(567,169)
Origination and reversal of temporary differences	13,321	9,574	14,893
Benefit of investment incentives recognized	1,187	1,892	2,518
Utilization of previously unrecognized tax losses	1,607	1,830	-
	16,115	13,296	17,411
Total income tax expense	(320,799)	(340,093)	(549,758)

Income tax recognized directly in equity 2010	Before tax	Tax (expense)/ benefit	Net of tax
Foreign currency translation differences	(184,352)	(754)	(185,106)
Net change in fair value of available-for-sale securities	(1,318)	-	(1,318)
	(185,670)	(754)	(186,424)
2009
Foreign currency translation differences	53,046	(1,091)	51,955
Net change in fair value of available-for-sale securities	1,197	-	1,197
	54,243	(1,091)	53,152
2008
Foreign currency translation differences	(1,458,709)	343	(1,458,366)
Net change in fair value of available-for-sale securities	(6,385)	1,025	(5,360)
	(1,465,094)	1,368	(1,463,726)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

11.	Income tax expense (continued)

Reconciliation of effective tax rate

The reported income tax expense for the years ended 31 December 2010, 2009 and 2008 are different than the amounts computed by applying the statutory tax rate to profit before income tax of the Company, as shown in the following reconciliation:

		2010		2009		2008
Profit for the year		1,126,961		1,104,804		1,755,062
Total income tax expense		320,799		340,093		549,758
Profit before income tax		1,447,760		1,444,897		2,304,820

Income tax using the Company’s domestic tax rate	20%	(289,552)	20%	(288,979)	20%	(460,964)
Effect of tax rates in foreign jurisdictions	(1)%	12,367	(1)%	10,041	(1)%	17,909
Tax exempt income	-	676	-	1,041	-	6,178
Non-deductible expenses	1%	(19,300)	2%	(29,444)	2%	(42,206)
Tax incentives	-	1,187	-	1,892	-	2,518
Utilization of previously unrecognized tax losses	-	1,607	-	1,830	-	-
Unrecognized deferred tax assets	3%	(47,623)	3%	(48,963)	4%	(83,841)
Difference in effective tax rate of equity accounted investees	(2)%	22,893	(1)%	17,602	(1)%	22,937
Other	-	(3,054)	-	(5,113)	1%	(12,289)
Total income tax expense		(320,799)		(340,093)		(549,758)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

11.	Income tax expense (continued)

The income taxes payable of $96,080 and $93,260 as at 31 December 2010 and 2009, respectively, represents the amount of income taxes payable in respect of related taxable profit for the years ended 31 December 2010 and 2009, respectively netted off with advance tax payments.

The Turkish entities within the Group are subject to corporate tax at the rate of 20%. In Turkey, there is no procedure for a final and definitive agreement on tax assessments. Companies file their tax returns at the end of April following the close of the accounting year to which they relate. Tax authorities may, however, examine such returns and the underlying accounting records and may revise assessments within five years. Advance tax returns are filed on a quarterly basis.

Corporate tax is applied on taxable corporate income, which is calculated from the statutory accounting profit by adding back non-deductible expenses, and by deducting tax exempt income.

In Turkey, the transfer pricing provisions have been stated under the Article 13 of Corporate Tax Law with the heading of “disguised profit distribution via transfer pricing”. The General Communiqué on disguised profit distribution via Transfer Pricing, dated 18 November 2007 sets details about implementation.

If a taxpayer enters into transactions regarding sale or purchase of goods and services with related parties, where the prices are not set in accordance with arm’s length principle, then related profits are considered to be distributed in a disguised manner through transfer pricing. Such disguised profit distributions through transfer pricing are not accepted as tax deductible for corporate income tax purposes.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

12.	Property, plant and equipment

Cost or deemed cost	Balance at 1 January 2009	Additions	Disposals	Transfers	Impairment	Effect of movements in exchange rates	Balance at 31 December 2009
Network infrastructure (All Operational)	4,636,948	219,664	(344,581)	704,608	-	17,901	5,234,540
Land and buildings	269,094	8,227	-	1,765	-	(6,342)	272,744
Equipment, fixtures and fittings	280,986	7,831	(9,777)	31,637	-	713	311,390
Motor vehicles	14,737	1,569	(1,067)	-	-	(334)	14,905
Leasehold improvements	132,628	4,232	(3,745)	1,138	-	490	134,743
Construction in progress	436,107	804,244	-	(739,148)	-	(50,153)	451,050
Total	5,770,500	1,045,767	(359,170)	-	-	(37,725)	6,419,372

Accumulated depreciation
Network infrastructure (All Operational)	3,202,862	310,051	(316,821)	-	39,298	38,013	3,273,403
Land and buildings	82,300	16,518	-	-	-	587	99,405
Equipment, fixtures and fittings	260,872	15,243	(9,031)	-	-	(724)	266,360
Motor vehicles	12,092	956	(1,029)	-	-	8	12,027
Leasehold improvements	116,304	2,191	(3,047)	-	-	507	115,955
Total	3,674,430	344,959	(329,928)	-	39,298	38,391	3,767,150

Total property, plant and equipment equipment	2,096,070	700,808	(29,242)	-	(39,298)	(76,116)	2,652,222

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

12.	Property, plant and equipment (continued)

Cost or deemed cost	Balance at 1 January 2010	Additions	Disposals	Transfers	Impairment	Effect of movements in exchange rates	Balance at 31 December 2010
Network infrastructure (All operational)	5,234,540	233,239	(694,108)	986,357	-	(121,879)	5,638,149
Land and buildings	272,744	15,711	-	-	-	(6,845)	281,610
Equipment, fixtures and fittings	311,390	11,626	(2,205)	(35,347)	-	(6,755)	278,709
Motor vehicles	14,905	3,763	(1,901)	-	-	(426)	16,341
Leasehold improvements	134,743	6,167	(968)	-	-	(3,436)	136,506
Construction in progress	451,050	703,191	(3,592)	(936,992)	(1,174)	(10,083)	202,400
Total	6,419,372	973,697	(702,774)	14,018	(1,174)	(149,424)	6,553,715

Accumulated depreciation
Network infrastructure (All operational)	3,273,403	420,601	(690,051)	18,229	63,673	(85,994)	2,999,861
Land and buildings	99,405	10,124	-	-	-	(2,779)	106,750
Equipment, fixtures and fittings	266,360	15,196	(1,709)	(16,921)	-	(10,742)	252,184
Motor vehicles	12,027	1,841	(1,686)	-	-	(355)	11,827
Leasehold improvements	115,955	2,906	(721)	-	-	(3,068)	115,072
Total	3,767,150	450,668	(694,167)	1,308	63,673	(102,938)	3,485,694

Total property, plant and equipment equipment	2,652,222	523,029	(8,607)	12,710	(64,847)	(46,486)	3,068,021

Depreciation expenses for the years ended 31 December 2010, 2009 and 2008 are $515,515, $384,257 and $433,942, respectively including impairment losses and recognized in direct cost of revenues.

The impairment losses on property, plant and equipment for the years ended 31 December 2010, 2009 and 2008 are $64,847, $39,298 and $7,688, respectively and recognized in depreciation expense.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

12.	Property, plant and equipment (continued)

Leased assets

The Group leases equipment under a number of finance lease agreements. At the end of each of the lease period, the Group has the option to purchase the equipment at a beneficial price. As at 31 December 2010, net carrying amount of fixed assets acquired under finance leases amounted to $82,944 (31 December 2009: $65,844).

Property, plant and equipment under construction

Construction in progress mainly consisted of capital expenditures in GSM network of the Company, Astelit, Kibris Mobile Telekomunikasyon Limited Sirketi (“Kibris Telekom”) and Belarusian Telecom and non-operational items as at 31 December 2010 and 2009.

As at 31 December 2010, a mortgage is placed on Izmir building in favour of Yapı ve Kredi Bankası A.S., Interbank A.S. and Pamukbank T.A.S founded at 25 August 1992 amounting to $970 (31 December 2009: $996) and also on Davutpasa building in favour of Pamukbank T.A.S founded at 11 December 1997 amounting to $323 (31 December 2009: $332) due to previous debts of BMC Sanayi ve Ticaret A.S. Those buildings were sold to the Company with their mortgages. Since the debts of BMC Sanayi ve Ticaret A.S. were paid and the Company has no liability to Savings Deposit Insurance Fund (“SDIF”) related to Interbank A.S. and Pamukbank T.A.S., the Company asked for the release of mortgage on Izmir building on 13 March 2006. However, the mortgage is still valid due to the outstanding debts of Cukurova Group to SDIF.

13.	Intangible assets

In April 1998, the Company signed the License with the Turkish Ministry, under which it was granted a GSM license, which is amortized over 25 years with a carrying amount of $364,349 as at 31 December 2010 (31 December 2009: $404,636). The amortization period of the license will end in 2023.

On 30 April 2009, the Company signed a license agreement with ICTA which provides authorization for providing IMT 2000/UMTS services and infrastructure. The Company acquired the A type license providing the widest frequency band for a consideration of EUR 358,000 (excluding VAT). The license is effective for duration of 20 years starting from 30 April 2009. The carrying amount is $456,221 as at 31 December 2010 (31 December 2009: $493,982).

Impairment testing for long-lived assets

The carrying amounts of the Group’s non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Long-lived assets are tested for impairment as at 31 December 2010. As the recoverable amounts of the assets or cash-generating unit are greater than the value in use, no impairment is recognized. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets, cash generating units. As at 31 December 2010, impairment test for long-lived assets of Astelit and A-Tel, is made on the assumption that Astelit and A-Tel are the cash generating unit. As the recoverable amounts based on the value in use of cash generating units is higher than the carrying amount of cash-generating units of Astelit and A-Tel, no impairment is recognized. The assumptions used in value in use calculation of Astelit and A-Tel as at 31 December 2010 are:

Astelit: A 15.7% post-tax WACC rate and a 2.5% terminal growth rate were used to extrapolate cash flows beyond the 5-year forecasts based on the business plans. Independent appraisal is obtained for fair value to determine recoverable amounts for Astelit. The pre-tax rate for disclosure purposes is 18.9%

A-Tel:  A 14.2% post-tax WACC rate and a 4.0% terminal growth rate were used to extrapolate cash flows beyond the 5-year forecasts based on the business plans. Independent appraisal is obtained for fair value to determine recoverable amounts for A-Tel. The pre-tax rate for disclosure purposes is 14.2%.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

13.	Intangible assets (continued)

Cost	Balance at 1 January 2009	Additions	Disposals	Transfers	Impairment	Effects of movements in exchange rates	Balance at 31 December 2009
GSM and other telecommunication operating licenses	986,447	17,027	(19,771)	508,312	-	(26,117)	1,465,898
Computer software	1,743,264	23,530	(2,319)	185,000	-	1,585	1,951,060
Transmission lines	31,431	1,350	-	-	-	408	33,189
Central betting system operating right	5,476	28	-	-	-	23	5,527
Brand name	4,655	-	-	-	-	21	4,676
Customer base	6,370	-	-	-	-	28	6,398
Customs duty and VAT exemption right	51,101	-	-	-	-	224	51,325
Goodwill	244,642	-	-	-	(61,835)	1,549	184,356
Other	1,718	1,062	-	-	-	(482)	2,298
Construction in progress	22,506	680,510	-	(693,312)	-	(4,142)	5,562
Total	3,097,610	723,507	(22,090)	-	(61,835)	(26,903)	3,710,289

Accumulated amortization
GSM and other telecommunication operating licenses	398,677	50,389	(19,771)	-	-	(21,495)	407,800
Computer software	1,212,943	140,964	(1,940)	-	-	3,875	1,355,842
Transmission lines	23,585	2,301	-	-	-	154	26,040
Central betting system operating right	3,826	170	-	-	-	20	4,016
Brand name	116	458	-	-	-	10	584
Customer base	1,337	639	-	-	-	20	1,996
Customs duty and VAT exemption right	3,871	11,416	-	-	-	266	15,553
Other	360	84	-	-	-	33	477
Total	1,644,715	206,421	(21,711)	-	-	(17,117)	1,812,308

Total intangible assets	1,452,895	517,086	(379)	-	(61,835)	(9,786)	1,897,981

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

13.	Intangible assets (continued)

Cost	Balance at 1 January 2010	Additions	Disposals	Transfers	Impairment	Effects of movements in exchange rates	Balance at 31 December 2010
GSM and other telecommunication operating licenses	1,465,898	400	-	2,815	-	(47,678)	1,421,435
Computer software	1,951,060	36,831	-	79,617	-	(47,792)	2,019,716
Transmission lines	33,189	284	-	-	-	(858)	32,615
Central betting system operating right	5,527	339	-	-	-	(144)	5,722
Indefeasible right of usage	-	22,531	-	-	-	-	22,531
Brand name	4,676	-	-	-	-	(122)	4,554
Customer base	6,398	-	-	-	-	(167)	6,231
Customs duty and VAT exemption right	51,325	-	-	-	-	(1,338)	49,987
Goodwill	184,356	-	-	-	(23,499)	(19,600)	141,257
Other	2,298	532	-	-	-	(48)	2,782
Construction in progress	5,562	94,441	-	(96,449)	-	(928)	2,626
Total	3,710,289	155,358	-	(14,017)	(23,499)	(118,675)	3,709,456

Accumulated amortization
GSM and other telecommunication operating licenses	407,800	70,847	-	-	-	(12,915)	465,732
Computer software	1,355,842	155,714	-	(1,307)	-	(38,140)	1,472,109
Transmission lines	26,040	1,734	-	-	-	(767)	27,007
Central betting system operating right	4,016	210	-	-	-	(110)	4,116
Indefeasible right of usage	-	1,543	-	-	-	-	1,543
Brand name	584	468	-	-	-	(28)	1,024
Customer base	1,996	654	-	-	-	(69)	2,581
Customs duty and VAT exemption right	15,553	10,595	-	-	-	(686)	25,462
Other	477	74	-	-	-	20	571
Total	1,812,308	241,839	-	(1,307)	-	(52,695)	2,000,145

Total intangible assets	1,897,981	(86,481)	-	(12,710)	(23,499)	(65,980)	1,709,311

Amortization expenses on intangible assets other than goodwill for the years ended 31 December 2010, 2009 and 2008 are $241,839, $206,421 and $245,985 respectively including impairment losses and recognized in direct cost of revenues. The impairment losses on goodwill for the year ended 31 December 2010, 2009 and 2008 are $23,499, $61,835 and nil respectively recognized in other expenses in the consolidated statement of income.
Computer software includes internally generated capitalized software development costs that meet the definition of an intangible asset. The amount of internally generated capitalized costs is $29,142 for the year ended 31 December 2010 (31 December 2009: $24,987).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

13.	Intangible assets (continued)

Superonline, a wholly owned subsidiary of the Group, won the tender of BOTAS for indefeasible right to use the capacity of the fiber optic cables already installed by BOTAS for 15 years, including the right to install additional fiber optic cables and the right to use the capacity of these fiber optic cables for the same period. Superonline will pay EUR 20,900 to BOTAS for the right and this transaction has been considered as a finance lease as the lease term is for the major part of the remaining useful life of the fiber optic cables already installed by BOTAS and Superonline will make significant investment during the initial period of the lease agreement which is an indicator that the transaction is a finance lease. The Group recognized indefeasible right of use amounting to $22,531 which is calculated as the present value of payments to be made to BOTAS till the year 2024.

Impairment testing for cash-generating unit containing goodwill

Goodwill allocated to cash generating units and carrying values of all cash generating units are annually tested for impairment. The recoverable amounts (that is, higher of value in use and fair value less cost to sell) are normally determined on the basis of value in use, applying discounted cash flow calculation. Independent appraisals were obtained for fair values to determine recoverable amounts for Belarusian Telecom and Superonline as at 31 December 2010.

In calculating the net present value of the future cash flows, certain assumptions are required to be made in respect of highly uncertain matters including management’s expectations of growth in EBITDA, calculated as results from operating activities before depreciation and amortization and other income/(expenses), timing and quantum of future capital expenditure, long term growth rates, and the selection of discount rates to reflect the risks involved.

Belarusian Telecom

As at 31 December 2010, the aggregate carrying amount of goodwill allocated to Belarusian Telecom is $120,112 and goodwill arising from the acquisition of Belarusian Telecom was impaired by $23,499 following the adverse movements in the discount and growth rates and adverse performance against previous plans. The impairment loss was allocated fully to goodwill and is included in other expense. Value in use was determined by discounting the future cash flows generated from the continuing use of the unit. The calculation of the value in use was based on the following key assumptions:

The projection period for the purposes of goodwill impairment testing is taken as 7 years between 1 January 2011 and 31 December 2017.

Cash flows for further periods (perpetuity) were extrapolated using a constant growth rate of 3.0% which does not exceed the estimated average growth rate for the country.

A post-tax discount rate WACC of 14.4% was applied in determining the recoverable amount of the unit. The post-tax rate was adjusted considering the tax cash outflows and other future tax cash flows and discrepancies between the cost of the assets and their tax bases. The pre-tax rate for disclosure purposes is 17.2%.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

13.	Intangible assets (continued)

Impairment testing for cash-generating unit containing goodwill (continued)

Superonline

As at 31 December 2010, the aggregate carrying amount of goodwill allocated to Superonline is $21,145. As the recoverable values based on the value in use of the cash generating units is estimated to be higher than carrying amount, no impairment was required for goodwill arising from the acquisition of Superonline as at 31 December 2010. The calculation of the value in use was based on the following key assumptions:

Values assigned to EBITDA for the periods forecasted include the expected synergies to be achieved from operating as a part of the Group. Values assigned to this key assumption reflect past experience except for efficiency improvements and synergies. Management believes that any reasonably possible change in the key assumptions on which Superonline recoverable amount is based would not cause Superonline’s carrying amount to exceed its recoverable amount.

The projection period for the purposes of goodwill impairment testing is taken as 8 years between 1 January 2011 and 31 December 2018.

Cash flows for further periods (perpetuity) were extrapolated using a constant growth rate of 2.5%. This growth rate does not exceed the long-term average growth rate for the market in which Superonline operates.

A post-tax discount rate WACC of 15.8% was applied in determining the recoverable amount of the unit. Discounting post-tax cash flows at a post-tax discount rate and discounting pre tax cash flows at pre-tax discount rate give same results, since the pre-tax discount rate is the post-tax discount rate adjusted to reflect the specific amount and timing of the future tax cash flows. For disclosure purposes pre-tax discount rate is 18.3%.

After the acquisition of Superonline Uluslararasi Elektronik Bilgilendirme Telekomunikasyon ve Haberlesme Hizmetleri AS (“Superonline Uluslararasi”) in 2008, management merged Superonline Uluslararasi’s operations with its wholly owned subsidiary, Tellcom Iletisim Hizmetleri AS (“Tellcom”) in May 2009. With the merger, Superonline Uluslararasi and Tellcom seized to be separate cash generating units and merged as one cash generating unit under the brand name of Superonline. Therefore, the business plans used for the purpose of the impairment testing represents the merged entities operations. The registered name of the entity was changed from Tellcom Iletisim Hizmetleri AS to Superonline Iletisim Hizmetleri AS with General Assembly Meeting note dated 20 December 2010.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

14.	Equity accounted investees

The Group’s share of profit in its equity accounted investees for the years ended 31 December 2010, 2009 and 2008 are $122,839, $78,448 and $102,990, respectively. Summary financial information for equity accounted investees adjusted for the accounting policy differences for the same events under similar circumstances and not adjusted for the percentage ownership held by the Group is as follows:

	Ownership	Current assets	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Non-controlling interest	Equity attributable to parent	Total liabilities and equity
31 December 2010
Fintur (associate)	41.45%	451,598	1,578,669	2,030,267	289,785	811,749	439,495	489,238	2,030,267
A-Tel (joint venture)*	50.00%	48,888	181,414	230,302	1,078	37,216	-	192,008	230,302
		500,486	1,760,083	2,260,569	290,863	848,965	439,495	681,246	2,260,569

31 December 2009
Fintur (associate)	41.45%	423,754	1,491,371	1,915,125	250,133	804,271	405,846	454,875	1,915,125
A-Tel (joint venture)*	50.00%	46,069	196,524	242,593	6,539	39,476	-	196,578	242,593
		469,823	1,687,895	2,157,718	256,672	843,747	405,846	651,453	2,157,718

	Revenues	Direct cost of revenues	Profit/Loss
2010
Fintur	1,736,576	(692,757)	369,516
A-Tel	63,235	(56,683)	2,923
	1,799,811	(749,440)	372,439
2009
Fintur	1,605,022	(665,749)	310,945
A-Tel	73,897	(77,625)	(8,529)
	1,678,919	(743,374)	302,416
2008
Fintur	1,823,095	(739,410)	364,545
A-Tel	98,129	(83,128)	1,888
	1,921,224	(822,538)	366,433

* Figures mentioned in the above table includes fair value adjustments that arose during acquisition of A-Tel.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

14.	Equity accounted investees (continued)

The Company’s investment in Fintur and A-Tel amounts to $303,618 and $96,004 respectively as at 31 December 2010 (31 December 2009: $285,597 and $97,893).

During 2009, Fintur distributed a total dividend of $200,000. The Group received its share of dividend in December 2009 at the amount of $82,900 and decreased its investment in Fintur by $82,900.

In 2010, Fintur has decided to distribute two dividends amounting to $70,000 and $190,000. The Company reduced the carrying value of its investments in Fintur by the cash collected dividend of $29,015 and $78,755 on 5 May 2010 and 7 December 2010, respectively.

In April 2008, the privatization of the Republic of Azerbaijan’s 35.7% ownership in Azercell Telecom B.M. (“Azercell”), a 51% owned consolidated subsidiary of Fintur, was completed. The non-controlling shareholders in Azercell acquired the 35.7% shares of Republic of Azerbaijan increasing their effective ownership in Azercell to 49%. One of the non-controlling shareholders was also granted a put option, giving the shareholder the right to sell its 42.2% stake to Fintur at fair value in certain deadlock situations regarding significant decisions at the General Assembly. Fintur has initially accounted for the present value of the estimated option redemption amount as a provision and derecognized the non-controlling interest. The difference between the present value of the estimated option redemption amount and the derecognized non-controlling interest amounting to $715,126 is accounted under equity, in accordance with the Group’s accounting policy.

During April 2010 and December 2009 at the General Assembly meeting of A-Tel, it has been decided to distribute dividends and accordingly the Company reduced the carrying value of its investments in A-Tel by the dividends declared of TL 1,241 (equivalent to $803 as at 31 December 2010) and TL 7,248 (equivalent to $4,688 as at 31 December 2010) as at 31 December 2010 and 2009, respectively.

15.	Other investments

Non-current investments:
		2010		2009
	Country of incorporation	Ownership (%)	Carrying Amount	Ownership (%)	Carrying Amount
Aks Televizyon Reklamcilik ve Filmcilik Sanayi ve Ticaret AS (“Aks TV”)	Turkey	6.24	21,905	6.24	22,492

T Medya Yatirim Sanayi ve Ticaret AS (“T-Medya”)	Turkey	10.03	11,944	10.03	12,263

			33,849		34,755

On 2 February 2010, SDIF notified that lien was laid on “priority right to purchase back” regarding the shares of Aks TV of which 6.24% were held by Turktell Bilişim Hizmetleri AS. In case that, those shares are sold to third parties other than Cukurova Group, SDIF has the right to exercise its priority right to purchase back and the purchase price will be determined within the context of the past agreements signed between previous owners and Cukurova Group.

There is no active market available for investments Aks TV and T Medya. The Company measured these investments at cost. Based on the impairment analysis performed by considering the lower end limits of fair value calculations performed by an independent valuation firm, no impairment has been identified.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

15.	Other investments (continued)

Current investments:

	2010	2009
Available-for-sale financial assets
Government bonds, treasury bills	-	62,398
Time deposits
Deposits maturing after 3 months or more	8,201	-
	8,201	62,398

There are no government bonds as at 31 December 2010 (31 December 2009: $62,398).

As at 31 December 2010, BYR denominated time deposits maturing after 3 months or more amounting to $201 have stated interest rate of 10.5% and USD denominated time deposits maturing after 3 months or more amounting to $8,000 have stated interest rate of 7.0%

The Group’s exposure to credit, currency and interest rate risks related to other investments is disclosed in Note 29.

16.	Other non-current assets

	2010	2009
VAT receivable	62,167	37,628
Prepaid expenses	29,717	22,406
Deposits and guarantees given	9,560	9,597
Advances given for fixed assets	4,654	-
Prepayment for subscriber acquisition cost	-	2,867
Others	1,179	2,622
	107,277	75,120

Subscriber acquisition costs are subsidies paid to dealers for engaging a fixed term contract with the subscriber that require a minimum consideration.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

17.	Deferred tax assets and liabilities

Unrecognized deferred tax liabilities

At 31 December 2010, a deferred tax liability of $15,687 (31 December 2009: $18,669) for temporary differences of $78,433 (31 December 2009: $93,345) related to investments in subsidiaries was not recognized because the Company controls whether the liability will be incurred and it is satisfied that it will not be incurred in the foreseeable future.

Unrecognized deferred tax assets

Deferred tax assets have not been recognized in respect of the following items:

	2010	2009
Deductible temporary differences	67,086	39,186
Tax losses	152,776	140,493
Total unrecognized deferred tax assets	219,862	179,679

The deductible temporary differences do not expire under current tax legislation. Turkish tax legislation does not allow companies to file tax returns on a consolidated basis. Therefore, deferred tax assets have not been recognized in respect of these items resulting from certain consolidated subsidiaries because it is not probable that future taxable profit will be available against which the Group can utilize the benefits therefrom.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

17.	Deferred tax assets and liabilities (continued)

Unrecognized deferred tax assets (continued)

As at 31 December 2010, expiration of tax losses is as follows:

Year Originated	Amount	Expiration Date
2006	3,207	2011
2007	10,785	2012
2008	78,819	2013
2009	35,784	2014
2010	48,197	2015 thereafter
	176,792

As at 31 December 2010, tax losses which will be carried indefinitely are as follows:

Year Originated	Amount
2004	15,910
2005	38,621
2006	63,408
2007	55,382
2008	239,575
2009	44,625
2010	12,150

Recognized deferred tax assets and liabilities

Deferred tax assets and liabilities as at 31 December 2010 and 2009 are attributable to the following:

	Assets		Liabilities		Net
	2010	2009	2010	2009	2010	2009
Property, plant & equipment and intangible assets	347	84	(152,193)	(170,397)	(151,846)	(170,313)
Investment	-	-	(15,096)	(13,833)	(15,096)	(13,833)
Provisions	28,423	27,474	-	-	28,423	27,474
Trade and other payables	23,460	39,271	(16)	(38)	23,444	39,233
Other items	25,940	2,104	(1,094)	(1,039)	24,846	1,065
Tax assets / (liabilities)	78,170	68,933	(168,399)	(185,307)	(90,229)	(116,374)
Net off of tax	(75,294)	(66,875)	75,294	66,875	-	-
Net tax assets / (liabilities)	2,876	2,058	(93,105)	(118,432)	(90,229)	(116,374)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

17.	Deferred tax assets and liabilities (continued)

Movement in temporary differences as at 31 December 2010 and 2009

	Balance at 1 January 2009	Recognized in the statement of income	Recognized in other comprehensive income	Effect of movements in exchange rates	Balance at 31 December 2009

Property, plant & equipment and intangible assets	(168,636)	(907)	-	(770)	(170,313)
Investment	(10,267)	(2,353)	(1,091)	(122)	(13,833)
Provisions	10,070	16,802	-	602	27,474
Trade and other payables	44,239	(5,033)	-	27	39,233
Other items	(4,759)	4,793	-	1,031	1,065
Tax credit carry forwards	6	(6)	-	-	-
Total	(129,347)	13,296	(1,091)	768	(116,374)

	Balance at 1 January 2010	Recognized in the statement of income	Recognized in other comprehensive income	Effect of movements in exchange rates	Balance at 31 December 2010

Property, plant & equipment and intangible assets	(170,313)	6,131	-	12,336	(151,846)
Investment	(13,833)	(882)	(754)	373	(15,096)
Provisions	27,474	1,689	-	(740)	28,423
Trade and other payables	39,233	(14,984)	-	(805)	23,444
Other items	1,065	24,161	-	(380)	24,846
Total	(116,374)	16,115	(754)	10,784	(90,229)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

18.	Trade receivables and accrued income

	2010	2009
Receivables from subscribers	414,606	392,328
Accrued service income	348,135	318,526
Accounts and checks receivable	52,111	57,867
Receivables from Turk Telekomunikasyon AS (“Turk Telekom”)	1,299	15,031
	816,151	783,752

Trade receivables are shown net of allowance for doubtful debts amounting to $367,913 as at 31 December 2010 (31 December 2009: $268,157). The impairment loss recognized for the years ended 31 December 2010, 2009 and 2008 are $117,362, $75,379 and $65,678, respectively.

Letters of guarantee received with respect to the accounts and checks receivable are amounted to $181,366 and $164,958 as at 31 December 2010 and 2009, respectively.

The accrued service income represents revenues accrued for subscriber calls (air-time) and contracted receivables related to handset campaigns, which have not been billed and will be billed within one year. Due to the volume of subscribers, there are different billing cycles; accordingly, an accrual is made at each period end to accrue revenues for rendered but not yet billed. Contracted receivables related to handset campaigns, which will be invoiced after one year is presented under non-current trade receivables amounting to $35,024.

Receivables from Turk Telekom represent net amounts that are due from Turk Telekom under the Interconnection Agreement. The Interconnection Agreement provides that Turk Telekom will pay to the Company for Turk Telekom’s fixed-line subscribers’ calls to GSM subscribers.

The Group’s exposure to credit and currency risks and impairment losses related to trade receivables are disclosed in Note 29.

19.	Other current assets

	2010	2009
Prepaid expenses	83,680	69,559
Receivables from ICTA	25,938	-
VAT receivable	25,702	48,760
Receivables from Tax Office	15,736	-
Advances to suppliers	12,131	12,351
Interest income accruals	8,311	17,727

Restricted cash	6,150	-
Receivables from personnel	3,262	2,767
Prepayment for subscriber acquisition cost	1,777	12,527
Other	15,053	11,726
	197,740	175,417

Receivables from ICTA is related to the fine applied on tariffs above upper limits as a result of Court suspension of the execution decision. ICTA paid the related amount on 27 January 2011. In Note 32, under legal proceedings section, detailed explanations are given with respect to the receivable.

As at 31 December 2010, restricted cash represents amounts deposited at banks as guarantees in connection with the loan utilized by Azerinteltek and mature in 12 months.

Subscriber acquisition costs are subsidies paid to dealers for engaging a fixed term contract with the subscriber that require a minimum consideration.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

20.	Cash and cash equivalents

	2010	2009
Cash in hand	7,957	157
Cheques received	172	1,154
Banks	3,293,257	3,093,889
-Demand deposits	193,358	199,764
-Time deposits	3,099,899	2,894,125
Bonds and bills	777	286
Cash and cash equivalents	3,302,163	3,095,486
Bank overdrafts	(5,896)	(5,244)
Cash and cash equivalents in the statement of cash flows	3,296,267	3,090,242

As at 31 December 2010, cash and cash equivalents deposited in banks that are owned and/or controlled by Cukurova Group, a significant shareholder of the Company is amounting to $90,000 (31 December 2009: nil).

As at 31 December 2010, average maturity of time deposits is 60 days (31 December 2009: 69 days)

The Group’s exposure to interest rate risk and a sensitivity analysis for financial assets and liabilities are disclosed in Note 29.

21.	Capital and reserves

Share capital

As at 31 December 2010, common stock represented 2,200,000,000 (31 December 2009: 2,200,000,000) authorized, issued and fully paid shares with a par value of TL 1 each. In accordance with the Law No. 5083 with respect to TL, on 9 May 2005, par value of each share is registered to be one TL.

In connection with the redenomination of the TL and as per the related amendments of Turkish Commercial Code, in order to increase the nominal value of the shares to TL 1, 1,000 units of shares, each having a nominal value of TL 0.001 shall be merged and each unit of share having a nominal value of TL 1 shall be issued to represent such shares. The Company is still in the process of merging 1,000 existing ordinary shares, each having a nominal value of TL 0.001 to one ordinary share having a nominal value of TL 1 each. After the share merger which appears as a provisional article in the Articles of Association to convert the value of each share with a nominal value of TL 0.001 to TL 1, all shares will have a value of TL 1. Although the merger process has not been finalized, the practical application is to state each share having a nominal value of TL 1 which is consented by Capital Markets Board of Turkey (“CMB”). Accordingly, number of shares data is adjusted for the effect of this merger.

The holders of shares are entitled to receive dividends as declared and are entitled to one vote per share at meetings of the Company.

As at 31 December 2010, total number of pledged shares hold by various institutions is 137,200 (31 December 2009: 137,200).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

21.	Capital and reserves (continued)

Capital contribution

Capital contribution comprises the contributed assets and certain liabilities that the government settled on behalf of the Group that do not meet the definition of a government grant which the government is acting in its capacity as a shareholder.

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign and domestic operations from their functional currencies to presentation currency of USD.

Fair value reserve

The fair value reserve comprises the cumulative net change in the fair value of available-for-sale financial assets until the investments are derecognized or the asset is impaired.

Legal reserve

Under the Turkish Commercial Code, Turkish companies are required to set aside first and second level legal reserves out of their profits. First level legal reserves are set aside 5% of the distributable income per statutory accounts each year. The ceiling on the first legal reserves is 20% of the paid-up capital. The reserve requirement ends when the 20% of paid-up capital level has been reached. Second legal reserves correspond to 10% of profits actually distributed after the deduction of the first legal reserves and the minimum obligatory dividend pay-out (5% of the paid-up capital). There is no ceiling for second legal reserves and they are accumulated every year.

Reserve for non-controlling interest put option liability

The reserve for non-controlling interest put option liability includes the difference between the put option liability granted to the non-controlling shareholders in existing subsidiaries recognized and the amount of non-controlling interest derecognized. Subsequent changes in the fair value of the put option liability are also recognized in this reserve.

Dividends

The Company has adopted a dividend policy, which is set out in its corporate governance guidance. As adopted, the Company’s general dividend policy is to pay dividends to shareholders with due regard to trends in the Company’s operating performance, financial condition and other factors.

The Board of Directors intends to distribute cash dividends in an amount of not less than 50% of the Company’s lower of distributable profit based on the financial statements prepared in accordance with the accounting principles accepted by the CMB or statutory records, for each fiscal year starting with profits for fiscal year 2004. However, the payment of dividends will still be subject to cash flow requirements of the Company, compliance with Turkish law and the approval of and amendment by the Board of Directors and the General Assembly of Shareholders.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

21.	Capital and reserves (continued)

Dividends (continued)

On 10 March 2010, the Company’s Board of Directors has proposed a dividend distribution for the year ended 31 December 2009 amounting to TL 859,259 (equivalent to $555,795 and $573,451 as at 31 December 2010 and 29 April 2010, respectively), which represented 50% of distributable income. This represents a net cash dividend of full TL 0.3905723 (equivalent to full $0.2526341 and $0.2606596 as at 31 December 2010 and 29 April 2010, respectively) per share. This dividend proposal was discussed and approved at the Ordinary General Assembly of Shareholders held on 29 April 2010. Dividend distribution started on 17 May 2010 and completed as at 31 December 2010.

	2010		2009		2008
	TL	USD*	TL	USD*	TL	USD*

Cash dividends	859,259	573,451	1,098,193	713,297	648,714	502,334

* USD equivalents of dividends are computed by using the Central Bank of the Republic of Turkey’s TL/USD exchange rate on 29 April 2010, 8 May 2009 and 25 April 2008 which are the dates that the General Assembly of Shareholders approved the dividend distribution.

In the Ordinary General Assembly of Shareholders Meeting of Inteltek held on 15 April 2010, it has been decided to distribute dividends amounting to TL 55,980 (equivalent to $36,210 as at 31 December 2010). The dividend was paid on 29 April 2010.

22.	Earnings per share

The calculations of basic and diluted earnings per share as at 31 December 2010 were based on the profit attributable to ordinary shareholders for the years ended 31 December 2010, 2009 and 2008 of $1,170,176, $1,093,992 and $1,836,824 respectively and a weighted average number of shares outstanding during the years ended 31 December 2010, 2009 and 2008 of 2,200,000,000 calculated as follows:

	2010	2009	2008
Numerator:
Net profit for the period attributed to owners	1,170,176	1,093,992	1,836,824

Denominator:
Weighted average number of shares	2,200,000,000	2,200,000,000	2,200,000,000

Basic and diluted earnings per share	0.53	0.50	0.83

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

23.	Other non-current liabilities

	2010	2009
Consideration payable in relation to acquisition of BeST	78,402	75,319
Financial liability in relation to put option	53,435	63,152
Deposits and guarantees taken from agents	16,310	13,951
Payables to other suppliers	7,391	-
Other	5,294	2,569
	160,832	154,991

Consideration payable in relation to acquisition of Belarusian Telecom represents the present value of long-term deferred payment to the seller. Payment of $100,000 is contingent on financial performance of Belarusian Telecom, and based on management’s estimations, expected to be paid during the first quarter of 2016. The present value of the contingent consideration is $78,402 as at 31 December 2010 (31 December 2009: $75,319).

Non-controlling shareholders in Belarusian Telecom were granted a put option, giving the shareholders the right to sell their entire stake to Beltel Telekomunikasyon Hizmetleri AS (“Beltel”) at fair value during a specified period. The Group accounted for the present value of the estimated option redemption amount as a provision and derecognized the non-controlling interest. The Company has estimated a value based on multiple approaches including income approach (discounted cash flows) and market approach (comparable market multiples). The average of the values determined as at 31 August 2013, which is the exercise date of the put option, is then discounted to 31 December 2010.

The difference between the present value of the estimated option redemption and derecognized non-controlling interests amounting to $32,382 has been presented as reserve for non-controlling interest put option under equity.

24.	Loans and borrowings

This note provides information about the contractual terms of the Group’s interest-bearing loans and borrowings, which are measured at amortized cost. For more information about the Group’s exposure to interest rate, foreign currency and liquidity risk and payment schedule for interest bearing loans, see Note 29.

	2010	2009
Non-current liabilities
Unsecured bank loans	1,366,207	793,210
Secured bank loans	21,850	25,253
Finance lease liabilities	19,259	2,716
	1,407,316	821,179
Current liabilities
Current portion of unsecured bank loans	357,637	226,463
Current portion of secured bank loans	4,378	-
Unsecured bank facility	57,355	461,788
Secured bank facility	6,399	-
Current portion of finance lease liabilities	4,436	2,529
	430,205	690,780

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

24.	Loans and borrowings (continued)

Finance lease liabilities are payable as follows:

	31 December 2010			31 December 2009
	Future minimum lease payments	Interest	Present value of minimum lease payments	Future minimum lease payments	Interest	Present value of minimum lease payments

Less than one year	5,199	763	4,436	2,768	239	2,529
More than one year	24,107	4,848	19,259	2,815	99	2,716
	29,306	5,611	23,695	5,583	338	5,245

Superonline, a wholly owned subsidiary of the Group, acquired indefeasible right of use with BOTAS and will pay EUR 20,900 to BOTAS for the right. The Group recognized indefeasible right of use amounting to $22,531 which is calculated as the present value of payments to be made to BOTAS till the year 2024. As of 31 December 2010, the carrying amount of lease liability related to BOTAS agreement is $20,962.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

24.	Loans and borrowings (continued)

Terms and conditions of outstanding loans are as follows:

				2010			2009
	Currency	Year of maturity	Interest rate type	Nominal interest rate	Face value	Carrying amount	Nominal interest rate	Face value	Carrying amount

Unsecured bank loans	USD	2012	Floating	Libor+2.25%-3.75%	491,000	488,965	Libor+2.3%-3.75%	491,000	487,563
Unsecured bank loans	USD	2011-2012	Floating	Libor+2.1%	263,250	264,674	-	-	-
Unsecured bank loans	USD	2015	Floating	Libor+2.9%-3.0%	188,500	188,730	-	-	-
Unsecured bank loans	USD	2011-2015	Fixed	2.37%	184,044	178,603	-	-	-
Unsecured bank loans	USD	2013	Floating	Libor+2.24%-2.45%	159,200	159,406	-	-	-
Unsecured bank loans	USD	2009-2014	Fixed	2.24%	148,726	144,078	2.24%	191,219	183,710
Unsecured bank loans	USD	2013	Fixed	4.10%-8%	86,442	86,464	-	-	-
Unsecured bank loans	USD	2011	Fixed	%2.25-2.80%	95,193	96,998	2.80%	63,500	63,505
Unsecured bank loans	USD	2010-2016	Fixed	2.81%	59,654	57,581	2.81%	69,856	66,051
Unsecured bank loans	USD	2011	Floating	Libor+1.75%	24,500	24,602	-	-	-
Unsecured bank loans	USD	2009-2014	Floating	Libor+%1.35	50,236	48,672	Libor+%1.35	64,589	62,162
Secured bank loans**	BYR	2020	Floating	RR*+2%	21,389	26,228	RR*+2%	22,487	25,253
Unsecured bank loans	USD	2010-2012	Fixed	2.97%	17,505	17,754	2.97%	25,958	26,236
Unsecured bank loans	EUR	2013	Floating	Libor+3.465%	13,280	13,627	-	-	-
Unsecured bank loans	USD	2011-2013	Fixed	2.97%	9,811	9,985	-	-	-
Secured bank loans	USD	2011	Fixed	5.00%	6,150	6,210	-	-	-
Unsecured bank loans	USD	2011	-	-	744	744	-	-	-
Unsecured bank loans	AZN	2011	Fixed	18.00%	250	316	-	-	-
Secured bank loans	AZN	2011	Fixed	18.00%	150	189	-	-	-
Unsecured bank loans	USD	2010	Floating	Libor+2.0%-3.5%	-	-	Libor+2.0%-3.5%	476,000	476,754
Unsecured bank loans	USD	2010	Fixed	-	-	-	2.80%	113,387	113,395
Unsecured bank loans	BYR	2010	Floating	-	-	-	½ RR*	1,971	2,085
Finance lease liabilities	EUR	2011-2024	Fixed	3.35%	26,487	20,962	-	-	-
Finance lease liabilities	USD	2010-2011	Fixed	4.64%	2,819	2,733	5.7%	5,583	5,245
					1,849,330	1,837,521		1,525,550	1,511,959
*      Refinancing rate of the National Bank of the Republic of Belarus.
**    Secured by Rebuplic of Belarus Government.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

25.	Employee benefits

International Accounting Standard No. 19 (“IAS 19”) “Employee Benefits” requires actuarial valuation methods to be developed to estimate the enterprise’s obligation under defined benefit plans. The liability for this retirement pay obligation is recorded in the accompanying consolidated financial statements at its present value using a discount rate of 4.7%.

Movement in the reserve for employee termination benefits as at 31 December 2010 and 2009 are as follows:

	2010	2009
Opening balance	27,776	26,717
Provision set/reversed during the period	9,990	6,350
Payments made during the period	(8,114)	(5,410)
Unwind of discount	889	1,534
Effect of change in foreign exchange rate	(799)	(1,415)
Closing balance	29,742	27,776

Obligations for contributions to defined contribution plans are recognized as an expense in the consolidated statement of income as incurred. The Group incurred $5,243, $3,694 and $4,182 in relation to defined contribution retirement plan for the years ended 31 December 2010, 2009 and 2008 respectively.

Total charge for the employee termination benefits is included in the statement of income.

26.	Deferred income

Deferred income primarily consists of right of use sold but not used by prepaid subscribers and it is classified as current as at 31 December 2010. The amount of deferred income is $164,186 and $248,518 as at 31 December 2010 and 2009, respectively.

27.	Provisions

Non-current provisions:

	Legal	Obligations for dismantling, removing and site restoration	Other	Total
Balance at 1 January 2009	-	4,490	-	4,490
Provision made/used during the year	95	590	467	1,152
Unwind of discount	-	-	-	-
Effect of change in foreign exchange rate	-	34	-	34
Balance at 31 December 2009	95	5,114	467	5,676

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

27.	Provisions (continued)

Non-current provisions: (continued)

	Legal	Obligations for dismantling, removing and site restoration	Other	Total
Balance at 1 January 2010	95	5,114	467	5,676
Provision made/used during the year	627	50,473	223	51,323
Unwind of discount	-	266	-	266
Effect of change in foreign exchange rate	-	(210)	-	(210)
Balance at 31 December 2010	722	55,643	690	57,055

Legal provisions are set for the probable cash outflows related to legal disputes.

The Group is required to incur certain costs in respect of a liability to dismantle and remove assets and to restore sites on which the assets were located. The dismantling costs are calculated according to best estimate of future expected payments discounted at a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability.

The above mentioned additions to obligations for dismantling, removing and site restoration during the period are non-cash transactions recorded against property, plant and equipment.

Current provisions:

	Legal	Bonus	Total
Balance at 1 January 2009	44,258	38,091	82,349
Provision made during the year	158,580	36,784	195,364
Provisions used during the year	(40,018)	(37,996)	(78,014)
Unwind of discount	-	235	235
Effect of change in foreign exchange rate	5,098	135	5,233
Balance at 31 December 2009	167,918	37,249	205,167

	Legal	Bonus	Total
Balance at 1 January 2010	167,918	37,249	205,167
Provision made/(reversed) during the year	59,303	45,617	104,920
Provisions used during the year	(115,004)	(39,056)	(154,060)
Unwind of discount	1,885	(53)	1,832
Effect of change in foreign exchange rate	(2,949)	(1,098)	(4,047)
Balance at 31 December 2010	111,153	42,659	153,812

Legal provisions are set for the probable cash outflows related to legal disputes. In Note 32, under legal proceedings section, detailed explanations are given with respect to legal provisions.

The bonus provision totalling to $42,659 comprises mainly the provision for the year ended 31 December 2010 and is planned to be paid in March 2011.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

28.	Trade and other payables

The breakdown of trade and other payables as at 31 December 2010 and 2009 is as follows:

	2010	2009
Payables to other suppliers	414,911	354,057
Taxes and withholdings payable	221,872	215,375
Payables to Ericsson companies	98,415	115,980
Selling and marketing expense accrual	61,209	62,783
License fee accrual	53,474	38,289
Roaming expense accrual	21,032	61,783
ICTA share accrual	17,319	18,543
Interconnection payables	11,992	31,957
Interconnection accrual	4,415	5,343
Payables to KKTC Tax Office	789	1,046
Consideration payable in relation to acquisition of Belarusian Telecom	-	97,605
Other	46,548	36,001
	951,976	1,038,762

Balances due to other suppliers are arising in the ordinary course of business.

Taxes and withholdings include VAT payable, special communications tax, frequency usage fees payable to ICTA and personnel income taxes.

Payables to Ericsson companies comprise due to Ericsson Turkey, Ericsson Sweden and Ericsson AB arising from fixed asset purchases, site preparation and other services.

Turkcell is one of parties of two different signed agreements with Ericsson Turkey, namely Supply and Maintenance and Support Service Agreements. In fact, hardware and software responsibility within the scope of Supply Agreement belongs to Ericsson AB. Since, Turkcell signed the agreement with Ericsson Turkey, Ericsson Turkey transfer its supply responsibility to Ericsson AB with the signed protocol between Ericsson Turkey, Turkcell and Ericsson AB. Based on the Supply Agreement, Ericsson Turkey committed Turkcell to provide GSM network in operating condition, spare part, installation, training and documentation. Besides, this agreement provides Turkcell to non-exclusive, untransferable and perpetual software license for GSM software. According to Maintenance and Support Service Agreement, Ericsson Turkey provides Turkcell problem report processing service, consultancy service and emergency state service. Based on these two agreements, Ericsson AB is the guarantor for commitments of Ericsson Turkey to Turkcell. For agreements signed between Turkcell and Ericsson Turkey, of which Ericsson Sweden is the guarantor, parties signed a supplementary agreement on 1 January 2010 and extended the period of GSM service agreement until 31 December 2010. Tender process for the agreement of year 2011 has not been finalized yet.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

28.	Trade and other payables (continued)

Selling and marketing expense accrual is mainly resulted from services received from third parties related to marketing activities of the Group which are not yet invoiced.

In accordance with the license agreement, Turkcell pays 90% of the ongoing license fee, which equals 15% of its gross revenue, to the Turkish Treasury and 10% as universal service fund to the Turkish Ministry.

Payables to interconnection suppliers arise from voice and SMS termination services rendered by other GSM operators.

Interconnection accrual represents net balance of uninvoiced call termination services received from other operators and interconnection services rendered to other operators.

Consideration payable in relation to acquisition of Belarusian Telecom represents present value of short-term deferred payments to the seller. Deferred payment amounting to $100,000 was paid as of 31 December 2010. The remaining consideration is classified under other non-current liabilities section (Note 23).

The Group’s exposure to currency and liquidity risk related to trade and other payables is disclosed in Note 29.

29.	Financial instruments

Credit risk

Exposure to credit risk:

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	Note	2010	2009
Due from related parties-non current	33	1,044	21,039
Other non-current assets*	16	15,258	11,996
Available-for-sale financial assets	15	-	62,398
Due from related parties-current	33	88,897	108,843
Trade receivables and accrued income	18	851,175	783,752
Other current assets*	19	56,170	29,284
Cash and cash equivalents**	20	3,294,206	3,095,329
Time deposits maturing in 3 months or more	15	8,201	-
		4,314,951	4,112,641

* Non-financial instruments such as prepaid expenses and advances given are excluded from other current assets and other non-current assets.

** Cash on hand is excluded from cash and cash equivalents.

The maximum exposure to credit risk for trade receivables arising from sales transactions including those classified as due from related parties at the reporting date by type of customer is:

	2010	2009
Receivable from subscribers	798,404	710,747
Receivables from distributors and other operators	71,044	85,949
Other	3,199	1,312
	872,647	798,008

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

29.	Financial instruments (continued)

Credit risk (continued)

Exposure to credit risk: (continued)

The aging of trade receivables and due from related parties as at 31 December 2010 and 2009:

	2010	2009
Not past due	738,697	746,545
1-30 days past due	74,665	38,406
1-3 months past due	56,004	47,031
3-12 months past due	71,750	81,310
1-5 years past due	-	342
	941,116	913,634

Impairment losses

The movement in the allowance for impairment in respect of trade receivables as at 31 December 2010 and 2009 is as follows:

	2010	2009
Opening balance	268,157	196,637
Impairment loss recognized	126,257	75,379
Write-off	(9,976)	(7,978)
Effect of change in foreign exchange rate	(7,630)	4,119
Closing balance	376,808	268,157

The impairment loss recognized of $126,257 for the period ended 31 December 2010 relates to its estimate of incurred losses in respect of trade receivables.

The allowance accounts in respect of trade receivables is used to record impairment losses unless the Group is satisfied that no recovery of the amount owing is possible; at that point the amount considered irrecoverable and is written off against the trade receivable directly.

Liquidity risk

Current cash debt coverage ratio as at 31 December 2010 and 2009 is as follows:

	2010	2009

Cash and cash equivalents	3,302,163	3,095,486
Current liabilities	1,812,915	2,296,511
Current cash debt coverage ratio	182%	135%

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

29.	Financial instruments (continued)

Liquidity risk (continued)

The following are the contractual maturities of financial liabilities, including estimated interest payments:

	31 December 2010							31 December 2009
	Carrying	Contractual	6 months	6-12	1-2	2-5	More than 5	Carrying	Contractual	6 months	6-12	1-2	2-5	More than 5
	Amount	cash flows	or less	months	years	years	years	Amount	cash flows	or less	months	years	years	Years
Non-derivative financial
Liabilities
Secured bank loans	32,627	(48,327)	(2,273)	(9,165)	(5,150)	(13,852)	(17,887)	25,253	(46,659)	-	-	(5,420)	(16,767)	(24,472)
Unsecured bank loans	1,781,199	(1,920,204)	(208,363)	(218,000)	(523,026)	(960,660)	(10,155)	1,481,461	(1,583,273)	(267,683)	(432,251)	(166,987)	(695,681)	(20,671)
Finance lease liabilities	23,695	(29,306)	(3,206)	(1,993)	(1,909)	(5,576)	(16,622)	5,245	(5,583)	(1,383)	(1,385)	(2,789)	(26)	-
Trade and other payables*	676,187	(681,669)	(681,669)	-	-	-	-	723,222	(728,795)	(728,795)	-	-	-	-
Bank overdraft	5,896	(5,896)	(5,896)	-	-	-	-	5,244	(5,244)	(5,244)	-	-	-	-
Due to related parties	10,760	(10,787)	(10,787)	-	-	-	-	14,780	(14,884)	(14,884)	-	-	-	-
Consideration payable in relation to acquisition of Belarusian Telecom	78,402	(100,000)	-	-	-	-	(100,000)	172,924	(200,000)	-	(100,000)	-	-	(100,000)
Financial liability in relation to put option	53,435	(58,541)	-	-	-	(58,541)	-	63,152	(75,155)	-	-	-	(75,155)	-

TOTAL	2,662,201	(2,854,730)	(912,194)	(229,158)	(530,085)	(1,038,629)	(144,664)	2,491,281	(2,659,593)	(1,017,989)	(533,636)	(175,196)	(787,629)	(145,143)

* Advances taken, taxes and withholding payable are excluded from trade and other payables.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

29.	Financial instruments (continued)

Exposure to currency risk

The Group’s exposure to foreign currency risk based on notional amounts is as follows:

	31 December 2009
	USD	EUR	SEK
Foreign currency denominated assets
Due from related parties-non current	20,605	-	-
Other non-current assets	1	-	-
Other investments	-	201	-
Due from related parties-current	22,295	825	-
Trade receivables and accrued income	31,121	18,605	10
Other current assets	2,372	71	-
Cash and cash equivalents	1,324,795	99,734	1
	1,401,189	119,436	11
Foreign currency denominated liabilities
Loans and borrowings-non current	(830,434)	-	-
Other non-current liabilities	(189,105)	-	-
Loans and borrowings-current	(514,439)	-	-
Trade and other payables	(366,279)	(65,562)	(722)
Due to related parties	(4,199)	(1,194)	-
	(1,904,456)	(66,756)	(722)
Net exposure	(503,267)	52,680	(711)

	31 December 2010
	USD	EUR	SEK
Foreign currency denominated assets
Due from related parties-non current	-	-	-
Other non-current assets	1	-	-
Other investments	8,000	-	-
Due from related parties-current	17,969	148	-
Trade receivables and accrued income	33,566	20,482	-
Other current assets	4,579	1,086	10
Cash and cash equivalents	1,494,743	52,842	1
	1,558,858	74,558	11
Foreign currency denominated liabilities
Loans and borrowings-non current	(1,405,907)	(28,132)	-
Other non-current liabilities	(179,865)	-	-
Loans and borrowings-current	(350,172)	(1,872)	-
Trade and other payables	(161,901)	(42,849)	-
Due to related parties	(754)	(808)	-
	(2,098,599)	(73,661)	-
Net exposure	(539,741)	897	11

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

29.	Financial instruments (continued)

Exposure to currency risk (continued)

The following significant exchange rates are applied during the period:

	Average Rate		Reporting Date	Closing Rate
	31 December	31 December	31 December	31 December
	2010	2009	2010	2009

TL/USD	1.5050	1.5495	1.5460	1.5057
TL/EUR	1.9931	2.1527	2.0491	2.1603
TL/SEK	0.2074	0.2016	0.2262	0.2082
BYR/USD	2,978.8	2,780.9	3,000.0	2,863.0
HRV/USD	7.9325	7.7975	7.9617	7.9850

Sensitivity analysis

The basis for the sensitivity analysis to measure foreign exchange risk is an aggregate corporate-level currency exposure. The aggregate foreign exchange exposure is composed of all assets and liabilities denominated in foreign currencies. The analysis excludes net foreign currency investments.

10% strengthening of the TL, HRV, BYR against the following currencies as at 31 December 2010 and 2009 would have increased/(decreased) profit or loss before tax by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	Profit or loss
	2010	2009

USD	53,974	50,327
EUR	(119)	(7,558)
SEK	-	10

10% weakening of the TL, HRV, BYR against the following currencies as at 31 December 2010 and 2009 would have increased/(decreased) profit or loss before tax by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	Profit or loss
	2010	2009

USD	(53,974)	(50,327)
EUR	119	7,558
SEK	-	(10)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

29.	Financial instruments (continued)

Interest rate risk

As at 31 December 2010 and 2009 the interest rate profile of the Group’s interest-bearing financial instruments was:

		31 December 2010		31 December 2009
	Note	Effective Interest Rate	Carrying Amount	Effective interest rate	Carrying Amount
Fixed rate instruments
Time deposits	20
USD		3.5%	1,469,797	3.6%	1,425,695
EUR		3.9%	68,640	2.3%	146,183
TL		9.1%	1,561,282	10.1%	1,318,614
Other		8.7%	180	17.6%	3,633
Available-for-sale securities	15
Government bonds, treasury bills
TL		-	-	14.8%	62,109
Time deposits maturing after 3 months or more	15
USD		7.0%	8,000	-	-
BYR		10.5%	201	-	-
Finance lease obligations	24
USD		4.6%	(2,733)	5.7%	(5,245)
EUR		3.4%	(20,962)	-	-
Unsecured bank loans	24
USD fixed rate loans		4.2%	(591,463)	3.7%	(452,897)
Secured bank loans	24
USD fixed rate loans		5.2%	(6,210)	-	-
AZN fixed rate loans		22.5%	(189)	-	-

Variable rate instruments
Available-for-sale securities	15
Government bonds, treasury bills
EUR		-	-	5.1%	289
Secured bank loans	24
BYR floating rate loans		10.9%	(26,228)	12.3%	(25,253)
Unsecured bank loans	24
USD floating rate loans		3.6%	(1,175,049)	3.8%	(1,026,479)
EUR floating rate loans		7.8%	(13,627)	-	-
BYR floating rate loans		-	-	2.1%	(2,085)
AZN fixed rate loans		22.5%	(316)	-	-

Sensitivity analysis

Fair value sensitivity analysis for fixed rate instruments:

A change of 1% in interest rates for available for sale financial assets would have increased/(decreased) equity by nil (31 December 2009: $186).

A change of 1% in interest rates for time deposits maturing after 3 months or more would have increased/(decreased) profit or loss by $65 (31 December 2009: nil).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

29.	Financial instruments (continued)

Interest rate risk (continued)

Sensitivity analysis (continued)

Cash flow sensitivity analysis for variable rate instruments:

A change of 100 basis points in interest rates as at 31 December 2010 would have increased/(decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign exchange rates, remain constant. The analysis is performed on the same basis as at 31 December 2010 and 2009.

	Profit or loss		Equity
	100 bp increase	100 bp decrease	100 bp increase	100 bp decrease
31 December 2010
Variable rate instruments	(9,262)	9,262
Cash flow sensitivity (net)	(9,262)	9,262
31 December 2009
Variable rate instruments	(4,912)	4,912	-	-
Cash flow sensitivity (net)	(4,912)	4,912	-	-

Fair values

The fair values of financial assets and liabilities together with the carrying amounts shown in the statement of financial position are as follows:
		31 December 2010		31 December 2009
		Carrying	Fair	Carrying	Fair
	Note	Amount	Value	Amount	Value
Assets carried at fair value
Available for sale securities	15	-	-	62,398	62,398
		-	-	62,398	62,398

Assets carried at amortized cost
Due from related parties-long term	33	1,044	1,044	21,039	21,039
Other non-current assets*	16	15,258	15,258	11,996	11,996
Due from related parties-short term	33	88,897	88,897	108,843	108,843
Trade receivables and accrued income***	18	851,175	851,175	783,752	783,752
Other current assets*	19	56,170	56,170	29,284	29,284
Cash and cash equivalents	20	3,302,163	3,302,163	3,095,486	3,095,486
Time deposits maturing after 3 months or more	15	8,201	8,201	-	-
		4,322,908	4,322,908	4,050,400	4,050,400

Liabilities carried at fair value
Put option for Best acquisition	23	(53,435)	(53,435)	(63,152)	(63,152)
		(53,435)	(53,435)	(63,152)	(63,152)
Liabilities carried at amortized cost
Loans and borrowings-long term	24	(1,407,316)	(1,407,316)	(821,179)	(821,179)
Bank overdrafts	20	(5,896)	(5,896)	(5,244)	(5,244)
Loans and borrowings-short term	24	(430,205)	(430,205)	(690,780)	(690,780)
Trade and other payables**	28	(676,187)	(676,187)	(723,222)	(723,222)
Due to related parties	33	(10,760)	(10,760)	(14,780)	(14,780)
Deferred payments	23-28	(78,402)	(78,402)	(172,924)	(172,924)
		(2,608,766)	(2,608,766)	(2,428,129)	(2,428,129)

* Non-financial instruments such as prepaid expenses and advances given are excluded from other current assets and other non-current assets.

** Advances taken, taxes and withholdings payable are excluded from trade and other payables.

*** Includes non-current trade receivables amounting to $35,024.

The methods used in determining the fair values of financial instruments are discussed in Note 4.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

29.	Financial instruments (continued)

Fair values (continued)

Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method:

The different levels have been identified as follows:

Level 1: quoted prices (unadjusted) in active markets for identical assets and liabilities.

Level 2: inputs other than quoted prices included within Level 1 that are observable for the assets and liability, either directly or indirectly.

Level 3: inputs for the asset or liability that are not based on observable market.

	Level 1	Level 2	Level 3	Total
31 December 2010
Financial liability in relation to put option	-	-	53,435	53,435
	-	-	53,435	53,435

	Level 1	Level 2	Level 3	Total
31 December 2009
Available-for sale financial assets	62,109	-	289	62,398
	62,109	-	289	62,398

Financial liability in relation to put option	-	-	63,152	63,152
	-	-	63,152	63,152

	Available- for sale financial assets	Financial liability in relation to put option	Total
Balance as at 1 January 2010	289	(63,152)	(62,863)
Total gains or losses:
in profit or loss	-	(5,447)	(5,447)
in other comprehensive income	(289)	-	(289)
Total recognition in equity	-	15,164	15,164
Balance as at 31 December 2010	-	(53,435)	(53,435)

The table above shows a reconciliation from the beginning balances to the ending balances for fair value measurements in Level 3 of the fair value hierarchy.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

29.	Financial instruments (continued)

Fair values (continued)

Fair value hierarchy (continued)

Total gains or losses included in profit or loss for the period in the following table are presented in the statement of comprehensive income as follows:

	Available- for sale financial assets	Financial liability in relation to put option	Total
Total gains or losses included in profit or loss for the period:
Net financing costs	-	(5,447)	(5,447)

Total gains or losses for the period included in profit or loss for asset and liabilities held at the end of the reporting period:
Net financing costs	-	(5,447)	(5,447)

30.	Operating leases

The Company entered into various operating lease agreements. For the years ended 31 December 2010 2009 and 2008, total rent expenses for operating leases were $301,309, $287,259 and $263,805 respectively.

The future minimum lease payments under non-cancellable leases are as follows:

	2010	2009
Less than one year	18,024	5,804
Between one and five years	16,107	19,167
More than five years	7,221	8,453
	41,352	33,424

31.	Guarantees and purchase obligations

As at 31 December 2010, outstanding purchase commitments with respect to the acquisition of property, plant and equipment, inventory and purchase of sponsorship and advertisement services amount to $594,910 (31 December 2009: $245,088).

As at 31 December 2010, the Group is contingently liable in respect of bank letters of guarantee obtained from banks given to customs authorities, private companies and other public organizations and provided financial guarantees to subsidiaries totalling to TL 2,413,062 (equivalent to $1,560,842 as at 31 December 2010) (31 December 2009: TL 1,986,052 equivalent to $1,319,023 as at 31 December 2009).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

32.	Commitments and Contingencies

License Agreements

Turkcell:

On 27 April 1998, the Company signed the License Agreement with the Turkish Ministry. In accordance with the License Agreement, the Company was granted a 25 year GSM license for a license fee of $500,000. The License Agreement permits the Company to operate as a stand-alone GSM operator. Under the License, the Company collects all of the revenue generated from the operations of its GSM network and pays the Turkish Treasury and Turkish Ministry an ongoing license fee and universal service fund, respectively, equal to 15% of its gross revenues from Turkish GSM operations. On 25 June 2005, the Turkish government declared that GSM operators are required to pay 10% of their existing monthly ongoing license fee to the Turkish Ministry as a universal service fund contribution in accordance with Law No: 5369. As a result, starting from 30 June 2005, the Company pays 90% of the ongoing license fee to the Turkish Treasury and 10% to the Turkish Ministry as universal service fund. Moreover, the Company is obliged to pay 0.35% of its yearly gross revenue once a year as ICTA Fee. The Company is authorized to, among other things, set its own tariffs within certain limits, charge peak and off-peak rates, offer a variety of service and pricing packages, issue invoices directly to subscribers, collect payments and deal directly with subscribers.

In February 2002, the Company renewed its License with the ICTA, and became subject to a number of new requirements, including those regarding the build-out, operation, quality and coverage of the Company’s GSM network, prohibitions on anti-competitive behaviour and compliance with national and international GSM standards. Failure to meet any requirement in the renewed License, or the occurrence of extraordinary unforeseen circumstances, can also result in revocation of the renewed License, including the surrender of the GSM network without compensation, or limitation of the Company’s rights thereunder, or could otherwise adversely affect the Company’s regulatory status. Certain conditions of the renewed License Agreement include the following:

Coverage: The Company had to attain geographical coverage of 50% and 90% of the population of Turkey with certain exceptions within three years and five years, respectively, of the License’s effective date.

Service offerings: The Company must provide certain services in addition to general GSM services, including free emergency calls and technical assistance for subscribers, free call forwarding to police and other public emergency services, receiver-optional short messages, video text access, fax capability, calling and connected number identification and restrictions, call forwarding, call waiting, call hold, multi-party and third-party conference calls, billing information and barring of a range of outgoing and incoming calls.

Service quality: In general, the Company must meet all the technical standards determined and updated by the European Telecommunications Standards Institute and Secretariat of the GSM MoU. Service quality requirements include that call blockage cannot exceed 5% and unsuccessful calls cannot exceed 2%.

Tariffs: ICTA sets the initial maximum tariffs in TL and USD. Thereafter, the revised License provides that the ICTA will adjust the maximum tariffs at most every nine months or, if necessary, more frequently. The Company is free to set its own tariffs up to the maximum tariffs.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

32.	Commitments and Contingencies (continued)

License Agreements (continued)

Turkcell (continued):

Rights of the ICTA, Suspension and Termination:

The revised License is not transferable without the approval of the ICTA. In addition, the License Agreement gives the ICTA certain monitoring rights and access to the Company’s technical and financial information and allows for inspection rights, and gives certain rights to suspend operations under certain circumstances. Also, the Company is obliged to submit financial statements, contracts and investment plans to the ICTA.

The ICTA may suspend the Company’s operations for a limited or an unlimited period if necessary for the purpose of public security and national defense. During period of suspension, the ICTA may operate the Company’s GSM network.

The Company is entitled to any revenues collected during such period and the Licensee’s term will be extended by the period of any suspension. The revised License may also be terminated upon a bankruptcy ruling against the Company or for other license violations, such as operating outside of its allocated frequency ranges, and the penalties for such violations can include fines, loss of frequency rights, revocation of the license and confiscation of the network management centre, the gateway exchanges and central subscription system, including related technical equipment, immovables and installations essential for the operation of the network.

Based on the enacted law on 3 July 2005 with respect to the regulation of privatization, gross revenue description based for the calculation of ongoing license fee and universal service fund has been changed. According to this new regulation, interest charges for late collections, and indirect taxes such as VAT, and other expenses are excluded from the description of gross revenue. Calculation of gross revenue for ongoing license fee and universal service fund according to the new regulation is effective after Council of State’s approval on 10 March 2006.

3G License

On 30 April 2009, the Company signed a license agreement with ICTA which provides authorization for providing IMT 2000/UMTS services and infrastructure. Turkcell acquired the A type license providing the widest frequency band for a consideration of EUR 358,000 (excluding VAT). The license is effective for duration of 20 years starting from 30 April 2009. According to the agreement, operators have provided IMT 2000/UMTS services starting from 30 July 2009.

In accordance with the 3G License Agreement, the Company had to cover 100% of the population within the borders of all metropolitan municipalities and borders of all cities and municipalities in three and six years, respectively. Moreover, the Company had to cover 100% of the population in all settlement areas with a population higher than 5,000 and 1,000 within eight and ten years, respectively following the effective date of the agreement.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

32.	Commitments and Contingencies (continued)

License Agreements (continued)

Belarusian Telecom:

Belarusian Telecom owns a license issued on 28 August 2008 for a period of 10 years and is valid till 28 August 2018. According to the Sale and Purchase Agreement signed, the State Property Committee of the Republic of Belarus committed to grant the license from the acquisition date of 26 August 2008 for a period of 10 years and such license shall be extended for an additional 10 years for an insignificant consideration. State Property Committee of the Republic of Belarus has fulfilled its obligations stated in Sale and Purchase Agreement and submitted the related official documents in December 2009. According to the current legislation of the Republic of Belarus, the license extension will be made upon the expiration of its validity period. Therefore, Belarusian Telecom shall apply for extension in August 2018. In the consolidated financial statements, amortization charge is recorded on the assumption that the license will be extended.

Under its license, Belarusian Telecom has several coverage requirements to increase its geographical coverage gradually starting from the date of the license until 2018. However, Belarusian Telecom’s period of execution in relation to coverage requirements are extended for three years starting from the acquisition date.

Astelit:

Astelit owns two GSM activity licenses, one is for GSM–900, the other is for DCS–1800. As at 31 December 2010, Astelit owns twenty four GSM–900, DCS 1800, D-AMPS and microwave Radiorelay frequency licenses which are regional or national. In addition to the above GSM licenses, Astelit owns three licenses for local fixed line phone connection with wireless access using D-AMPS standard, one license for international and long distance calls and eight PSTN licenses for seven regions of Ukraine. Also, Astelit holds number range – two NDC codes for mobile network and local ranges for PSTN and D-AMPS licenses.

According to licenses, Astelit should adhere to state sanitary regulations to ensure that equipment used does not injure the population by means of harmful electro-magnetic emissions. Licenses require Astelit to inform authorities about start/end of operations in three months; about changes in incorporation address in 30 days. Also, Astelit must present all the required documents for inspection by Ukrainian Telecommunications Authority at their request. The Ukrainian Telecommunications Authority may suspend the operations of Astelit for a limited or an unlimited period if necessary because of the expiration of licenses, upon mutual consent, or in case of violation of terms of radio frequencies use. If such a violation is determined, Ukrainian Telecommunications Authority notifies Astelit of provisions violated and sets deadline for recovery. If the deadline is not met, licenses may be terminated.

Inteltek:

Inteltek signed a contract on 30 July 2002 which provides for the installation, support and operation of an on-line central betting system as well as maintenance and support for the provision of sport betting games. The Central Betting System Contract was scheduled to expire on 30 March 2008.

Inteltek signed another contract with General Directorate of Youth and Sports (“GDYS”) on 2 October 2003 which authorized Inteltek to establish and operate a risk management center and become head agent for fixed odds betting. The Fixed Odds Betting Contract was scheduled to expire in October 2011. However, in relation to the lawsuits related to the operations of Inteltek, GDYS ceased the implementation of the Fixed Odds Betting Contract starting from March 2007. Following this annulment decision, Spor Toto and Inteltek signed a new Fixed Odds Betting Contract on 15 March 2007, with less-advantageous conditions compared to previous contract signed in 2003, whichexpired on 1 March 2008.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

32.	Commitments and Contingencies (continued)

License Agreements (continued)

Inteltek: (continued)

Inteltek signed a new Fixed Odds Betting Contract with Spor Toto, which took effect on 1 March 2008. At the same time, Inteltek signed a new Central Betting System Contract with Spor Toto, which took effect on 31 March 2008 as having the same conditions with the current contract and both contracts were to be valid for one year atmost until the operation started as a result of the new tender.

On 12 August 2008, Spor Toto conducted a tender which allowed private companies to organize fixed odds and paramutual betting in sports games. Inteltek gave the best offer for the tender. On 29 August 2008, Inteltek signed a contract with Spor Toto, receiving the rights to run the sport betting business for the next ten years. New commission rate, which is 1.4% of gross takings (until 1 March 2009, commission rate was 7% of gross takings), is applicable starting from March 2009.

At 31 December 2010, the total amount of guarantee obtained from banks and provided to Spor Toto amounted to TRY 161,298 (equivalent to $63,353 as at 31 December 2010) (31 December 2009: TRY 159,752 equivalent to $106,098 as at 31 December 2009). The targeted payout is 50% of the turnover balance. The fact that the Company is obliged to pay the difference between the realized and the targeted payout balances, whenever the pool balance falls negative, creates an excess payment risk.

Kibris Telekom:

On 27 April 2007, Kibris Telekom signed the License Agreement for Installation and Operation of a Digital, Cellular, Mobile Telecommunication System (“Mobile Communication License Agreement”) with the Ministry of Communications and Works of the Turkish Republic of Northern Cyprus which is effective from 1 August 2007, replacing the existing GSM-Mobile Telephony System Agreement dated 25 March 1999. In accordance with the Mobile Communication License Agreement, Kibris Telekom was granted an 18 year GSM 900, GSM 1800 and IMT 2000/UMTS license for GSM 900, GSM 1800 frequencies while the usage of IMT 2000/UMTS frequency bands is subject to the fulfilment of certain conditions.

On 14 March 2008, Kibris Telekom was awarded a 3G infrastructure license at a cost of $10,000 including VAT, which was paid at the end of March 2008. Under the terms of the license, the system had to be operational by mid-October 2008. In 2010, Kibris Telekom has completed the radio transmision (airlink) project providing direct international voice and data connection with mainland and started using it from the third quarter of 2010. The Project is the only direct connection in Turkish Republic of Northern Cyprus besides Telecommunication Authority.

Under the Mobile Communication License Agreement, Kibris Telekom also pays the tax authorities of Turkish Republic of Northern Cyprus an ongoing license fee on monthly basis equal to 15% of gross revenues excluding accrued interest charges for the late payments, indirect taxes and accrued revenues for reporting purposes, payments made to third parties for value added services, interconnection revenues, roaming income from own subscribers after the related payment made to other operators.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

32.	Commitments and Contingencies (continued)

License Agreements (continued)

Superonline:

Superonline was authorized to Fixed Telephony, Satellite Communication Service, Infrastructure, Wired and Wireless Internet Service Provider and Mobile Virtual Network Operator.

Authorization By-Law for Telecommunication Services and Infrastructure published in Official Gazette on dated 26 August 2004 has been abrogated By-Law on Authorization for Electronic Communications Sector dated 28 May 2009. According to this abrogation, Superonline’s “License” on Fixed Authority Services, Infrastructure Operating Service, Internet Service Provision, Satellite Communication Service has been changed to “Authority” on Fixed Authority Services, Infrastructure Operating Service, Internet Service Provision, Satellite Communication Service, Cable Broadcast Service  and Superonline’s “License” on Long Distance Traffic Carrying Services License has been changed to “Authority” relevant to the Fixed Telephony Services.

In accordance with the new legislation issued by ICTA, the infrastructure operator authorization right of Superonline has become infinite. As a result, Superonline revised the expected useful lives of its operating license and related fixed network equipment from 15 years to 25 years.

Azerinteltek:

Azerinteltek, in which Inteltek’s shareholding is 51%, was established on 19 January 2010, and authorized to organize, operate, manage and develop the fixed-odds and para-mutual sports betting games by the Ministry of Youth and Sports of Azerbaijan for a period of 10 years. The agreement signed with Azeridmanservis which is founded by the Ministry of Youth and Sports of Azerbaijan is renewed with the same terms and conditions in accordance with the new legislation enforced in Azerbaijan regarding the betting games based on sports on 30 September 2010.

Azerinteltek officially commenced to conduct sports betting games on 18 January 2011.

Interconnection Agreements

The Company has entered into interconnection agreements with a number of operators in Turkey and overseas including Turk Telekom, Telsim Mobil Telekomunikasyon Hizmetleri AS (“Telsim”), Vodafone Telekomunikasyon AS (“Vodafone”), Avea Iletisim Hizmetleri AS (“Avea”), Milleni.com GMbH and Globalstar Avrasya Uydu Ses ve Data Iletisim AS (“Globalstar”).

The Access and Interconnection Regulation (the “Regulation”) became effective when it was issued by the ICTA on 23 May 2003.

The Regulation is driven largely by a goal to improve the competitive environment. Under the Regulation, the ICTA may compel all telecommunications operators to accept another operator’s request for use of and access to its network. All telecommunications operators in Turkey may be required to provide access to other operators on the same terms and qualifications provided to their shareholders, subsidiaries and affiliates.

In accordance with the Regulation, the telecommunications providers in Turkey (including Turk Telekom) were obliged to renew their interconnection agreements within two months following the issuance of the Regulation. As a result of intervention by the ICTA, the Company entered into supplemental agreements with Turk Telekom on 10 November 2003, Telsim on 21 November 2003, and Globalstar on 11 December 2003, with amended tariffs and tariff adoption procedures. The interconnection agreement with Avea (formerly TT&TIM) was last renewed on 20 January 2006. On 24 May 2006, shares of Telsim were transferred to Vodafone and a new interconnection agreement was signed between the Company and Vodafone at the end of July 2006.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

32.	Commitments and Contingencies (continued)

Interconnection Agreements (continued)

On 21 February 2005, Superonline and Milleni.com GMbH have signed an agreement to provide telecommunications services to each other whereby Milleni.com GMbH may convey calls to the Company’s switch and the Company may convey calls to Milleni.com GMbH’s switch, in both cases, for onward transmission to their destinations.

In addition, the ICTA has required operators holding significant market power, as well as Turk Telekom, to share certain facilities with other operators under certain conditions and to provide co-location on their premises for the equipment of other operators at a reasonable price. The ICTA has also required telecommunications operators to provide number portability, which means allowing users to keep the same phone numbers even after they switch from one network to another starting from 9 November 2008.

Under a typical interconnection agreement, each party agrees, among other things to permit the interconnection of its network with the Company’s network to enable calls to be transmitted to, and received from, the GSM system operated by each party in accordance with technical specifications set out in the interconnection agreement. Typical interconnection agreements also establish understandings between the parties relating to a number of key operational areas, including call traffic management, quality and performance standards, interconnection interfaces and other technical, operational and procedural aspects of interconnection.

The Company’s interconnection agreements usually provide that each party will assume responsibility for the safe operation of its own network. Each party is also typically responsible for ensuring that its network does not endanger the safety or health of employees, contractors, agents or customers of the other party or damage interfere with or cause any deterioration in the operation of the other party’s network.

Interconnection agreements also specify the amount of the payments that each party will make to the other for traffic originated on one network but switched to the other. These payments vary by contract, and in some cases, may require the Company to pay the counterparty less, the same amount, or a greater amount per minute, for traffic originating on the Company’s network but switching to the counterparty’s network, than it receives for a similar call originating on another network and switched to the Company’s network.

There are no minimum payment obligations under the interconnection agreements; however, failure to carry the counterparty’s traffic may expose the Company to financial and other penalties or loss of interconnection privileges for its own traffic.

On 10 February 2010, ICTA decreased “Standard Interconnection Tariffs” for the Company from full TL 0.0655 (equivalent to $0.0424 as at 31 December 2010) to full TL 0.0313 (equivalent to $0.0202 as at 31 December 2010) for voice calls and left the tariff unchanged at full TL 0.0775 (equivalent to full $0.0501 as at 31 December 2010) for video calls, effective from 1 April 2010. The Company started to recognize interconnection revenues and cost in accordance with “Standard Interconnection Reference Tariffs” starting from 1 April 2010.

As at 31 December 2010, the management believes that the Group is in compliance with the above mentioned license and interconnection agreements’ conditions and requirements in all material respects.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

32.	Commitments and Contingencies (continued)

Legal Proceedings

The Group is involved in various claims and legal actions arising in the ordinary course of business described below.

Dispute with Turk Telekom with respect to call termination fees

Upon application of Turk Telekom, the ICTA has set temporary (and after final) call termination fees for calls to be applied between Turk Telekom and the Company starting from 10 August 2005. However, Turk Telekom did not apply these termination fees for the international calls.

Therefore, on 22 December 2005, the Company filed a lawsuit against Turk Telekom to cease this practice and requested collection of its damages totalling to TL 11,970 (equivalent to $7,743 as at 31 December 2010) including principal, interest and penalty on late payment covering the period from August 2005 until October 2005. Expert reports and supplementary expert reports which are obtained for the lawsuit, affirm justification of the Company. The lawsuit is still pending.

On 19 December 2006, the Company initiated another lawsuit against Turk Telekom claiming that Turk Telekom has not applied call termination tariffs for international calls set by ICTA for the period between November 2005 and October 2006 amounting to TL 23,726 (equivalent to $15,347 as at 31 December 2010) including principal, interest and penalty on late payment. The Court decided to consolidate this lawsuit with the first lawsuit dated 22 December 2005.

On 2 November 2007, the Company initiated another lawsuit against Turk Telekom claiming that Turk Telekom has not applied call termination tariffs for international calls set by ICTA for the period between November 2006 and 1 March 2007 amounting to TL 6,836 (equivalent to $4,422 as at 31 December 2010) including principal, interest and penalty on late payment. The Court also decided to consolidate this lawsuit with the first lawsuit dated 22 December 2005.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements as at and for the year ended 31 December 2010 (31 December 2009: None).

Dispute on Turk Telekom Transmission Lines Leases

Effective from 1 July 2000, Turk Telekom annulled the discount of 60% that it provided to the Company based on its regular ratio, which had been provided for several years, and, at the same time, Turk Telekom started to provide a discount of 25% being subject to certain conditions. The Company filed a lawsuit against Turk Telekom for the application of the agreed 60% discount. However, on 30 July 2001, the Company had been notified that the court of appeal upheld the decision made by the commercial court allowing Turk Telekom to terminate the 60% discount. Accordingly, the Company paid and continues to pay transmission fees to Turk Telekom based on the 25% discount. Although Turk Telekom did not charge any interest on late payments at the time of such payments, the Company recorded an accrual amounting to a nominal amount of TL 3,023 (equivalent to $1,955 as at 31 December 2010) for possible interest charges as at 31 December 2000. On 9 May 2002, Turk Telekom requested an interest amounting to a nominal amount of TL 30,068 (equivalent to $19,449 as at 31 December 2010).

The Company did not agree with Turk Telekom’s interest calculation and, accordingly, obtained an injunction from the commercial court to prevent Turk Telekom from collecting any amounts relating to this interest charge. Also, the Company initiated a lawsuit against Turk Telekom on the legality of such interest. On 25 December 2008, the Court rejected the case. The Company appealed the decision. The Supreme Court rejected the appeal. The Companyapplied for the correction of the decision.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

32.	Commitments and Contingencies (continued)

Legal Proceedings

Dispute on Turk Telekom Transmission Lines Leases (continued)

Based on the management opinion, the Company accrued provision of TL 91,864 (equivalent to $59,420 as at 31 December 2010) and the Company netted off the whole amount from the receivables from Turk Telekom as at 31 Deceember 2010.

Additionally, a lawsuit is commenced against Turk Telekom on 28 October 2010 to collect the receivable amounting to principal of TL 23,378 (equivalent to $15,122 as at 31 December 2010), overdue interest of TL 3,092 (equivalent to $2,000 as at 31 December 2010) and delay fee of TL 1,925 (equivalent to $1,245 as at 31 December 2010), with the contractual default interest until payment date on the ground that the above mentioned exercise is contrary to the term of the contract which is effective for the year 2000, Turk Telekom has already collected the whole amount which is subjected to the related court decision as of 31 October 2009 and Turk Telekom collected additional receivable.

Dispute regarding the Fine Applied by the Competition Board

The Competition Board commenced an investigation of business dealings between the Company and the mobile phone distributors in October 1999. The Competition Board decided that the Company disrupted the competitive environment through an abuse of a dominant position in the Turkish mobile market and infringements of certain provisions of the Law on the Protection of Competition. As a result, the Company was fined a nominal amount of approximately TL 6,973 (equivalent to $4,510 as at 31 December 2010) and was enjoined to cease these infringements. The Company initiated a lawsuit before Council of State for the injunction and cancellation of the decision. On 15 November 2005, the Court cancelled the Competition Board’s decision.

After the cancellation of the Competition Board’s decision, the Competition Board has given the same decision again on 29 December 2005. On 10 March 2006, the Company initiated a lawsuit before Council of State for the injunction and cancellation of the Competition Board’s decision dated 29 December 2005. On 13 May 2008, Council of State dismissed the lawsuit. The Company appealed the decision. Appeal process is still pending.

Based on the decision of Competition Board, Ankara Tax Office requested the Company to pay TL 6,973 (equivalent to $4,510 as at 31 December 2010) through the payment order dated 4 August 2006. On 25 September 2006, the Company made the related payment and initiated a lawsuit for the cancellation of this payment order. The court dismissed the lawsuit, and the Company appealed this decision. On 17 March 2009, Council of State reversed the judgement of the Local Court. Local Court decided in line with the decision of Council of State. On 18 December 2009, the Court rejected the case and the Company also appealed this decision. Council of State reversed the judgement of the Instance Court. The lawsuit is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements as at and for the year ended 31 December 2010 (31 December 2009: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

32.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute regarding the Fine Applied by the Competition Board regarding Mobile Marketing Activities

The Competition Board decided to initiate an investigation in order to identify whether the Company maintains exclusive activities on mobile marketing and their appropriateness with respect to competition rules. On 23 December 2009, Competition Board decided that the Company violates competition rules in GSM and mobile marketing services and fined the Company amounting to TL 36,072 (equivalent to $23,332 as at 31 December 2010). The payment was made within 1 month following the notification of the decision of the Competition Board. Therefore, 25% discount was applied and TL 27,054 (equivalent to $17,499 as at 31 December 2010) is paid as the monetary fine on 25 May 2010. The Company filed a legal case on 25 June 2010 for the cancellation of the aforementioned decision. The Court rejected the Company’s cancellation request. The Company objected to the decision. The lawsuit is still pending.

Avea, depending on the Competition Board decision, initiated a lawsuit against the Company claiming a compensation from the Company for its damages amounting to TL 1,000 (equivalent to $647 as at 31 December 2010), with reservation of further claims, on the ground that the Company violated the competition. The lawsuit is still pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognised in the consolidated financial statements as at and for the year ended 31 December 2010 (31 December 2009: None).

Dispute on National Roaming Agreement

The Company conducted roaming negotiations in 2001 with İs-Tim Telekomunikasyon Hizmetleri A.S. (“İs-Tim”) which is a GSM operator, performing since March 2001. On 19 October 2001, upon unsuccessful negotiations, ICTA granted time for the Company until 15 November 2005 to sign the roaming agreement with the determined conditions and requested parties to come to an agreement until 15 November 2001. The Company initiated a lawsuit on the ground that ICTA has no power of intervention; its proposals are impossible from technical aspects and unacceptable from economic reasons. Council of State gave a decision on nonneccessity of a new decision on the ground that action which is subjected to the lawsuit is cancelled by another state council decision. This decision appealed by ICTA. Council of State, Plenary Session of the Chamber for Administrative Divisions decided to uphold the court decision.

In a letter dated 14 March 2002, the ICTA subjected Is-Tim’s request for national roaming to the condition that it is reasonable, economically proportional and technically possible. Nevertheless, the ICTA declared that the Company is under an obligation to enter a national roaming agreement with Is-Tim within a 30 day period. The Company initiated a lawsuit against ICTA. On 14 March 2006, Council of State decided to cancel the process dated 14 March 2002 but rejected the Company’s request for cancellation of the regulation on procedures and policies with respect to national roaming. ICTA appealed the decision. Plenary Session of Administrative Law Divisions of the Council of State has decided to approve the decision of the Council of State.

The ICTA decided that the Company has not complied with its responsibility under Turkish regulations to provide national roaming and fined the Company by nominal amount of approximately TL 21,822 (equivalent to $14,115 as at 31 December 2010). On 7 April 2004, the Company made the related payment with its accrued interest. On 27 May 2004, the Company filed a lawsuit. On 3 January 2005, with respect to the Council of State’s injunction, ICTA paid back nominal amount of TL 21,822 (equivalent to $14,115 as at 31 December 2010).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

32.	Commitments and Contingencies (continued)

Legal Proceedings

Dispute on National Roaming Agreement (continued)

On 13 December 2005, Council of State decided the cancellation of the administrative fine but rejected the Company’s request for cancellation of the regulation on procedures and policies with respect to national roaming. ICTA appealed the decision. The appeal process is still pending. Plenary Session of Administrative Law Divisions of the Council of State has decided to approve the decision of the Council of State. On 22 July 2010, the Company initiated a lawsuit against ICTA for the compensation of TL 7,111 (equivalent to $4,600 as at 31 December 2010), the total amount of the damage of the Company accrued interest between the period when the Company made the payment and ICTA returned the same to the Company as the result of the stay of order decision.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements as at and for the year ended 31 December 2010 (31 December 2009: None).

On 27 October 2006, Telecom Italia SPA and TIM International N.V. initiated a lawsuit against the Company claiming that the Company violated competition law since demand of roaming has not been met. Telecom Italia SPA and TIM International N.V. requested $2,000 with respect to this claim. The Court rejected the case. Such decision has been appealed by Telecom Italia SPA and TIM International N.V. The appeal process is still pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the year ended 31 December 2010 (31 December 2009: None).

Dispute regarding of the Fine Applied by ICTA on pricing applications of the Company

On 7 April 2010, ICTA decided to impose administrative fine to the Company amounting to TL 4,008 (equivalent to $2,592 as at 31 December 2010) for misinforming the Authority and TL 374 (equivalent to $242 as at 31 December 2010) for making some subscribers suffer. The payment was made within 1 month following the notification of the decision of the ICTA. Therefore, 25% discount was applied and TL 3,287 (equivalent to $2,126 as at 31 December 2010) is paid in total as the administrative fine on 9 June 2010. The Company filed two lawsuits on 9 July 2010 for the cancellation of the aforementioned decision. The Court rejected the Company’s request and the Company objected to the decision. The lawsuits are still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no contingent asset is recognized in the consolidated financial statements as at and for the year anded 31 December 2010.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

32.	Commitments and Contingencies (continued)

Legal Proceedings

Dispute regarding the Fine applied by ICTA on tariffs above upper limits

On 15 October 2009, ICTA decided to initiate an investigation stating that the Company applied tariffs above upper limits announced by ICTA. On 21 December 2009, the Company initiated a lawsuit for the cancellation of ICTA’s decision. The case is still pending.

On 21 April 2010, ICTA decided to impose administrative fine to the Company amounting to TL 53,467 (equivalent to $34,584 as at 31 December 2010) by claiming that the Company applied tariffs above the upper limits of GSM-GSM in GSM Upper Limits Table approved by ICTA. The payment was made within 1 month following the notification of the decision of the ICTA. Therefore, 25% discount was applied and TL 40,100 (equivalent to $25,938 as at 31 December 2010) is paid as the administrative fine on 3 June 2010. The Company filed a lawsuit on 28 June 2010, for the cancellation of the aforementioned decision. The Court overruled the suspension of execution claim, the Company objected to the decision and the Court accepted this objection and decided for the suspension of the execution. Accordingly, ICTA paid back TL 40,100 (equivalent to $25,938 as at 31 December 2010) on 27 January 2011. An income accrual of the same amount has been recognized in the consolidated financial statements as of 31 December 2010 (31 December 2009: None).

Amount to be reimbursed to the subscribers is calculated as TL 46,228 (equivalent to $29,902 as at 31 December 2010) and deducted from revenues in the consolidated financial statements as at and for the year ended 31 December 2009. Reimbursement to subscribers was made in January 2010.

Dispute on Deposits at Banks

The Company has disputes in connection with some accounts at two banks which are deemed to be raised as a result of irregularities in such banks and parties initiated lawsuits to each other regarding such disputes. It has been informed that a nominal of 3,814 TL (equivalent to $2,467 as at 31 December 2010) was blocked as of 31 December 2001. The Company has recorded that amount as expense to its consolidated financial statements. The bank claims a nominal amount of 3,785 TL (equivalent to $2,448 as at 31 December 2010), excluding interest, in addition to the aforementioned amount. The Company initiated a lawsuit in the total of the above mentioned amounts against the other bank. In the end of the jurisdiction, the Court, on 27 April 2004, decided the Company to pay $2,629 as principal and 40% of such amount as rejection of the execution compensation. Such decision became final on 11 October 2004. The Company made a payment of 7,615 TL (equivalent to $4,926 as at 31 December 2010) on 10 December 2004 to 14th Execution Office of Istanbul.

In the lawsuit initiated against the other bank, the Court decided in favour of the Company on 1 March 2005. The bank appealed the decision and the Company replied the same. On 3 April 2006, Supreme Court of Appeals decided the reversal of the Court’s decision in favour of the defendant.  The Court abided by the decision of the Supreme Court of Appeals. The lawsuit is pending. The Company has not reflected any amount in connection with this matter in its consolidated financial statements prepared as at and for the year ended 31 December 2010.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

32.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on Special Communication Taxation Regarding Prepaid Card Sales

Tax Office imposed tax penalty in the total amount of TL 47,130 (equivalent to $30,485 as at 31 December 2010) and TL 89,694 (equivalent to $58,017 as at 31 December 2010) based on the ground that the Company had to pay special communication tax over the discounts applied to the distributors for the wholesales for the years 2003 and 2004, respectively. On 31 December 2008 and 18 December 2009, the Company initiated lawsuits before the court. The Company requested to await until the completion of settlement procedure in the lawsuit initiated on 31 December 2008. Since the Company and the Ministry of Finance Settlement Commission have settled on the amounts subjected to the lawsuits as explained in the following paragraph, the Company has withdrawn from the lawsuits.

According to the settlement made with the Ministry of Finance Settlement Commission on 1 June 2010, special communication tax and penalty was settled at TL 1,489 (equivalent to $963 as at 31 December 2010) and TL 2,834 (equivalent to $1,833 as at 31 December 2010) for the years 2003 and 2004, respectively. In addition, late payment interest was settled at TL 3,570 (equivalent to $2,309 as at 31 December 2010) and TL 5,295 (equivalent to $3,425 as at 31 December 2010) for the years 2003 and 2004, respectively. The aforementioned amounts were paid on 27 July 2010.

Provision set for the above mentioned special communication taxes, penalty and late payment interest was TL 64,653 (equivalent to $41,820 as at 31 December 2010) in the consolidated financial statements as at and for the year ended 31 December 2009 and the difference between the provision amount and settled amount was recognized as income in the consolidated financial statements as at and for the year ended 31 December 2010.

Tax Office imposed tax penalty, including actual tax and penalty for loss of tax, in the total amount of TL 133,617 (equivalent to $86,428 as at 31 December 2010) and TL 139,101 (equivalent to $89,975 as at 31 December 2010) based on the ground that the Company had to pay special communication tax over the discounts applied to the distributors for the wholesales for the years 2005 and 2006, respectively. The Company initiated lawsuits for the cancellation of assessments and penalties mentioned above. Lawsuits are still pending.

Company management decided to set provision for the special communication tax for the discounts applied to distributors for the wholesales between January 2005 and January 2007 amounting to TL 9,087 (equivalent to $5,878 as at 31 December 2010) and accrued interest amounting to TL 12,655 (equivalent to $8,186 as at 31 December 2010) in the consolidated financial statements as at and for the year ended 31 December 2010 in line with the settlement gains with respect to same issue in June 2010.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

32.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Carrying International Voice Traffic

In May 2003, the Company was informed that the ICTA had initiated an investigation against the Company claiming that the Company has violated Turkish laws by carrying some of its international voice traffic through an operator other than Turk Telekom. The Company is disputing whether Turk Telekom should be the sole carrier of international voice traffic. On 5 March 2004, ICTA fined the Company a nominal amount of approximately TL 31,731 (equivalent to $20,525 as at 31 December 2010).

The Company has initiated a lawsuit with the claim of annulment of the related processes and decisions of ICTA, however, paid the administrative fine on 9 April 2004. On 5 November 2004, Council of State gave a decision, which is served to the Company, for stay of execution. With respect to that decision, ICTA paid back TL 18,000 (equivalent to $11,643 as at 31 December 2010) on 26 January 2005 and deduct a sum of TL 13,731 (equivalent to $8,882 as at 31 December 2010) from the December frequency usage fee payment. On 26 December 2006, Council of State decided to accept the Company’s claim and annul the decision of and the fine imposed by the ICTA. ICTA appealed the decision. Appeal process is still pending.

Turk Telekom initiated a lawsuit against the Company with respect to the same issue requesting an amount of TL 450,931 (equivalent to $291,676 as at 31 December 2010) of which TL 219,149 (equivalent to $141,752 as at 31 December 2010) is principal and TL 231,782 (equivalent to $149,924 as at 31 December 2010) is interest charged until 30 June 2005 and requesting a temporary injunction.

Considering the progresses at the court case, provision is set for the principal amounting to TL 51,942 (equivalent to $33,598 as at 31 December 2010) and accrued interest amounting to a nominal amount of TL 84,567 (equivalent to $54,701 as at 31 December 2010) in the consolidated financial statements as at and for the year ended 31 December 2010.

In deciding upon the amount of the provision taking, the Company has taken the Turkish law into consideration, not the amounts requested by Turk Telekom and reflected in the expert report. Specifically, under Turkish Law, a person who is alleging that he has suffered a loss cannot claim the whole of his possible revenues but only the damages may only be sought in respect of lost profit. For this reason, the provision set by the Company is calculated by taking Turk Telekom’s estimated loss of profit into consideration rather than the amounts requested by Turk Telekom and amounts reflected in the expert report. Moreover, the Company obtained an independent opinion dated 23 October 2007 which supports the management opinion from an expert who is not designated by the Court.

On 5 November 2009, the Court rejected the Turk Telekom’s request amounting to TL 171,704 (equivalent to $111,063 as at 31 December 2010) and accepted the request amounting to TL 279,227 (equivalent to $180,613 as at 31 December 2010). The Company appealed the decision. Also Turk Telekom appealed the decision. Appeal process is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

32.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute with Spor Toto

On 9 November 2005, Spor Toto sent a notification letter to Inteltek claiming that Inteltek is obliged to pay nominal amount of TL 3,292 (equivalent to $2,129 as at 31 December 2010) due to the difference in the reconciliation methods. Spor Toto claims that the reconciliation periods should be six-month independent periods whereas Inteltek management believes that those periods should be cumulative as stated in the agreement. Inteltek did not pay the requested amount.

Spor Toto, on behalf of GDYS, initiated a declaratory lawsuit against Inteltek.  On 22 February 2007, the Court rejected the case and decided that the collection risk is with GDYS and Inteltek is not responsible for the uncollected amount of TL 1,527 (equivalent to $988 as at 31 December 2010) and also rejected the demand that the reconciliation period should be six-month independent periods. GDYS appealed the Court’s decision. Supreme Court rejected the appeal request of GDYS. Following the Supreme Court’s decision, GDYS applied for the correction of the decision. GDYS’s correction of decision request was rejected by the Court and the decision was finalized.

Based on the decision of Supreme Court, Inteltek reversed the previously accrued principal amount of TL 3,292 (equivalent to $2,129 as at 31 December 2010) and its overdue interest accrual amount of TL 1,894 (equivalent to $1,225 as at 31 December 2010). Furthermore, Inteltek reclaimed TL 2,345 (equivalent to $1,517 as at 31 December 2010) principal and TL 977 (equivalent to $632 as at 31 December 2010) accrued interest which was paid in the 1st and 3rd reconciliation periods. Inteltek has initiated a lawsuit on 21 February 2008 to collect this amount. On 19 March 2009, the court decided in favour of Inteltek. Spor Toto appealed the decision. The Supreme Court ruled to reverse the judgement of the local court. Inteltek applied for the correction of the decision.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements as at and for the year ended 31 December 2010 (31 December 2009: None).

Dispute on over assessment following the settlement on VAT fine pertaining to International Roaming Agreements

On 9 February 2009, the Company initiated a lawsuit claiming cancellation of interest charges amounting TL 6,609 (equivalent to $4,275 as at 31 December 2010) which are erroneously calculated after settlement with the Tax Office regarding the VAT and tax penalties accrued due to roaming agreement for years 2000, 2001 and 2002. The Court rejected the Company’s injunction request. The Company objected to the decision. The Court rejected the objection of the Company. The lawsuit is pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements as at and for the year ended 31 December 2010 (31 December 2009: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

32.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on Iranian GSM tender process

The Company has initiated an arbitration case against Islamic Republic of Iran for not abiding by the provisions of the Agreement on Reciprocal Promotion and Protection of Investments and demanded its sustained loss, on 11 January 2008 at the arbitration court which is established pursuant to the UNCITRAL arbitration rules. The arbitration process is still pending.

Besides, related with GSM tender process, Eastasia one of the partners of the consortium established to participate the tender and a wholly owned subsidiary of the Company, initiated an arbitration process against IEDC, another partner of the consortium, on 29 April 2008 claiming that IEDC violated the shareholder’s agreement and seeking compensation for damages for the aforementioned breach. The arbitration process is still pending.

Dispute on Turk Telekom Transmission Tariffs

On 19 January 2007, the Company initiated a lawsuit against Turk Telekom claiming that Turk Telekom charged transmission on erroneous tariffs between 1 June 2004 and 1 July 2005. The Company requested a nominal amount of TL 8,136 (equivalent to $5,263 as at 31 December 2010) including interest. The expert report given to Court is in favor of the Company. The court ruled to obtain supplementary expert report. The case is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements as at and for the year ended 31 December 2010 (31 December 2009: None).

Dispute on the decision of CMB regarding Audit Committee Member

On 21 July 2006, Alexey Khudyakov was appointed to the audit committee as an observer member. On 26 January 2007 the CMB informed the Company that Alexey Khudyakov’s current status, as an observer member on the audit committee does not satisfy the requirements under Article 25 “Committees Responsible for Auditing” of the CMB. The CMB has stated that steps must be taken urgently in order to comply with Article 25. On 21 March 2007, the Company commenced a lawsuit to suspend the execution and to annul the decision of the CMB.

On 18 January 2008, Ankara 14th Administrative Court rejected the case. The Company appealed the decision with an injunction request. However Council of State rejected the appeal request. The Company applied for the correction of the decision.

On 15 October 2008, the CMB decided on an administrative fine amounting to TL 12 (equivalent to $8 as at 31 December 2010) since the Company did not fulfill the decision of CMB dated 26 January 2007 and required the Company to inform its shareholders at the next General Assembly Meeting. The Company commenced a lawsuit before the Administrative Court. The Court is expecting the appeal decision regarding Ankara 14th Administrative Court’s award. The case is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

32.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on Mobile Number Portability

On 29 March 2007, the Company initiated a lawsuit against the ICTA claiming stay of order for and the annulment of the Regulation on Mobile Number Portability issued by the ICTA on 1 February 2007 on the ground that vested rights of the Company arising out the concession agreement were violated by the said regulation. On 1 June 2009, the Court rejected the case. The Company appealed the decision. The appeal process is still pending.

Dispute on Turk Telekom Interconnection Costs

On 8 April 2009, Turk Telekom initiated a lawsuit for damages against the company claiming that the company is violating the legislation by applying higher call termination fees to operators than the fees applied to the Company’s subscribers for on-net calls and requesting for the time being TL 10 (equivalent to $6 as at 31 December 2010) with its accrued interest starting from 2001 and TL 10 (equivalent to $6 as at 31 December 2010) with its accrued interest starting from the lawsuit date for the sustained loss as a result of decreasing  traffic volume of Turk Telekom and subscriber lost derived from this action. The case is still pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the year ended 31 December 2010 (31 December 2009: None).

Dispute on Avea Interconnection Costs

On 4 November 2010, Avea initiated a lawsuit on the ground that on-net tariffs of the Company are under the interconnection fees notwithstanding ICTA’s decision regarding, on-net tariffs of the Company cannot be under the interconnection fees which are applied by the Company to other operators and demanded TL 1,000 (equivalent to $647 as at 31 December 2010) material compensation by reserving its right for surpluses. The lawsuit is pending.

The Company has accrued provision amounting to TL 1,000 (equivalent to $647 as at 31 December 2010) which is the total amount of the legal case.

Dispute on Campaigns

On 21 May 2008, ICTA decided that the Company damaged the subscribers’ financial interests related to the campaigns in which free minutes or counters are given and requested TL 32,088 (equivalent to $20,755 as at 31 December 2010). On 10 July 2008, the Company filed a lawsuit for the injunction and cancellation of the ICTA’s decision. The lawsuit is still pending. However, the Company benefited from the early payment option and deserved a 25% discount and paid TL 24,066 (equivalent to $15,567 as at 31 December 2010) on 1 August 2008.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements as at and for the year ended 31 December 2010 (31 December 2009: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

32.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on Payment Request of Savings Deposits Insurance Fund

On 26 July 2007, Savings Deposits Insurance Fund (“SDIF”) requested TL 15,149 (equivalent to $9,799 as at 31 December 2010) to be paid in one month period on the ground that the stated amount is recorded as receivable from the Company in the accounting records of Telsim, which is taken over by SDIF. On 20 September 2007, the Company filed a lawsuit for the injunction and cancellation of the SDIF’s request. Council of State accepted the injunction request of the Company. On 19 January 2010, the Court accepted the Company’s claim and cancelled the aforementioned request of SDIF. SDIF appealed the decision. Appeal process is still pending.

SDIF issued payment orders for the above mentioned amount and, on 19 October 2007, the Company initiated a lawsuit for the cancellation of the payment request of SDIF. On 6 February 2008, the Court accepted the Company’s injunction request. On 29 March 2010, the Court decided on the cancellation of the payment order. SDIF appealed such decision. The appeal process is pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the year ended 31 December 2010 (31 December 2009: None).

Dispute on the Discounts which are paid over the Treasury Share and ICTA Fee

At the end of 2006, Tax Auditors of the Company claimed that gross revenue in the statutory accounts should include discounts granted to distributors although the Company recorded these discounts in a separate line item as sales discounts.

Starting from 1 January 2007, the Company started to deduct discounts granted to distributors from gross revenue and present them on a net basis. Accordingly, the Company decided that, it has paid excess ongoing license fee and universal service fund for the year 2006 totalling TL 51,254 (equivalent to $33,153 as at 31 December 2010).

Through the letter dated 23 February 2007, the Company requested ongoing license fee amounting to TL 46,129 (equivalent to $29,838 as at 31 December 2010) and interest accrued amounting to TL 5,020 (equivalent to $3,247 as at 31 December 2010) from Turkish Treasury and universal service fund amounting to TL 5,125 (equivalent to $3,315 as at 31 December 2010) and interest accrued amounting to TL 558 (equivalent to $361 as at 31 December 2010) from Turkish Ministry to be paid in 10 days. Since Turkish Treasury and Turkish Ministry have not made any payment, the Company started to deduct these amounts from ongoing monthly payments. As at 31 December 2007, the Company deducted TL 51,254 (equivalent to $33,153 as at 31 December 2010) from monthly ongoing license fee and universal service fund payments.

Turkish Treasury sent a letter to the Company dated 17 July 2007 and objected the deduction of the discounts granted to the distributors from the ongoing license fee payments. Accordingly, the Company is asked to return TL 2,960 (equivalent to $1,915 as at 31 December 2010) that is deducted from ongoing license fee payment for May 2007. The Company has not made the related payment and continued to deduct such discounts ongoing license fee and universal service fee amount related to discounts granted to distributors for the year 2006.

Management believes that the Company has the legal right to make deductions with respect to this issue. Accordingly, the Company has not recorded any provisions with respect to this matter in its consolidated financial statements as at and for the year ended 31 December 2010.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

32.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on the Discounts which are paid over the Treasury Share and ICTA Fee (continued)

According to the 51st article which is headed “Applicable Law and Settlement of Disputes”, of the concession agreement of the Company, parties agreed on settling disputes by arbitration and three arbitrator which are selected within the scope of ICC. Pursuant to mentioned article, disputes on the scope, application or termination of the agreement, shall primarily resolved by negotiations at the License Coordination Commission; in case the dispute cannot be resolved within 30 days, one of the party shall notify other party regard to arising dispute, structure and reasons of the dispute and intention for applying to the arbitration; if the dispute cannot be resolved within 15 days as from notification date, dispute shall be resolved by arbitration.

The Company filed two lawsuits before ICC claiming that the Company is not obliged to pay ongoing license fee and ICTA Fee in accordance with the 8th and 9th Articles of the License, respectively, on discounts granted to distributors. On the both lawsuits, ICC have decided in favour of the Company.

Dispute on payments of additional treasury share payment for the period between 1 June 2004 and 9 March 2006

Turkish Treasury, through a letter which is based on the Report of the Treasury Controller’s Board following the examinations covering the period between 1 June 2004 and 9 March 2006, requested additional ongoing license fee payment regarding the mentioned period. The Company initiated a lawsuit before ICC on 18 December 2009 in order to obtain a declaratory judgement on the Company is not obliged to pay TL 3,320 (equivalent to $2,147 as at 31 December 2010) of the requested amount and treasury share over the exchange differences arising from roaming revenue. The case is still pending.

ICTA, through a letter dated 14 May 2010 which is based on the Report of the Treasury Controller’s Board following the examinations covering the period between 1 June 2004 to 9 March 2006, requested additional ongoing license fee payment of TL 4,909 (equivalent to $3,175 as at 31 December 2010)  together with the monetary fine of TL 12,171 (equivalent to $7,873 as at 31 December 2010)  on the ground that the treasury share and treasury share over the exchange differences arising from roaming revenue are not paid entirely.

On 26 May 2010, the Company, in order to provide the suspension of the payment, requested a preliminary injunction from the Civil Court of First Instance based on the grounds that the payment of additional ongoing license fee payment of TL 4,909 (equivalent to $3,175 as at 31 December 2010) together with the monetary fine of TL 12,171 (equivalent to $7,873 as at 31 December 2010) is a pending case before ICC Arbitration Court. The Civil Court of First Instance accepted the Company’s request. ICTA raised an objection to the preliminary injunction and this objection has been rejected.

ICTA, through a letter dated 19 October 2010 which is based on the Report of the Treasury Controller’s Board following the examinations covering the period between 10 March 2010 and 31 December 2010, requested treasury share of TL 72,527 (equivalent to $46,913 as at 31 December 2010) and conventional penalty of TL 205,594 (equivalent to $132,984 as at 31 December 2010). The Company paid TL 1,535 (equivalent to $993 as at 31 December 2010) of the aforementioned amount. On 13 December 2010, the Company, in order to provide the suspension of the payment, requested a preliminary injunction from the Civil Court of First Instance based on the grounds that the payment of treasury share of TL 70,992 (equivalent to $45,920 as at 31 December 2010) and conventional penalty of TL 205,594 (equivalent to $132,984 as at 31 December 2010) is a pending case before ICC Arbitration Court. The Court accepted the Company’s request. ICTA’s objection against the decision have been rejected.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

32.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on payments of additional treasury share payment for the period between 1 June 2004 and 9 March 2006 (continued)

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the year ended 31 December 2010 (31 December 2009: None).

The company filed a lawsuit before ICC on 12 January 2011 regarding the part of treasury share which is not covered in the lawsuits previously finalized in favor of the Company and the conventional penalty of TL 205,594 (equivalent to $132,984 as at 31 December 2010). The lawsuit is still pending.

Dispute on treasury share amounts which are absorbed due to retrospective board decisions taken by ICTA

In consequence of collection of ongoing license fee from the Company without considering its payments to the other operators and some subscribers due to the retrospective procedure amendments of ICTA on both interconnection fees and some tariffs; the Company commenced a lawsuit on 5 August 2010 before ICC on the ground that ongoing license fee which collected from diminishing returns are unlawful and deductions committed by the Company between the years 2006 - 2010 from the ongoing license fee are rightful and claimed payment of TL 1,600 (equivalent to $1,035 as at 31 December 2010)  and its interest to the overpayment amount which is paid under the name of ongoing license fee, against ICTA due to its administrative act leading to this case and against Turkish Treasury and Turkish Ministry due to making benefit from aforementioned amount. The lawsuit is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements prepared as at and for the year ended 31 December 2010 (31 December 2009: None).

Dispute with the Ministry of Industry and Trade

Ministry of Industry and Trade notified the Company that the Company is not informing the subscribers properly before service subscriptions and content sales and charged administrative fine of TL 68,201 (equivalent to $44,114 as at 31 December 2010). On 24 August 2009, the Company initiated a lawsuit for the cancellation of the payment order and related decision of the Ministry of Industry and Trade. The Court rejected the Company’s injunction request. The Court cancelled the payment order on 8 June 2010. Ministry of Industry and Trade appealed the decision. Appeal process is still pending.

On 14 December 2009, the Company filed a lawsuit for the injunction and cancellation of the payment order of TL 68,201 (equivalent to $44,114 as at 31 December 2010) with respect to the decision of Ministry of Industry and Trade. The Court rejected the appeal request of the Company. The Company objected to the decision and Istanbul Regional Administrative Court accepted the objection of the Company and decided to suspend the order of payment.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the year ended 31 December 2010 (31 December 2009: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

32.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Penalty of ICTA on Value Added Services

On 1 March 2010, ICTA decided to initiate an investigation against the Company upon administrative fine of 31,822 TL (equivalent to $20,583 as at 31 December 2010) is revoked by The Ministry of Industry and Trade on the ground that the Company did not refund the subscribers who are unsubscribed in the period and did not demand content and this is contrary to the article 11/A of the law numbered 4077. The investigation report has been sent to the Company and the Company has submitted its written defence to ICTA.

On 13 January 2011, ICTA decided to apply administrative fine of TL 748 (equivalent to $484 as at 31 December 2010). Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and provision amounting to TL 555 (equivalent to $359 as at 31 December 2010) is set in the consolidated financial statements as at and for the year ended 31 December 2010.

Dispute of Astelit with its Distributor

Astelit and one of its distributors had an agreement for the sale of Astelit’s inventory to third parties. Under this agreement, the sale of products had to be performed within 30 days after delivery and proceeds from such sale had to be transferred to Astelit excluding commissions due to the distributor for performing the assignment. At a certain stage of the relationship under this agreement, the distributor began to violate its obligations for indebtedness for received, due but unpaid products.

Despite the distributor is factually a debtor under the agreement, the distributor filed a lawsuit against Astelit on recovery of HRV 106,443 (equivalent to $13,369 as at 31 December 2010), which is allegedly the sum of advance payment for undelivered goods. In the course of court proceedings, Astelit made a counterclaim on recovery of indebtedness in the amount of HRV 35,292 (equivalent to $4,433 as at 31 December 2010).

As a result of consideration of two claims, the Court of First Instance in Kiev dismissed the claim of the distributor and sustained the counterclaim of Astelit. Subsequently, The Kiev Economic Court of Appeal repealed the decision of the Court of First Instance and dismissed the claim of Astelit and sustained the claim of the distributor on recovery of HRV 106,443 (equivalent to $13,369 as at 31 December 2010). The resolution of The Higher Economic Court of Ukraine dated 20 October 2009 remained unaltered the appellate court’s ruling. Thereafter, Astelit management has filed a lawsuit against this conclusion in the Supreme Court of Ukraine, which is the supreme and final degree of jurisdiction against the resolution of the Higher Economic Court of Ukraine.

In December 2009 the Supreme Court of Ukraine has revoked the previous court decisions and forwarded the court file to the Court of First Instance in Kiev to other judges for new legal proceedings. New legal proceedings have started in February 2010. It was decided by the court to conduct judicial expertise by specially authorized Kiev research institute of judicial expertise in order to define real indebtedness. The expertise was initiated in April 2010 and still is in process.

Management believes that such conclusion of the courts has no proper legal basis and does not conform to the facts of the case and evidences. Accordingly, the Company has not recorded any accruals with respect to this matter in its consolidated financial statements as at and for the year ended 31 December 2010.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

32.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute of Astelit related to Withholding Tax on Interest Expense

Ukranian Tax Administration sent a tax notice to Astelit stating that witholding tax rate on interest expense for the loan agrrement with Euroasia should be 10% for the year 2009. According to Ukrainian legislation and Convention on avoiding double taxation, Astelit paid witholding tax at 2%. Astelit filed the suit to cancel tax notice, which imposed Astelit to pay additional HRV 11,651 (equivalent to $1,463 as at 31 December 2010). Administrative court of first instance decided in favour of Astelit on 30 November 2010. Tax Inspection appealed the case on 27 December 2010. Based on the management opinion, provision amounting to $2,635 is set for the risks belonging to years 2009 and 2010 in the consolidated financial statements as at and for the year ended 31 December 2010.

Dispute on VAT and SCT on Roaming Services

On 21 October 2009, based on the Tax Investigation Reports dated 2 October 2009, Presidency of Large Taxpayers Office, Audit Group Management notified the Company that VAT and SCT should be calculated on charges paid to international GSM operators for the calls initiated by the Company’s subscribers abroad and collect from the subscribers and requested TL 255,298 (equivalent to $165,135 as at 31 December 2010) for the period from April 2005 to July 2009, and for an interest to be calculated until the payment date. The Company filed a lawsuit for the cancellation of the aforementioned request. Based on the settlement between the Company and Ministry of Finance, the Company has withdrawn from the lawsuits.

As a result of the settlement made with Ministry of Finance Settlement Commission on 1 June 2010, penalty fee has been settled at TL 20,163 (equivalent to $13,042 as at 31 December 2010) and late payment interest expense was settled at TL 15,998 (equivalent to $10,348 as at 31 December 2010) and related payment was made on 27 July 2010.

Dispute on VAT and SCT regarding Shell & Turcas Petrol A.S Campaign

Turkcell and Shell&Turcas Petrol A.S. signed an agreement on 27 November 2007 where eligible subscribers can get free counters and minutes from the Company or free oil from Shell&Turcas Petrol AS.

As a result of the tax investigation, Tax Controllers notified that VAT and special communication tax are not calculated over the free counters and minutes and imposed special communication tax amounting to TL 1,214 (equivalent to $785 as at 31 December 2010) and tax penalty of TL 1,822 (equivalent to $1,179 as at 31 December 2010) and VAT amounting to TL 874 (equivalent to $565 as at 31 December 2010) and tax penalty of TL 1,315 (equivalent to $851 as at 31 December 2010). On 16 September 2009, the Company filed lawsuits for the cancellation of the tax penalty. The court decided to accept the case. Tax Administration appealed the decisions. Based on the management opinion, the Company has not recorded any accruals with respect to this matter in its consolidated financial statements as at and for the year ended 31 December 2010.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

32.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Lawsuit initiated by Mep Iletisim AS

On 31 December 2008, Mep Iletisim AS, which is former distributor of the Company and whose agreement is no longer valid, initiated a lawsuit against the Company claiming that it has a loss of TL 64,000 (equivalent to $41,397 as at 31 December 2010) due to the applications of the Company and requested TL 1,000 (equivalent to $647 as at 31 December 2010) and remaining amount to be reserved. The case is still pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the year ended 31 December 2010 (31 December 2009: None).

Investigation of ICTA on the wrongful declarations of the Company and the Company’s refrain from signing the minutes

ICTA decided to initiate an investigation based on the reason that the information provided by the Company within the frame of another investigation of ICTA is inconsistent and wrong, the Company is not in a helpful approach regarding the conduction of the investigation and refraining from signing the minutes drafted by the Audit Committee of ICTA. Investigation report has been sent to the Company. The Company submitted its defence within the due time. In accordance with the decision of ICTA dated 10 February 2011, no penalty has been charged for the Company.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the year ended 31 December 2010 (31 December 2009: None).

Decisions of ICTA on tariff plans

On 15 November 2009, ICTA notified that the Company has changed the conditions of a tariff plan after the launch and shall reimburse overcharged amounts to the subscribers. On 1 February 2010, the Company initiated a lawsuit for the cancellation of the decision of ICTA. The Court rejected the Company’s stay of execution request. The case is still pending.

Amount to be reimbursed to the subscribers is calculated as TL 15,660 (equivalent to $10,129 as at 31 December 2010) and deducted from revenues in the consolidated financial statements as at and for the year ended 31 December 2009. Reimbursement to subscribers was made in January 2010.

On 17 May 2010, ICTA decided to impose TL 802 (equivalent to $519 as at 31 December 2010) administrative fine against Turkcell on the ground that one of the tariff option of Turkcell contradicts the board decision which sets lower limit to the on-net tariffs. The payment was made within 1 month following the notification of the decision of ICTA. Therefore, 25% discount was applied and TL 601 (equivalent to $389 as at 31 December 2010) as fine on 21 June 2010. Besides, the Company filed a lawsuit on 21 July 2010 in request for the cancellation of fine. The Court overruled the suspension of execution request and the Company objected to this decision. The Court rejected the objection request of the Company. The lawsuit is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

32.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Decisions of ICTA on tariff plans (continued)

On 8 March 2010, ICTA informed the Company that an investigation took place on another tariff plan. As a result of the investigation, ICTA decided to apply administrative penalty amounted TL 26,483 (equivalent to $17,130 as at 31 December 2010) to the Company on 22 September 2010. Administrative fine was paid within 1 month following the notification of the decision of ICTA. Therefore, 25% discount was applied and TL 19,862 (equivalent to $12,847 as at 31 December 2010) is paid as a fine on 7 December 2010. The Company initiated a lawsuit to suspend the execution of administrative fine and cancellation, on 10 December 2010. The Court overruled the suspension of execution request and the Company objected to this decision. On 17 February 2011, the Court decided to suspend the execution. The case is still pending.

Amount to be reimbursed to the subscribers is calculated as TL 13,432 (equivalent to $8,688 as at 31 December 2010) for the year 2010 and deducted from revenues in the consolidated financial statements as at and for the year ended 31 December 2010. Reimbursement to subscribers was made in February 2011.

Decision of ICTA regarding telephone directory and unknown numbers service

On 7 July 2010, ICTA decided to fine the Company by TL 401 (equivalent to $259 as at 31 December 2010) and take all kinds of software, hardware, infrastructure and equipment which make available the telephone directory and unknown numbers service to the ownership of the Company on the ground that ownership of the whole system related to telephone directory and unknown number service is not pertain to the Company. Administrative fine was paid within 1 month following the notification of the decision of ICTA. Therefore, 25% discount was applied and TL 301 (equivalent to $195 as at 31 December 2010) as fine on 7 September 2010.

The Company filed a lawsuit on 22 September 2010 for the suspension and cancellation of the execution. The Court overruled the suspension of execution request of the Company and the Company objected to this decision however the court rejected the Company’s objection. The lawsuit is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements as at and for the year ended 31 December 2010 (31 December 2009: None).

Investigation of the Competition Board regarding applications to the distributors

On 1 December 2009, Competition Board decided to initiate an investigation against the Company on the ground that the Company, through its applications to its distributors, violates the related clauses of the Competition Act numbered 4054. Within the context of the investigation, the Company submitted its statement of defence. The investigation took place as an on-site examination and inspection in March 2010. The Competition Board decided to examine the claims of Vodafone regarding this investigation within the context of this file. Besides, the Company’s action concerning abuse of dominant position in the wholesale or retail market of sim card, unit card, digital unit, activation and other subscriber services by obstructing the activity of Avea is examined in the context of this investigation and Avea is accepted as a complainant. Investigation report is submitted to the Company in August 2010 and the Company submitted its defence statement to ICTA.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

32.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Investigation of ICTA based on the complaint of a subscriber

ICTA decided to initiate an investigation through its decision dated 12 May 2010 based on the complaint of Ozalp Insaat Pazarlama Tic. Ltd. Sti., and requested certain information and documents from the Company. The Company provided its response related to the matter to ICTA. Investigation report is notified to the Turkcell and Turkcell has submitted its defense statement to ICTA within the due date.

On 13 January 2011, ICTA decided to apply administrative fine of TL 10,020 (equivalent to $6,481 as at 31 December 2010). Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and provision amounting to TL 7,430 (equivalent to $4,806 as at 31 December 2010) is set in the consolidated financial statements as at and for the year ended 31 December 2010.

Investigation on breaching confidentiality of personal data and relevant legislation which is launched by ICTA

ICTA decided to launch preliminary investigation on breaching confidentiality of personal data and relevant legislation, within the context of the news in the press regarding unlawful wiretapping. ICTA authorities made an on-site inspection in July 2010. On 22 September 2010, ICTA decided to launch an investigation against the Company for detailed examination of the matter. Information and documents demanded by ICTA were submitted to the ICTA. In January 2011, investigation report was sent to the Company. The Company will send its written defense within due date.

Dispute on ongoing license fee in accordance with the amended license agreement

Based on the law enacted on 3 July 2005 with respect to the regulation of privatization, gross revenue description used for the calculation of ongoing license fee has been changed. According to this new regulation, accrued interest charges for the late payments, taxes such as indirect taxes, and accrued revenues are excluded from the description of gross revenue. Calculation method of gross revenue for ongoing license fee stipulated in the law according to the new regulation shall be valid as of the application date of the Company with the claim of amendment of its license agreement in compliance with the said Law. In the meanwhile, the Company realized the payments including above-mentioned items between 21 July 2005 and 10 March 2006, when the amendment in license agreement was effective.

On 9 June 2008, the Company filed a lawsuit before Administrative Court for the difference between the aforementioned period amounting to TL 102,649 (equivalent to $66,397 as at 31 December 2010) and interest amounting to TL 68,276 (equivalent to $ 44,163 as at 31 December 2010) till to the date the case is filed. The Administrative Court rejected the case and the Company appealed the decision. The appeal process is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements as at and for the year ended 31 December 2010 (31 December 2009: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

32.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on ongoing license fee in accordance with the amended license agreement (continued)

Based on the 9th article of the license agreement dated 10 March 2006, the Company has been obliged to pay 0.35% of its yearly gross revenue once a year as ICTA Fee. However, in the previous license agreement, the Company was obliged to pay 0.35% of its yearly gross revenue after deducting ongoing license fee, universal service fund and other indirect taxes from the calculation base whereas in the new agreement, these aforementioned payments are not deducted from the base of the calculation. Therefore, on 12 April 2006, the Company has initiated a lawsuit for the cancellation of the 9th article of the new license agreement. On 10 March 2009, the Court rejected the case. The Company appealed the decision. Appeal process is still pending.

Dispute on ICTA fee payment based on the amended license agreement

On 21 June 2006, ICTA notified the Company that the ICTA fee for the year 2005 which had been already paid in April 2006 should have been calculated according to the new license agreement dated 10 March 2006 instead of the previous license agreement which was effective in the year 2005. Therefore, ICTA requested the Company to pay additional TL 4,011 (equivalent to $2,594 as at 31 December 2010) and its accrued interest. The Company made the payment and initiated a lawsuit for the injunction and cancellation of the aforesaid decision of ICTA on 28 August 2006. On 24 July 2009, the Court decided in favor of the Company and annulled additional payment request of ICTA. The ICTA appealed the decision. Appeal process is still pending. The Company received the related principal amount of TL 4,011 (equivalent to $2,594 as at 31 December 2010) on 8 February 2010 and recorded income in the consolidated financial statements as at and for the year ended 31 December 2009. On 17 March 2010, the Company initiated a lawsuit for the accrued interest amounting to TL 3,942 (equivalent to $2,550 as at 31 December 2010). The case is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise concerning the accrued interests, no asset or related income is recognized in the consolidated financial statements as at and for the year ended 31 December 2010 (31 December 2009: None).

Penalty issued to Superonline regarding trenching activities

On 13 January 2011 Ankara Municipality issued a penalty of TL 8,863 (equivalent to $5,733 as at 31 December 2010) to Superonline related to Superonline’s trenching activities. Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is less than probable, thus, no provision is recognized in the consolidated financial statements as at and for the year ended 31 December 2010.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

32.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute with Avea on SMS interconnection termination fees

On 22 December 2006, Avea initiated a lawsuit against the Company claiming that although there was an agreement between the Company and Avea stating that both parties would not charge any SMS interconnection termination fees, the Company has charged SMS interconnection fees for the messages terminating on its own network and also assumed liabilities for the SMS terminating on Avea’s network and made interconnection payments to Avea after deducting the net balance of those SMS charges and accruals. Avea requested provisions of Interconnection Agreement regarding SMS pricing to be applied and requested collection of its losses amounting to nominal amount of TL 6,480 (equivalent to $4,191 as at 31 December 2010) for the period between January 2006 and August 2006 with its accrued interest till payment. On 25 November 2008, the Court decided in favor of Avea. The Company has appealed the decision. Appeal process is still pending. The Company has paid the principal of TL 6,480 (equivalent to $4,191 as at 31 December 2010), late payment interest of TL 5,103 (equivalent to $3,301 as at 31 December 2010) and related fees of TL 524 (equivalent to $339 as at 31 December 2010) on 30 March 2009.

In line with the court decision stating that charging SMS interconnection termination fees violates the agreement between the Company and Avea, neither SMS interconnection revenue nor SMS interconnection expense has been recognized from February 2005 to 23 March 2007.

Moreover, the Company applied to ICTA for the determination SMS interconnection termination fees and starting from 23 March 2007, the Company has applied the SMS interconnection termination fees announced by ICTA until January 2009. ICTA determined new SMS termination rate in January 2009 upon the application of Avea.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements as at and for the year ended 31 December 2010 (31 December 2009: None).

Dispute with T-Medya

Arbitration procedures regarding three real estates which are in the ownership of the Company in Izmir, Adana and Ankara, are commenced with the letter dated 13 August 2010 against T-Medya who is the lessee of the real estates and delinquent for the period between 2003-2010 rental period, to collect the unpaid rentals and its accrued interest in the amount of TL 8,914 (equivalent to $5,766 as at 31 December 2010). The arbitration processes are still pending.

A bad debt reserve for the receivable amount of 8,755 TL (equivalent to $5,663 as at 31 December 2010) for T-Medya has been recognized in the consolidated financial statements as at and for the year ended 31 December 2010 in accordance with the bad debt policy of the Company.

Investigation initiated by ICTA upon complaint of subscriber on international roaming campaigns

On 30 December 2010, ICTA decided to initiate an investigation against Turkcell upon a complaint of a consumer regarding the Company’s billing and pricing applications in order to investigate the billing and pricing problems arising from the international roaming campaigns within 2009 and 2010.

Investigation initiated by ICTA regarding Number Portability

On 26 January 2011 ICTA decided to initiate an investigation against the Company regarding refusal of number portability requests and reason of such refusal.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

33.	Related parties

Transactions with key management personnel:

Key management personnel comprise the Group’s directors and key management executive officers.

As at 31 December 2010 and 2009, none of the Group’s directors and executive officers has outstanding personnel loans from the Group.

In addition to their salaries, the Group also provides non-cash benefits to directors and executive officers and contributes to a post-employment defined plan on their behalf. The Group is required to contribute a specified percentage of payroll costs to the retirement benefit scheme to fund the benefits.

Total compensation provided to key management personnel is $11,395, $8,044 and $7,912 for the years ended 31 December 2010, 2009 and 2008, respectively.

The Company has agreements or protocols with several of its shareholders, consolidated subsidiaries and affiliates of the shareholders.

Other related party transactions:

Due from related parties – long term	31 December 2010	31 December 2009
T-Medya	1,044	5,539
Digital Platform Iletisim Hizmetleri AS (“Digital Platform”)	-	15,306
Other	-	194
	1,044	21,039

Receivables from T-Medya consists of receivables based on rent agreements, accrued interests for outstanding balance and unpaid building expenses. Due from related parties long term is shown net of allowance for doubtful debts amounting to $5,897 as at 31 December 2010 (31 December 2009: nil). The impairment loss recognized for the years ended 31 December 2010 is $5,897 (31 December 2009 and 2008: nil).

Due from related parties – short term	31 December 2010	31 December 2009
System Capital Management (“SCM”)	38,202	63,311
Digital Platform	21,307	25,563
A-Tel	13,260	8,786
KVK Teknoloji Urunleri AS (“KVK Teknoloji”)	8,212	5,470
ADD Production Media AS. (“ADD”)	1,796	-
Kyisvstar GSM JSC (“Kyivstar”)	1,225	226
Other	4,895	5,487
	88,897	108,843

Due from related parties short term is shown net of allowance for doubtful debts amounting to $2,998 as at 31 December 2010 (31 December 2009: nil). The impairment loss recognized for the years ended 31 December 2010 is $2,998 (31 December 2009 and 2008: nil).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

33.	Related parties (continued)

Other related party transactions (continued)

Due to related parties – short term	31 December 2010	31 December 2009
Hobim Bilgi Islem Hizmetleri AS (“Hobim”)	2,766	7,069
Intralot SA (“Intralot”)	910	-
KVK Teknoloji Urunleri AS (“KVK Teknoloji”)	909	519
Mapfre Genel Yasam Sigorta AS (“Mapfre”)	473	81
Kyisvstar GSM JSC (“Kyivstar”)	44	2,457
Other	5,658	4,654
	10,760	14,780

Substantially, all of the significant due from related party balances is from Cukurova Group companies.

Due from SCM, non-controlling shareholder of Euroasia, resulted from the loan that SCM utilized from Financell with maturity of 30 December 2011.

Due from Digital Platform, a company whose majority shares are owned by Cukurova Group, mainly resulted from receivables from call center revenues, financial support for borrowing repayments and advances given for current and planned sponsorships.

Due from A-Tel, a 50-50 joint venture of the Company and SDIF mainly, resulted from simcard and scratch card sales to this company.

Due from KVK Teknoloji, a company whose majority shares are owned by Cukurova Group, mainly resulted from simcard and scratch card sales to this company.

Due from ADD, a company whose majority shares are owned by Cukurova Group, resulted from advances given for advertising and sponsorship services.

Due from Kyivstar, whose shares are owned by one of the shareholders of the Company, mainly resulted from call termination and international traffic carriage services rendered to this company.

Due to Hobim, a company whose majority shares are owned by Cukurova Group, resulted from the invoice printing services rendered by this company.

Due to Intralot, a company incorporated under the laws of Greece and is the shareholder of Inteltek, a subsidiary of the Group. The Group purchases game software and maintenance services.

Due to KVK, a company whose majority shares are owned by Cukurova Group, resulted from the payables for sales commissions and terminal purchases.

Due to Mapfre, a company owned by one of the shareholders of the Group, provides insurance services to the Group.

Due to Kyivstar, whose shares are owned by one of the shareholders of the Company, mainly resulted from call termination and international traffic carriage services received.

The Group’s exposure to currency and liquidity risk related to due from/(due to) related parties is disclosed in Note 29.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

33.	Related parties (continued)

Transactions with related parties

All intragroup transactions have been eliminated and are not presented as related party transactions in the following table:

Income from related parties	2010	2009	2008
Sales to KVK Teknoloji
Simcard and prepaid card sales	507,963	640,312	860,711
Sales to Kyivstar
Telecommunications services	42,413	44,195	63,581
Sales to A-Tel
Simcard and prepaid card sales	30,838	67,558	132,594
Sales to Digital Platform
Call center revenues and interest charges	22,223	18,766	20,281
Finance income from SCM
Interest income	14,863	5,213	-
Sales to Teliasonera International
Telecommunications services	4,793	8,328	7,151
Sales to Millenicom Telekomunikasyon AS (“Millenicom”)
Telecommunications services	2,979	5,497	12,996
Sales to CJSC Ukrainian Radiosystems
Telecommunications services	2,321	3,388	8,390

Related party expenses	2010	2009	2008
Charges from ADD
Advertisement and sponsorship services	65,957	127,014	165,250
Charges from Kyivstar
Telecommunications services	36,039	53,466	63,799
Charges from A-Tel (*)
Dealer activation fees and others	31,618	36,971	49,065
Charges from KVK Teknoloji
Dealer activation fees and others	27,706	41,360	103,386
Charges from Hobim
Invoicing and archieving services	19,446	21,985	20,865
Charges from Teliasonera International
Telecommunications services	9,162	12,261	11,300
Charges from Millenicom
Telecommunications services	3,194	5,171	8,501
Charges from CJSC Ukrainian Radiosystems
Telecommunications services	2,211	4,208	6,491

* Charges from A-Tel have been eliminated to the extent of the Company’s interest in A-Tel for the years ended 31 December 2010, 2009 and 2008 amounting to $31,618, $36,971 and $49,065, respectively.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

33.	Related parties (continued)

Transactions with related parties (continued)

The significant agreements are as follows:

Agreements with KVK Teknoloji:

KVK Teknoloji, incorporated on 23 October 2002, one of the Company’s principal simcard distributors, is a Turkish company, which is affiliated with some of the Company’s shareholders. In addition to sales of simcards and scratch cards, the Company has entered into several agreements with KVK Teknoloji, in the form of advertisement support protocols, each lasting for different periods pursuant to which KVK Teknoloji must place advertisements for the Company’s services in newspapers. The objective of these agreements is to promote and increase handset sales with the Company’s prepaid and postpaid brand simcards, thereby supporting the protection of the Company’s market share in the prevailing market conditions. The prices of the contracts were determined according to the cost of advertising for KVK Teknoloji and the total advertisement benefit received, reflected in the Company’s market share in new subscriber acquisitions. Distributors’ campaign projects and market share also contributed to the budget allocation.

The amount of handset sales to the subscribers of the Company performed by KVK Teknoloji for the period ended 31 December 2010 is TL 180,922 (equivalent to $117,026 as at 31 December 2010)  which is paid to KVK Teknoloji in advance in accordance with certain commitment arrangements and collected from the subscribers throughout the campaign period.

Agreements with Kyivstar:

Alfa Group, a minor shareholder of the Company, holds the majority shares of Kyivstar. Astelit is receiving call termination and international traffic carriage services from Kyivstar.

Agreements with A-Tel:

A-Tel is involved in the marketing, selling and distributing the Company’s prepaid systems. A-Tel is a 50-50 joint venture of the Company and SDIF. A-Tel acts as the only dealer of the Company for Muhabbet Kart (a prepaid card), and receives dealer activation fees and simcard subsidies for the sale of Muhabbet Kart. In addition to the sales of simcards and scratch cards through an extensive network of newspaper kiosks located throughout Turkey, the Company has entered into several agreements with A-Tel for sales campaigns and subscriber activations.

Agreements with Digital Platform:

Digital Platform, a direct-to-home digital television service company under the Digiturk brand name, is a subsidiary of one of the Company’s principal shareholders, Cukurova Group. Digital Platform acquired the broadcasting rights for Turkish Super Football League by the tender held on 15 July 2004, until 31 May 2008 and the broadcasting rights were extended until 31 May 2010 with a new agreement dated 5 May 2005.

On 23 December 2005, “Restructuring Framework Agreement” and supplemental sponsorship agreements was signed between Digital Platform and the Company. Within the framework of the agreement, Digital Platform will pay its liabilities to Company including interest accrued partially in cash and partially by providing sponsorship services until 15 July 2011. On 4 June 2010, Digital Platform notified the Company to annul Lig TV sponsorship agreement, one of the supplemental agreements within the framework of  “Restructuring Framework Agreement” and declared that Digital Platform will pay its debt to the Company only in cash according to the payment schedule in “Restructuring Framework Agreement”. With the protocol dated 31 January 2011, the agreement dated 23 December 2005 is cancelled with the mutual agreement of the parties. The remaining receivable balance from Digital Platform will be paid in 2 equal installments in February 2011 and March 2011.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

33.	Related parties (continued)

Transactions with related parties (continued)

Agreements with Digital Platform: (continued)

The Company also has an agreement related to the corporate group SMS services that the Company offers to Digital Platform, and an agreement for call center services provided by the Company’s subsidiary Global Bilgi Pazarlama Danisma ve Cagri Servisi Hizmetleri AS (“Global”).

Agreements with SCM:

SCM, non-controlling shareholder of Euroasia, obtained loan from Financell.

Agreements with Teliasonera International:

Teliasonera International is the mobile operator that provides telecommunication services in the Nordic and Baltic countries. Teliasonera International is rendering and receiving call termination and international traffic carriage services to and from the Astelit.

Agreements with Millenicom:

European Telecommunications Holding AG (“ETH”), a subsidiary of Cukurova Group, holds the majority shares of Millenicom. Millenicom is rendering and receiving call termination and international traffic carriage services to and from the Company.

Agreements with CJSC Ukrainian Radiosystem:

CJSC Ukrainian Radiosystems owned by Vimpelcom provides mobile communications services is rendering and receiving call termination and international traffic carriage services to and from the Astelit.

Agreements with ADD:

ADD, a media planning and marketing company, is a Turkish company owned by one of the Company’s principal shareholders, Cukurova Group. The Company was operating a media purchasing agreement with ADD, which was revised on 1 September 2009 and was effective until 31 August 2010. The purpose of this agreement was to benefit from the expertise and bargaining power of ADD against third parties, regarding the formation of media purchasing strategies for both postpaid and prepaid brands. However, the agreement was annulled effective from 2 August 2010 as a result of the notification dated 28 May 2010.

Agreements with Hobim:

Hobim, one of the leading data processing and application service provider companies in Turkey, is owned by Cukurova Group. The Company has entered into invoice printing and archiving agreements with Hobim under which Hobim provides the Company with scratch card printing services, monthly invoice printing services, manages archiving of invoices and subscription documents for an indefinite period of time. Prices of the agreements are determined as per unit cost plus profit margin.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

34.	Group entities

The Group’s ultimate parent company is Turkcell. Subsidiaries of the Company as at 31 December 2010 and 2009 are as follows:

Subsidiaries

			Effective Ownership Interest

	Country of		31 December	31 December
Name	incorporation	Business	2010 (%)	2009 (%)
Kibris Telekom	Turkish Republic of Northern Cyprus	Telecommunications	100	100
Global	Turkey	Customer relations management	100	100
Turktell Bilisim Servisleri AS	Turkey	Information technology, value added GSM services investments	100	100
Superonline	Turkey	Telecommunications	100	100
Turktell Uluslararasi Yatırım Holding AS	Turkey	Telecommunications investments	100	100
Turkcell Kurumsal Satıs ve Dagıtım Hizmetleri AS	Turkey	Telecommunications	100	100
Eastasia	Netherlands	Telecommunications investments	100	100
Turkcell Teknoloji Arastirma ve Gelistirme AS	Turkey	Research and Development	100	100
Kule Hizmet ve Isletmecilik AS*	Turkey	Telecommunications infrastructure business	100	100
Sans Oyunlari Yatirim Holding AS	Turkey	Betting business investments	100	100
Financell	Netherlands	Financing business	100	100
Rehberlik Hizmetleri AS	Turkey	Telecommunications	100	100
Beltur BV	Netherlands	Telecommunications investments	100	100
Surtur BV	Netherlands	Telecommunications investments	100	100
Beltel	Turkey	Telecommunications investments	100	100
Turkcell Gayrimenkul Hizmetleri AS	Turkey	Property investments	100	100
LLC Global	Ukraine	Customer relations management	100	100
FLLC Global	Republic of Belarus	Customer relations management	100	100
UkrTower	Ukraine	Telecommunications infrastructure business	100	100
Talih Kusu Altyapi Hizmetleri AS	Turkey	Telecommunications investments	100	100
Turkcell Europe GmbH	Germany	Telecommunications	100	-
Corbuss Kurumsal Telekom Servis Hizmetleri AS	Turkey	GSM services	99	99
Belarusian Telecom	Republic of Belarus	Telecommunications	80	80
Inteltek	Turkey	Betting business	55	55
Euroasia	Netherlands	Telecommunications	55	55
Astelit	Ukraine	Telecommunications	55	55
Azerinteltek	Azerbaijan	Betting Business	28	-
*Brandname of Kule Hizmet ve Isletmecilik AS is Global Tower.

35.	Subsequent events

None

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: February 25, 2011	By:	/s/ Koray Öztürkler
	Name:	Koray Öztürkler
	Title:	Chief Corporate Affairs Officer

TURKCELL ILETISIM HIZMETLERI A.S.

Date: February 25, 2011	By:	/s/ Nihat Narin
	Name:	Nihat Narin
	Title:	Investor & Int. Media Relations – Division Head